Form 20-F
period 2025-12-31
J-Star Holding Co., Ltd.
filed 2026-04-30
CIK 1875016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from to

Commission file number: 001-42767

J-Star Holding Co., Ltd.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

7F-1, No. 633, Sec. 2, Taiwan Blvd
Xitun District, Taichung City 407
Taiwan (R.O.C.)

(Address of principal executive offices)

Mr. Jing-Bin Chiang, Chairman and Chief Executive Officer

Telephone: +886-423229900

At the address of the Company set forth above

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares	YMAT	The Nasdaq Capital Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

An aggregate of 13,953,333 Class A Ordinary Shares, par value of US$0.50, as of April 30, 2026.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D 1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

*	If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

INTRODUCTION

In this annual report on Form 20-F, unless the context otherwise requires, references to:

●	“amended and restated memorandum and articles of association” refers to the Fifth Amended and Restated Memorandum and Articles of Association of J-Star Holding Co., Ltd;

●	“Board” refers to the board of directors of J-Star Holding Co., Ltd;

●	“Bohong Technology” refers to Bohong Technology Jiangsu Co., Ltd;

●	“Class A Ordinary Shares” are to our Class A ordinary shares, par value of US$0.50 per share;

●	“Class B Ordinary Shares” are to our Class B ordinary shares, par value of US$0.50 per share;

●	“Companies Act” means the Companies Act (Revised) of the Cayman Islands, as may be amended from time to time;

●	“Controlling Shareholder” is to Mr. Jing-Bin Chiang, our Chairman of the board of directors, Director and Chief Executive Officer. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership” for more information;

●	““Dongguan Changrong” refers to Dongguan Changrong New Material Technology Co., Ltd.;

●	“HKD” refers to the legal currency of Hong Kong Special Administrative Region of the People’s Republic of China.;

●	“Hong Kong” or “HK” refers to the Hong Kong Special Administrative Region of the People’s Republic of China.;

●	“J-Star” refers to J-Star Holding Co., Ltd.;

●	“ordinary shares” refer to our Class A and Class B ordinary shares, par value US$0.50 per share;

●	“NTD” or “NT$” refers to the New Taiwan dollar, the legal currency of Taiwan;

●	“PRC” or “China” refers to the People’s Republic of China, including, for the purpose of this Annual Report only, Hong Kong and Macau, but excluding, Taiwan, unless the context otherwise indicates;

●	“Predecessor Group” refers to the companies comprising Yuan Min An Enterprises Co., Ltd., Skyfort International PTE. Ltd., YMA Corporation (formerly known as Yuan Chuan International Co., Ltd.), Dongguan Yuantai Sports Equipment Co., Ltd., Forwell Sports Equipment Co., Ltd. and Time Yield Limited.

●	“RMB” or “Renminbi” refers to the legal currency of China;

●	“$,” “US$,” “USD” or “U.S. Dollars” refers to the legal currency of the United States;

●	“share capital” or “shares in the capital of” or similar expressions include a reference to shares in a company that does not have a share capital under its governing law, but which is authorized to issue a maximum or unlimited number of shares; and

●	“Taiwan” refers to Taiwan, Republic of China.

This annual report on Form 20-F includes our audited consolidated financial statements for the fiscal years ended December 31, 2025, 2024 and 2023. In this annual report, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in United States dollars.

Our audited consolidated financial statements are presented in United States dollars. These dollar references are based on the exchange rate of NT$ to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets, including accounts receivable (expressed in dollars).

This annual report contains translations of certain HK$ and NT$ amounts into US$ amounts at specified rates solely for the convenience of the reader. Unless otherwise stated, the following exchange rates are used in this annual report:

	December 31,
US$ Exchange Rate	2025	2024	2023
Year ended HK$: US$ exchange rate	7.7833	7.7655	7.8081
Annual average HK$: US$ exchange rate	7.7962	7.8014	7.8260

Year ended NT$: US$ exchange rate	31.37	32.7515	30.5106
Annual average NT$: US$ exchange rate	31.18	32.1557	31.0906

Year ended SG$: US$ exchange rate	1.2859	1.3625	1.3192
Annual average SG$: US$ exchange rate	1.3028	1.3376	1.3410

Year ended CNY$: US$ exchange rate	6.9931	N/A	N/A
Annual average CNY$: US$ exchange rate	7.1746	N/A	N/A

Cautionary Statement Regarding Doing Business in China

We are aware that in recent years, the Chinese government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity (“VIE”) structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these regulatory actions and statements are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our business operations in China, the ability to accept foreign investments and list on a U.S. or other foreign exchange. Although currently our business of carbon fiber composite products is not affected under these regulatory actions, however, if the legislative or administrative regulation making bodies change their focus to the sector which we operate in, it may impact our ability to conduct our business, accept foreign investments, or list on a U.S. or other foreign exchange. Any future action by the Chinese government expanding the categories of industries and companies whose foreign securities offerings are subject to government review could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

As of the date of this Annual Report, we are also aware that the China Security Regulatory Commission, or CSRC, promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines thereto, which came into effect on March 31, 2023 and request that the domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC within three working days following its submission of confidential or public registration statement for initial public offerings or listing. Pursuant to the Trial Measures, the filing will be completed within twenty working days if the application documents are all in order. In the event that the application documents are incomplete or not in conformity with the requirements of the Trial Measures and the five supporting guidelines, then within five working days upon receipt of the application documents, the CSRC will inform the issuer to submit supplementary materials and the issuer shall provide such supplementary materials within thirty working days. In the process of the filing, the CSRC may also solicit the opinions of the competent department of the State Council for such filing. The time for submitting supplementary materials and soliciting opinions shall not be counted in the statutory time limit for filing (i.e., the foregoing twenty working days). According to the legal opinions issued by our PRC counsel, L&L-Leaven, Attorneys-at-Law, based on our disposal of the 80.5% equity interests in each of our two PRC operating subsidiaries, namely, YMA Composite Materials (DG) Co. Ltd. (“Dongguan YMA”) and Forwell Sports Equipment Co. Ltd (“Dongguan Forwell”), in April 2023, the remaining interests in Dongguan YMA and Dongguan Forwell are deemed to be equity investments (the “PRC Investments”) and the Group no longer has control over such two PRC operating entities. Further, Bohong Technology Jiangsu Co., Ltd. (“Bohong Technology”) and Dongguan Changrong New Material Technology Co., Ltd (“Dongguan Changrong”) are the only remaining PRC subsidiaries (“PRC Subsidiaries”) controlled by the Group. However, Bohong Technology is currently a non-operating subsidiary, while Dongguan Changrong is merely involved in trading activities of a limited scale. In light of the foregoing, we are relying on the legal opinions of our PRC counsel, L&L-Leaven, Attorneys-at-Law, in determining that we are not required to obtain approval or clearance from the CSRC as the listing of our Class A Ordinary Shares on Nasdaq does not constitute an “indirect overseas offering and listing by PRC domestic companies” and that we are not required to complete the filing procedures as stipulated by the Trial Measures because the Company’s majority business activities are neither carried out in Mainland China since our disposals of the 80.5% equity interests in each of Dongguan YMA and Dongguan Forwell in April 2023, nor is its main place of business located in Mainland China, and none of the members of the senior management team in charge of our business operation are Chinese citizens or domiciled in Mainland China. However, if our assessment that we are not required to complete the filing procedures as stipulated by the Trial Measures is incorrect, and if the Trial Measures do eventually apply to us, we cannot assure you that we will be able to receive the clearance of filing procedures under the Trial Measures on a timely basis, or at all. Any failure by us to fully comply with new regulatory requirements, including but limited to the failure to complete the filing procedures with the CSRC if required, may significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares , cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our Class A Ordinary Shares to significantly decline in value or become worthless. For a detailed description of the risks related to doing business in the PRC and Taiwan, and our listing, see “Item 3. Key Information—D. Risk Factors— Risks Related to Conducting Operations in PRC and Hong Kong”, “Item 3. Key Information—D. Risk Factors— Risks Related to Doing Business in Taiwan” and “Item 3. Key Information—D. Risk Factors— Risks Related to Ownership of Our Class A Ordinary Shares”.

For the years ended December 31, 2022 and 2021 and until April 2023, we conducted certain operations through our subsidiaries in PRC and we also had direct and indirect wholly-owned subsidiaries with some operations in the PRC. As of the date of the Annual Report, we do not have any PRC operating subsidiary that involves any manufacturing operations, except for leaving a company to run trading. The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulations and state ownership. Our ability to conduct business may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, property and other matters. Also, economic, political and legal developments in the PRC will affect our business, financial condition, results of operations and prospects. Policies, regulations, rules, and the enforcement of laws of the PRC government can have significant effects on economic conditions in the PRC and the ability of business to operate profitably. Our ability to operate profitably in the PRC may be adversely affected by changes in policies by the PRC government, including changes in laws, regulations or their interpretation, particularly those dealing with the Internet, including censorship and other restriction on material which can be transmitted over the Internet, security, intellectual property, money laundering, taxation and other laws that affect our ability to operate our entities in China. As such, these may result in a material change in our operations and/or the value of the securities we are registering for sale or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Cautionary Statement Regarding Holding Foreign Companies Accountable Act

Our Class A Ordinary Shares may be prohibited from trading on a national exchange under the Holding Foreign Companies Accountable Act (the “HFCAA”) if the Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect our auditors for two consecutive years beginning in 2021. The HFCAA was enacted on December 18, 2020 and states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit the company’s shares from being traded on a national securities exchange or in over-the-counter trading market in the U.S. On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”) and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by the previous President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On December 2, 2021, the SEC adopted final amendments to its rules implementing the HFCAA. The rules apply to registrants the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate (“Commission-Identified Issuers”) and require Commission-Identified Issuers identified by the SEC to submit documentation and make disclosures required under the HFCAA. In addition, the final amendments also establish procedures the SEC will follow in (i) determining whether a registrant is a “Commission-Identified Issuer” and (ii) prohibiting the trading on U.S. securities exchanges and in the over-the-counter market of securities of a “Commission-Identified Issuer” under the HFCAA. The final amendments are effective on January 10, 2022. The SEC will begin to identify and list Commission-Identified Issuers on its website shortly after registrants begin filing their annual reports for 2021. Pursuant to the HFCAA, the PCAOB issued a Determination Report on December 16, 2021, which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong, a Special Administrative Region of the PRC, because of a position taken by one or more authorities in the PRC or Hong Kong. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “SOP”) with the China Securities Regulatory Commission and the Ministry of Finance of China. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreement”), establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. Pursuant to the SOP Agreement, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and has resumed regular inspections since March 2023.

Our financial statements contained in this annual report on Form 20-F for the fiscal years ended December 31, 2025, 2024 and 2023 have been audited by WWC, P.C., (“WWC”). WWC is an independent registered public accounting firms and are among the public accounting firms that are registered with the PCAOB. Such PCAOB-registered accounting firms are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess their compliance with the applicable professional standards.

Permissions Required for Our Operations in China

We are aware that recently, the Chinese government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using VIE structures, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these regulatory actions and statements are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our entities in China, the ability to accept foreign investments and list on a U.S. or other foreign exchange. Although currently our business of carbon fiber composite products is not affected under these regulatory actions, however, if the legislative or administrative regulation making bodies change their focus to the sector which we operate in, it may impact our ability to conduct our business, accept foreign investments, or list on a U.S. or other foreign exchange. Any future action by the Chinese government expanding the categories of industries and companies whose foreign securities offerings are subject to government review could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless. For a detailed description of the risks related to doing business in the PRC and Taiwan, and our listing, see “Item 3. Key Information—D. Risk Factors— Risks Related to Conducting Operations in PRC and Hong Kong”, “Item 3. Key Information—D. Risk Factors— Risks Related to Doing Business in Taiwan” and “Item 3. Key Information—D. Risk Factors— Risks Related to Ownership of Our Class A Ordinary Shares”.

On July 6, 2021, the relevant Chinese government authorities published the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions call for strengthened regulation over illegal securities activities and increased supervision of overseas listings by China-based companies, and propose to take effective measures, such as promoting the construction of relevant regulatory systems to regulate the risks and incidents faced by China-based overseas-listed companies. As of the date of this Annual Report, no official guidance or related implementation rules have been issued in relation to these recently issued opinions and the interpretation and implementation of these opinions remain unclear at this stage. On December 24, 2021, the State Council published the Provisions on the Administration of Overseas Securities Offering and Listing by Domestic Companies (draft for consultation, “Draft Administration Provisions”), as well as the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (draft for consultation, “Draft Administration Measures”). Under the Draft Administration Provisions, a filing-based regulatory system will be introduced to cover both direct and indirect overseas issuance and listing of securities. The Draft Administration Measures further provide the scope of activities subject to the filing requirement, and relevant criteria for determining whether an activity falls within the scope. Pursuant to the Draft Administration Measures, the determination as to whether a PRC domestic company is indirectly offering and listing securities in an overseas stock market shall be made on a substance over form basis. If the issuer meets the following conditions, the offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (1) the total assets, net assets, revenues or profits of the domestic operating entity of the issuer in the most recent accounting year account for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; and (2) the senior management in charge of business operation and management of the issuer are mostly Chinese citizens or have domicile in China, and the issuer’s main places of business are located in China or main business activities are conducted in China. The Draft Administration Provisions and the Draft Administration Measures were released for public comment only, and the draft provisions and anticipated adoption or effective date are subject to changes and thus its interpretation and implementation remain substantially uncertain.

On February 17, 2023, the CSRC promulgated the Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of confidential or public registration statement for initial public offerings or listing. If a domestic company fails to complete required filing procedures, conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

On February 24, 2023, the CSRC, together with Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing which was issued by the CSRC, National Administration of State Secrets Protection and National Archives Administration of China in 2009, or the Provisions. The revised Provisions is issued under the title the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, and came into effect on March 31, 2023 together with the Trial Measures. One of the major revisions to the revised Provisions is expanding its application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, including but not limited to (a) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations.

As of the date of this Annual Report, the revised Provisions have come into effect. On or after March 31, 2023, in the event that our listing is determined as an “indirect overseas listing by a PRC domestic company” under the Trial Measures, any failure or perceived failure by the Company or PRC Subsidiaries to comply with the above confidentiality and archives administration requirements under the revised Provisions and other PRC laws and regulations may result in that the relevant entities would be held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime.

According to the legal opinions issued by our PRC counsel, L&L-Leaven, Attorneys-at-Law, based on our disposal of the 80.5% equity interests in each of our two PRC operating subsidiaries, namely, Dongguan YMA and Dongguan Forwell, in April 2023, the remaining interests in Dongguan YMA and Dongguan Forwell are deemed to be equity investments and the Group no longer has control over such two PRC operating entities. Further, Bohong Technology and Dongguan Changrong are the only remaining PRC Subsidiaries controlled by the Group. However, Bohong Technology is currently a non-operating subsidiary, while Dongguan Changrong is merely involved in trading activities of a limited scale. In light of the foregoing, we are relying on the legal opinions of our PRC counsel, L&L-Leaven, Attorneys-at-Law, in determining that we are not required to obtain approval or clearance from the CSRC as the listing of our Class A Ordinary Shares on Nasdaq does not constitute an “indirect overseas offering and listing by PRC domestic companies” and that we are not required to complete the filing procedures as stipulated by the Trial Measures because the Company’s majority business activities are not carried out in Mainland China since our disposals of the 80.5% equity interests in each of Dongguan YMA and Dongguan Forwell in April 2023, nor is its main place of business located in Mainland China, and none of the members of the senior management team in charge of our business operation are Chinese citizens or domiciled in Mainland China.

As J-Star is a holding company with no material operations of its own, our operations are conducted through our subsidiaries in Taiwan, Hong Kong and Samoa with our headquarters in Taiwan, and our subsidiaries in China are non-operating and merely involved in trading activities of a limited scale, which may subject us to certain laws and regulations in China. Our business is subject to various government regulations and regulatory interference. As of the date of this Annual Report, we have been advised by L&L-Leaven, Attorneys-at-Law, our counsel as to PRC law, that our PRC Subsidiaries have received all requisite permissions and approvals from the Chinese authorities for the operation of its business in the PRC, including but not limited to the business licenses from the State Administration for Market Regulation (“SAMR”), and the business licenses are valid and have not been revoked. Based on the PRC laws and regulations currently effective, we have been advised by L&L-Leaven, Attorneys-at-Law that we, including our PRC Subsidiaries, are not subject to any other pre-approval requirement, filing or reporting from Chinese authorities, including the Cybersecurity Administration Committee, or CAC, to list on U.S. exchanges or issue securities to foreign investors or to obtain any further permissions to conduct our current business in the PRC in addition to the permits currently held by us to operate our general business activities. Nevertheless, we may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. Furthermore, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and there are uncertainties with respect to the Chinese legal system and changes in laws, regulations and policies, including how those laws and regulations will be interpreted or implemented, although as of the date of this Annual Report, we have not been involved in any investigations initiated by the applicable government regulatory authorities, nor have we received any inquiry, notice, warning or sanction in such respect, it is uncertain whether or when we might be subject to such requirements, permission and approval from any related PRC government to list our shares on Nasdaq in the future. If approval is required in the future and we were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange or it may adversely affect our business and results of operation, which would materially affect the interest of the investors. It is uncertain when and whether the Company will be required to obtain permission from the PRC government to continue to list on U.S. exchanges or to conduct our current business in the future, and even when such permission is obtained, whether it will be denied or rescinded. Although we are advised by L&L-Leaven, Attorneys-at-Law, that we are currently not required to obtain any other pre-approval requirement from any of the PRC central or local government and we have not received any denial to list on the U.S. exchange or to conduct our current business, our operations may be adversely affected in the future, directly or indirectly, by existing or future PRC laws and regulations if PRC regulatory authorities do not take the same view as us. We could be subject to additional requirements that we obtain pre-approval or fulfill the filing and reporting obligation to pursue any future offerings from potentially other regulatory authorities. Although we believe the approval from other PRC governmental agencies is not required for the listing and trading of our securities on Nasdaq, we cannot assure you that relevant PRC governmental agencies would reach the same conclusion as we do. If other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for any follow-on offering, we may be unable to obtain such approvals which could significantly limit or completely hinder our ability to offer or continue to offer securities to our investors. The other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before the settlement and delivery of the securities that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the securities we are offering, you would be doing so at the risk that the settlement and delivery may not occur. Any uncertainties or negative publicity regarding such approval requirements could have a material adverse effect on our ability to complete any follow-on offering of our securities or the market for and market price of our Class A Ordinary Shares. However, we are not required to obtain additional permission or approval from Chinese authorities, including the CAC, to either approve our PRC Investments’ operation or to offer the securities being registered to foreign investors. For more detailed information, see “Item 3. Key Information—D. Risk Factors— Risks Related to Conducting Operations in PRC and Hong Kong — The approval of the CSRC or other Chinese regulatory agencies may be required under Chinese law,” “Item 3. Key Information—D. Risk Factors— Risks Related to Conducting Operations in PRC and Hong Kong — The Chinese government may exercise significant oversight and discretion over the conduct of business in the PRC and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our securities. We are currently not required to obtain any pre-approval or fulfill other filing and reporting obligations from or to Chinese authorities to list on U.S. exchanges, however, if we are required to obtain approval in the future and are denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors” and “Item 3. Key Information—D. Risk Factors— The Chinese government may intervene in or influence our business operations at any time or may exert more control over offerings conducted overseas and foreign investment in China based issuers, which could result in a material change in our business operations and significantly and adversely impact the value of our securities. Additionally, the governmental and regulatory interference could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.”

However, to operate the general business activities currently conducted in China, each of our PRC Subsidiaries is required to obtain a business license from the SAMR. Each of our PRC Subsidiaries has obtained a valid business license from the SAMR, and no application for any such license has been denied.

PRC Cybersecurity Measures

The amendment to the Cybersecurity Review Measures published by CAC on December 28, 2021, which has become effective on February 15, 2022, replaced the former Cybersecurity Review Measures. The amended Cybersecurity Review Measures stipulate that, among other items, if an issuer is classified as a “network platform operator” and such issuer possesses personal information of more than one million users and intends to be listed on a securities exchange in a foreign country, it must complete a cybersecurity review. Alternatively, relevant governmental authorities in China may initiate a cybersecurity review if such governmental authorities determine an operator’s cyber products or services, data processing or potential listing in a foreign country affect or may affect national security.

However, “network platform operators” is not defined under the amended Cybersecurity Review Measures. While the exact scope of “network platform” remains unclear, the Chinese government authorities may have wide discretion in the interpretation and enforcement of these laws. Currently, the amended Cybersecurity Review Measures have not materially affected our business and operations and we do not believe our business activities affect or may be interpreted to affect PRC’s national security. We have been advised by L&L-Leaven, Attorneys-at-Law, our counsel as to PRC law, that we are not subject to pre-approval requirement, filing or reporting from CAC to conduct this list on U.S. exchanges or issue securities to foreign investors. As of the date of this Annual Report, we have not been informed by any relevant Chinese government authorities that we are identified as or considered a “network platform operator”. We are not aware of any requirement that we should file for a cybersecurity review, nor have we received any inquiry, notice, warning, sanction in such respect or any regulatory objections to our listing. However, in anticipation of the strengthened implementation of cybersecurity laws and regulations, there can be no assurance that we will not be deemed as a network platform operator under the Chinese cybersecurity laws and regulations in the future, or that the amended Cybersecurity Review Measures will not be further amended or other laws or regulations will not be promulgated to subject us to the cybersecurity review or other compliance requirements. In such case, we may face challenges in addressing such enhanced regulatory requirements. For additional information, see “Item 3. Key Information—D. Risk Factors— Risks related to Our Business and Industry—Our failure to comply with data protection laws and regulations could lead to government enforcement actions and significant penalties against us, and adversely impact our operating results,” “Item 3. Key Information—D. Risk Factors— Risks Related to Conducting Operations in PRC —Compliance with China’s new Data Security Law, Cybersecurity Review Measures, Personal Information Protection Law, regulations and guidelines relating to the multi-level protection scheme and any other future laws and regulations may entail significant expenses and could materially affect our business,” and “Item 3. Key Information—D. Risk Factors— Risks Related to Conducting Operations in PRC and Hong Kong — The approval of the CSRC or other Chinese regulatory agencies may be required under Chinese law.”

Cash and Asset Flows through Our Organization

The following diagram depicts our current corporate structure. As of the date of this Annual Report, the shares of each of our subsidiaries are 100% owned by the respective entity displayed immediately above that subsidiary. Currently, our corporate structure contains no variable interest entities (“VIE”) and we do not intend to enter into any contractual arrangements to establish a VIE structure with any entity in the PRC.

Within the organization, approximately 80% of our customer cash inflows have been received by Star Leader Trading, our order-taking subsidiary in Hong Kong, and approximately 20% of our customer cash inflows have been received by TW YMA, our subsidiary in Taiwan. Time Yield is our subsidiary in Samoa mainly involved in the supportive services of procurement of raw material and it does not have any sales to external customers. As of the date of this Annual Report, Goal Beyond, our PRC Subsidiaries, our subsidiaries in the British Virgin Islands, Hong Kong, Singapore, Samoa and Netherlands do not have any operating business activities.

Our Hong Kong subsidiary purchases goods and services from our Taiwan subsidiary and then pays into Dongguan YMA and Dongguan Forwell, or our Taiwan subsidiary purchases goods from Dongguan YMA and Dongguan Forwell and then pays for such merchandise accordingly, and/or Time Yield will receive payments on the goods and services provided to Dongguan YMA and Dongguan Forwell. Our management team expects this arrangement to continue after the disposals of equity interests in Dongguan YMA and Dongguan Forwell and the entry of OEM/ODM agreements and their respective supplemental agreement with Dongguan YMA and Dongguan Forwell in April 2023. As such, our Hong Kong subsidiary, PRC Investments and/or Samoa subsidiary are funded by their own cash inflows or by our Taiwan subsidiary. As of the date of this Annual Report, none of our subsidiaries have ever faced difficulties or limitations on the ability to transfer cash to another subsidiary. We have implemented cash management policies for all of our subsidiaries, which require the relevant financial staff to verify that the relevant documents issued by the requesting staff with the approval of the competent supervisor are qualified, and then transfer the payment to the cashier upon competent supervisor of the relevant financial staff. Any voucher will be stamped after payment and the payee will sign the request for payment as receipt. In addition, all payments shall be made by remittance, crossed and stamped non-endorsed transfer cheques except for certain specified cash payables. When transferring any inter-group funds, the cash management procedures are the same as the cash management policies for external payment as set out above.

The following are the aggregate intra-group cash flow for the years ended December 31, 2023, 2024 and 2025:

From	To	For the Year Ended December 31, 2023	For the Year Ended December 31, 2024	For the Year Ended December 31, 2025
Star Leader Trading	TW YMA	$9,823,500	$581,700	1,873,700
Star Leader Trading	Time Yield	$0	$-	-
TW YMA	Star Leader Trading	$320,000	$1,975,396	1,511,000
TW YMA	Dongguan YMA	$8,457,500	$11,103,500	5,997,988
TW YMA	Dongguan Forwell	$6,055,200	$80,000	-
Dongguan YMA*	Time Yield	$0	$-	N/A
Dongguan Forwell*	Time Yield	$388,700	$1,350	N/A

* The Group disposed of 80.5% equity interests in each of our two PRC operating subsidiaries, namely, Dongguan YMA and Dongguan Forwell, in April 2023. The remaining interests in Dongguan YMA and Dongguan Forwell are deemed to be equity investments and the Group no longer has control over such two PRC operating entities.

Dividends and other distributions

J-Star was incorporated in Cayman Islands on May 24, 2016, to be the ultimate parent company of the Group. As a holding company with no material operations of our own, our operations are currently conducted through our subsidiaries in Taiwan, Hong Kong and Samoa with our headquarters in Taiwan. Our outsourced productions in the PRC Investments may also subject us to certain laws and regulations in China. J-Star is permitted under the laws of Cayman Islands to provide funding to our subsidiaries in Taiwan, Hong Kong and Samoa through loans or capital contributions without restrictions on the amount of the funds provided such arrangement is in the best interests of the Company.

Our operating subsidiaries in Hong Kong and Taiwan are permitted under the laws of Hong Kong and Taiwan, respectively, to provide direct or indirect funding to J-Star, the holding company incorporated in the Cayman Islands, through dividend distributions. Our Group currently intends to retain all available funds and future earnings, if any, for the operation and expansion of our business, and we do not anticipate declaring or paying any dividends in the foreseeable future. We also intend to settle amounts owed under our operating structure through bank loans and loans from related parties. We currently do not have any dividend policy, and any future determination as to dividends will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

Subject to the Companies Act (Revised) of the Cayman Islands and our amended and restated memorandum and articles of association, our board of directors may authorize and declare a dividend to shareholders (including shareholders who are based in the U.S.) from time to time out of the profits from the Company, realized or unrealized, or out of the share premium account, provided that the Company will remain solvent, meaning the Company is able to pay its debts as they come due in the ordinary course of business. There is no further Cayman Islands statutory restriction on the amount of funds which may be distributed by us in the form of dividends.

In or around July 2017, J-Star declared NTD61.5 million (approximately $2.2 million) of dividends to its then shareholders. For the years ended December 31, 2023, 2024 and 2025, we did not pay any dividends to our shareholders. As of the date of this Annual Report, neither we nor any of our subsidiaries have ever paid dividends or made distributions to U.S. investors. Except for the foregoing, no other transfers, dividends or distributions have been made between or among our holding company, our subsidiaries or to our investors. If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our operating subsidiaries in Hong Kong and Taiwan. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us, and under the current laws of Taiwan, dividends (whether in cash or shares) declared by TW YMA out of its retained earnings and distributed to Goal Beyond are subject to Taiwan withholding tax, currently at the rate of 21% on the amount of the distribution (in the case of cash dividends) or on the par value of the shares (in the case of stock dividends).

There are no restrictions or limitations under the laws of Hong Kong imposed on the conversion of HK dollars into foreign currencies and the remittance of currencies out of Hong Kong, nor is there any restriction on any foreign exchange to transfer cash between the Company and its subsidiaries, across borders and to investors outside of PRC, nor is there any restrictions and limitations to distribute earnings from the subsidiaries, to the Company and investors outside of PRC and amounts owed. There are no exchange controls in Cayman Islands.

All cash dividends declared and payable on the shares of TW YMA may be paid by TW YMA to Goal Beyond (as a foreign corporate shareholder) in NTD that, so long as Goal Beyond maintains its status as a foreign investor as approved by the Department of Investment Review, Ministry of Economic Affairs of Taiwan, may be converted into foreign currency and freely transferred out of Taiwan without the necessity of obtaining any additional Taiwan governmental approvals.

Under current Taiwan Foreign Exchange Control Law and regulations, foreign currency earned from exports of merchandise and services may be retained and used freely by exporters, and all foreign currency needed for the importation of merchandise and services may be purchased freely from the designated foreign exchange banks. Apart from trade-related or service-related foreign exchange transactions, Taiwan companies may, without foreign exchange approval, remit to and from Taiwan foreign currency in each calendar year of up to US$50 million (or such other amount as determined by Taiwan’s Central Bank from time to time at its discretion in consideration of Taiwan’s economic and financial conditions or the needs to maintain the order of foreign exchange market in Taiwan). The above limits apply to remittances involving either a conversion of NTD into a foreign currency or a conversion of foreign currency into NTD. For further details, please refer to “Item 4. Information on the Company — B. Business Overview– Regulations – Regulations in Taiwan – Regulations Relating to Foreign Exchange”.

Although we did not rely on our PRC Investments (previously PRC subsidiaries) for dividends or other distributions on equity in the past, we may rely on dividends and other distributions on equity paid by our PRC Investments for our cash and financing requirements in the future, including the funds necessary to pay dividends and other cash distributions to our shareholders or to service any debt we may incur. If any of our PRC Investments incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. To date, there have not been any such dividends or other distributions from our PRC Investments to our subsidiaries located outside of China. In addition, save as disclosed above, as of the date of this Annual Report, none of our subsidiaries have ever issued any dividends or distributions to us or their respective shareholders outside of China. As of the date of this Annual Report, neither we nor any of our subsidiaries have ever paid dividends or made distributions to U.S. investors.

According to the Foreign Investment Law of the People’s Republic of China and its implementing rules, which jointly established the legal framework for the administration of foreign-invested companies, a foreign investor may, in accordance with other applicable laws, freely transfer into or out of China its contributions, profits, capital earnings, income from asset disposal, intellectual property rights royalties acquired, compensation or indemnity legally obtained, and income from liquidation, made or derived within the territory of China in RMB or any foreign currency, and any entity or individual shall not illegally restrict such transfer in terms of the currency, amount and frequency.

Renminbi is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC Investments to use their potential future Renminbi revenues to pay dividends to us. The Chinese government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Shortages in availability of foreign currency may then restrict the ability of our PRC Subsidiaries to remit sufficient foreign currency to our offshore entities for our offshore entities to pay dividends or make other payments or otherwise to satisfy our foreign-currency-denominated obligations. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, without the need of the approval of the State Administration of Foreign Exchange of China (“SAFE”). By contrast, the Renminbi under the “capital account,” which includes foreign direct investment and foreign currency debt, including loans we may secure for our onshore subsidiaries, may be converted into other currencies upon the approval of the SAFE and the conversion is also subject to other restrictions or limitations, e.g., control of a Chinese entity’s foreign debt quota. Currently, our PRC Subsidiaries may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of the SAFE by complying with certain procedural requirements. However, the relevant Chinese governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. The Chinese government may continue to strengthen its capital controls, and additional restrictions and substantial vetting processes may be instituted by SAFE for cross-border transactions falling under both the current account and the capital account. Any existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in Renminbi to fund our business activities outside of China or pay dividends in foreign currencies to holders of our securities. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, SAFE and other relevant Chinese governmental authorities. This could affect our ability to obtain foreign currency through debt or equity financing for our PRC Subsidiaries. In addition, shareholders may potentially be subject to Chinese taxes on dividends paid by us in the event we are deemed a Chinese resident enterprise for Chinese tax purposes. See “Item 10. Additional Information—E. Taxation— People’s Republic of China Taxation” for more details.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. Known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information—D. Risk Factors”, may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. Factors that could cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements, include, but are not limited to, the factors summarized below, which also summarize some of the principal risks that could adversely affect our business, financial condition, results of operations or cash flows and prospects. This summary is not complete and the risks summarized below are not the only risks we face. When evaluating forward-looking statements, you should consider the risk factors and other cautionary statements described in “Item 3. Key Information—D. Risk Factors.” We believe the expectations reflected in the forward-looking statements contained in this annual report are reasonable, but no assurance can be given that these expectations will prove to be correct. Forward-looking statements should not be unduly relied upon.

Important factors that could cause actual results or events to differ materially from those expressed in forward-looking statements include, but are not limited to:

●	our goals and growth strategies;

●	our expectations regarding demand for and market acceptance of our products and services;

●	our future business development, results of operations and financial condition;

●	competition in our industry;

●	the expected growth of, and trends in, the markets for our products and services;

●	government policies and regulations relating to our corporate structure, business and industry;

●	our expectation regarding the use of proceeds from our initial public offering;

●	our ability to comply with the continued listing standards on the exchange or trading market on which our Class A Ordinary Shares are listed for trading;

●	general economic and business condition in Taiwan and elsewhere; and

●	assumptions underlying or related to any of the foregoing.

These factors are not necessarily all of the important factors that could cause actual results or events to differ materially from those expressed in forward-looking statements. Other unknown or unpredictable factors could also cause actual results or events to differ materially from those expressed in the forward-looking statements. Our future results will depend upon various other risks and uncertainties, including those described in “Risk Factors.” All forward-looking statements attributable to us are qualified in their entirety by this cautionary statement. Forward-looking statements speak only as of the date hereof. We undertake no obligation to update or revise any forward-looking statements after the date on which any such statement is made, whether as a result of new information, future events or otherwise.

You should read this annual report and the documents that we refer to in this annual report and have filed as exhibits to this annual report completely and with the understanding that our actual future results may be materially different from what we expect. Other sections of this annual report discuss factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Related to Conducting Operations in PRC and Hong Kong

A downturn in the PRC or global economy, and economic and political policies of the PRC could materially and adversely affect our business and financial condition.

We conduct certain operations through our Hong Kong subsidiary and we also have the PRC Subsidiaries and the PRC Investments. Furthermore, most of our products are manufactured in the PRC through outsourcing. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in the PRC generally and by continued economic growth in the PRC as a whole. The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us.

Economic conditions in China are sensitive to global economic conditions. Any prolonged slowdown in the global or Chinese economy may affect potential clients’ confidence in financial market as a whole and have a negative impact on our business, results of operations and financial condition. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct certain operations through our Hong Kong subsidiary and we also have the PRC Subsidiaries and the PRC Investments. PRC companies are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws and regulations applicable to wholly foreign-owned enterprises. The PRC legal system is based on statutes. Prior court decisions may be cited for reference but have limited precedential value.

Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may be quick with little advance notice and could have a significant impact upon our ability to operate profitably in the PRC and may cause the value of our securities to significantly decline or be worthless.

We conduct certain operations through our Hong Kong subsidiary and we also have the PRC Subsidiaries and the PRC Investments, which may subject us to certain laws and regulations in the PRC. Accordingly, economic, political and legal developments in the PRC will affect our business, financial condition, results of operations and prospects. Policies, regulations, rules, and the enforcement of laws of the PRC government can have significant effects on economic conditions in the PRC and the ability of businesses to operate profitably. Our ability to operate profitably in the PRC may be adversely affected by changes in policies by the PRC government, including changes in laws, regulations or their interpretation, particularly those dealing with the Internet, including censorship and other restriction on material which can be transmitted over the Internet, security, intellectual property, money laundering, taxation and other laws that affect our ability to operate our business.

Additionally, most of our products are manufactured in the PRC, and we are subject to certain legal and operational risks associated with our PRC outsourced productions. We are aware of the recent regulatory actions and statements initiated by the PRC government to regulate business operations in certain areas in PRC with little advance notice, such as regulatory actions targeting certain sectors of the for-profit education sector and technology and gaming platforms that have a quantitatively significant number of users located in PRC. There was also introduction of new legislative and regulatory proposals in PRC concerning data protection, see “Item 3. Key Information—D. Risk Factors— Risks related to Our Business and Industry—Our failure to comply with data protection laws and regulations could lead to government enforcement actions and significant penalties against us, and adversely impact our operating results”. Although our business of carbon fiber composite products is not affected under these regulatory actions, it is highly uncertain if the legislative or administrative regulation making bodies will change their focus to the sector which we operate in. It is also highly uncertain if, in the case we are subject to new laws and regulations, it will result in a material change in our operations and/or the value of our securities or if such modified or new laws and regulations could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

The Chinese government may exercise significant oversight and discretion over the conduct of business in the PRC and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our securities. We are currently not required to obtain any pre-approval or fulfill other filing or reporting obligations from or to Chinese authorities to list on U.S. exchanges, however, if we are required to obtain approval in the future and are denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors.

Since our operations are conducted through our subsidiaries in Taiwan, Hong Kong and Samoa with our headquarters in Taiwan, and we also have PRC Investments, this may subject us to certain laws and regulations in China. The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to conduct our current business may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties.

For example, the Chinese cybersecurity regulator announced on July 2, 2021 that it had begun an investigation of Didi Global Inc. (NYSE: DIDI) and two days later ordered that the company’s app be removed from smartphone app stores. On July 24, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly released the Guidelines for Further Easing the Burden of Excessive Homework and Off-campus Tutoring for Students at the Stage of Compulsory Education, pursuant to which foreign investment in such firms via mergers and acquisitions, franchise development, and variable interest entities are banned from this sector.

As such, we could be subject to regulations by various political and regulatory entities, including various local and municipal agencies and government sub-divisions, and these regulations may be interpreted and applied inconsistently by different agencies or authorities. We may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply, and such compliance or any associated inquiries or investigations or any other government actions may:

●	delay or impede our development;

●	result in negative publicity or increase our operating costs;

●	require significant management time and attention; and

●	subject our Company to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

Further, our business is subject to various government regulations and regulatory interference. As of the date of this Annual Report, our PRC Subsidiaries have received all requisite permissions and approvals from the Chinese authorities for the operation of its business in the PRC, including but not limited to the business licenses from the SAMR, and the business licenses are valid and have not been revoked. Based on the PRC laws and regulations currently effective we, including our PRC Subsidiaries, are not subject to any other pre-approval requirement, filing or reporting from Chinese authorities, including the Cybersecurity Administration Committee, or CAC, to list on U.S. exchanges or issue securities to foreign investors. Nevertheless, we may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. Furthermore, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and there are uncertainties with respect to the Chinese legal system and changes in laws, regulations and policies, including how those laws and regulations will be interpreted or implemented, although as of the date of this Annual Report, we have not been involved in any investigations initiated by the applicable government regulatory authorities, nor have we received any inquiry, notice, warning or sanction in such respect, it is uncertain whether or when we might be subject to such requirements, permission and approval from any related PRC government to list our shares on Nasdaq in the future. If approval is required in the future and we were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange or it may adversely affect our business and results of operation, which would materially affect the interest of the investors. Although we are currently not required to obtain any other pre-approval requirement from any of the PRC central or local government and we have not received any denial to list on the U.S. exchange or to conduct our current business, our operations may be adversely affected in the future, directly or indirectly, by existing or future PRC laws and regulations if PRC regulatory authorities do not take the same view as us. If other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for our listing and any follow-on offering, we may be unable to obtain such approvals which could significantly limit or completely hinder our ability to offer or continue to offer securities to our investors. The other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt our listing before the settlement and delivery of the securities that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the securities we are offering, you would be doing so at the risk that the settlement and delivery may not occur. Any uncertainties or negative publicity regarding such approval requirements could have a material adverse effect on our ability to complete any follow-on offering of our securities or the market for and market price of our securities. However, currently, we are not required to obtain additional permission or approval from Chinese authorities, including the CAC, to either approve our PRC Investments’ operation or to offer the securities being registered to foreign investors.

It is uncertain when and whether we will be required to obtain any pre-approval or fulfill other filing or reporting obligation from or to the PRC government to list on U.S. exchanges or to obtain any further permissions to conduct our current business operation in the PRC in addition to the permits currently held by us to operate our general business activities, and even when such pre-approval or permission is obtained, whether it will be denied or rescinded. Further, the promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case that restrict or otherwise unfavorably may impact the ability or the way we may conduct our business and could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our products or services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject it to additional liabilities. As such, our operations could be adversely affected, directly or indirectly, by existing or future PRC laws and regulations relating to its business or industry, which could result in a material adverse change in the value of our Class A Ordinary Shares, potentially rendering it worthless. As a result, both you and us face uncertainty about future actions by the PRC government that could significantly affect our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

The Chinese government may intervene in or influence our business operations at any time or may exert more control over offerings conducted overseas and foreign investment in China based issuers, which could result in a material change in our business operations and significantly and adversely impact the value of our securities. Additionally, the governmental and regulatory interference could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

The Chinese government has significant oversight and discretion over the conduct of our business and may intervene or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The Chinese government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could require us to seek permission from Chinese authorities to continue to operate our business, which may adversely affect our business, financial condition and results of operations. Furthermore, recent statements made by the Chinese government have indicated an intent to increase the government’s oversight and control over offerings of companies with significant operations in China that are to be conducted in foreign markets, as well as foreign investment in China-based issuers like us. Any such action, once taken by the Chinese government, could significantly limit or completely hinder our ability to offer or continue to offer Class A Ordinary Shares to our investors, and could cause the value of our Class A Ordinary Shares to significantly decline or become worthless.

Statements by the Chinese government have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China-based issuers. On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with the Law, pursuant to which Chinese regulators are required to accelerate rulemaking related to the overseas issuance and listing of securities, and update the existing laws and regulations related to data security, cross-border data flow, and management of confidential information. On December 24, 2021, the State Council published the Provisions on the Administration of Overseas Securities Offering and Listing by Domestic Companies, or Draft Administration Provisions, as well as the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, or Draft Administration Measures, for public comments. Under the Draft Administration Provisions, a filing-based regulatory system will be introduced to cover both direct and indirect overseas issuance and listing of securities. The Draft Administration Measures further provide the scope of activities subject to the filing requirement, and relevant criteria for determining whether an activity falls within the scope. Pursuant to the Draft Administration Measures, the determination as to whether a PRC domestic company is indirectly offering and listing securities in an overseas stock market shall be made on a substance over form basis. If the issuer meets the following conditions, the offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (1) the total assets, net assets, revenues or profits of the domestic operating entity of the issuer in the most recent accounting year account for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; and (2) the senior management in charge of business operation and management of the issuer are mostly Chinese citizens or have domicile in China, and the issuer’s main places of business are located in China or main business activities are conducted in China. The PRC has recently published new rules that require companies collecting or holding large amounts of data to undergo a cybersecurity review prior to listing in foreign countries. Pursuant to Article 7 of the Measures for Cybersecurity Review published by the CAC on December 28, 2021 and became effective on February 15, 2022, if an issuer is classified as a “network platform operator” and such issuer possesses personal information of more than 1 million users must now apply for cybersecurity approval when seeking listings in other nations due to the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments.”

As J-Star is a holding company with no material operations of its own, our operations are conducted through our subsidiaries in Taiwan, Hong Kong and Samoa with our headquarters in Taiwan, and we also have PRC Investments, which may subject us to certain laws and regulations in China. As such, we may collect certain personal data from our customers in connection with our business and operations and we are subject to various regulatory requirements relating to the security and privacy of data in various jurisdictions, as our customers are worldwide and are mostly based in Europe. However, we do not hold personal information of more than one million users and we believe that our listing is not subject to PRC cybersecurity review. In addition, as of the date of this Annual Report, we have not received any notice of and is not currently subject to any proceedings initiated by the CAC or any other PRC regulatory authority. Nonetheless, we may be subject to heightened regulatory scrutiny from PRC governmental authorities in the future. As there remains significant uncertainty in the interpretation and enforcement of the Data Security Law and the Personal Information Protection Law, we cannot assure you that we will comply with such regulations in all respects. Any non-compliance with these laws and regulations may subject us to fines, orders to rectify or terminate any actions that are deemed illegal by regulatory authorities, other penalties, including but not limited to reputational damage or legal proceedings against us, which may affect our business, financial condition or results of operations.

Notwithstanding the foregoing, as of the date of this Annual Report, there are no PRC laws and regulations in force explicitly requiring that we obtain any pre-approval from PRC authorities to issue securities to foreign investors, and we have not received any inquiry, notice, warning, sanction or any regulatory objection to our listing from the CSRC, the CAC or any other PRC authorities that have jurisdiction. Based on our understanding of the PRC laws and regulations currently in effect as of the date of this Annual Report, our registered public offering in the U.S. is not subject to the review or prior approval of the CAC or the CSRC. However, there remains uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offering and other capital markets activities and due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future. Any future action by the PRC government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC, the CAC or other PRC regulatory authorities could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

The approval of the CSRC or other Chinese regulatory agencies may be required under Chinese law.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”) purport to require offshore special purpose vehicles that are controlled by Chinese companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of Chinese domestic companies or assets in exchange for the shares of the offshore special purpose vehicles shall obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange.

Furthermore, on July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with the Law, pursuant to which Chinese regulators are required to accelerate rulemaking related to the overseas issuance and listing of securities, and update the existing laws and regulations related to data security, cross-border data flow, and management of confidential information. On December 24, 2021, the State Council published the Provisions on the Administration of Overseas Securities Offering and Listing by Domestic Companies, or Draft Administration Provisions, as well as the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, or Draft Administration Measures, for public comments. Under the Draft Administration Provisions, a filing-based regulatory system will be introduced to cover both direct and indirect overseas issuance and listing of securities. The Draft Administration Measures further provide the scope of activities subject to the filing requirement, and relevant criteria for determining whether an activity falls within the scope. Pursuant to the Draft Administration Measures, the determination as to whether a PRC domestic company is indirectly offering and listing securities in an overseas stock market shall be made on a substance over form basis. If the issuer meets the following conditions, the offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (1) the total assets, net assets, revenues or profits of the domestic operating entity of the issuer in the most recent accounting year account for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; and (2) the senior management in charge of business operation and management of the issuer are mostly Chinese citizens or have domicile in China, and the issuer’s main places of business are located in China or main business activities are conducted in China. Numerous regulations, guidelines and other measures have been or are expected to be adopted under the umbrella of or in addition to the Cyber Security Law and Data Security Law. As there are still uncertainties regarding the interpretation and implementation of such regulatory guidance, we cannot assure you that we will be able to comply with new regulatory requirements relating to our future overseas capital-raising activities and we may become subject to more stringent requirements with respect to matters including data privacy and cross-border investigation and enforcement of legal claims. Notwithstanding the foregoing, as of the date of this Annual Report, we are not aware of any Chinese laws or regulations in effect requiring that we obtain permission from any Chinese authority to issue securities to foreign investors, and we have not received any inquiry, notice, warning, sanction or any regulatory objection to our listing from the CSRC, the CAC or any other Chinese authorities that have jurisdiction over our operations.

On February 17, 2023, the CSRC promulgated the Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of confidential or public registration statement for initial public offerings or listing. The determination as to whether a domestic company is indirectly offering and listing securities in an overseas stock market shall be made on a substantial basis. If the issuer meets all of the conditions set out in Article 15 of the Trial Measures, the offering and listing shall be determined as an indirect overseas offering and listing by a domestic company and the issuer shall be required to file with the CSRC for the offering. If a domestic company fails to complete required filing procedures, conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. See “Regulations— Regulations Related to Mergers and Acquisitions and Overseas Listings.”

On February 24, 2023, the CSRC, together with Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing which was issued by the CSRC, National Administration of State Secrets Protection and National Archives Administration of China in 2009, or the Provisions. The revised Provisions is issued under the title the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, and came into effect on March 31, 2023 together with the Trial Measures. One of the major revisions to the revised Provisions is expanding its application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, including but not limited to (a) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations.

As of the date of this Annual Report, the revised Provisions have come into effect. On or after March 31, 2023, in the event that our listing is determined as an “indirect overseas offering and listing by a PRC domestic company” under the Trial Measures, any failure or perceived failure by the Company or our PRC Subsidiaries to comply with the above confidentiality and archives administration requirements under the revised Provisions and other PRC laws and regulations may result in that the relevant entities would be held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime.

According to the legal opinions issued by our PRC counsel, L&L-Leaven, Attorneys-at-Law, based on our disposal of the 80.5% equity interests in each of our two PRC operating subsidiaries, namely, Dongguan YMA and Dongguan Forwell, in April 2023, the remaining interests in Dongguan YMA and Dongguan Forwell are deemed to be equity investments and the Group no longer has control over such two PRC operating entities. Further, Bohong Technology and Dongguan Changrong are the only remaining PRC Subsidiaries controlled by the Group. However, Bohong Technology is currently a non-operating subsidiary, while Dongguan Changrong is merely involved in trading activities with limited scale. In light of the foregoing, we are relying on the legal opinions of our PRC counsel, L&L-Leaven, Attorneys-at-Law, in determining that we are not required to obtain approval or clearance from the CSRC as the listing of our Class A Ordinary Shares on Nasdaq does not constitute an “indirect overseas offering and listing by PRC domestic companies” and that we are not required to complete the filing procedures as stipulated by the Trial Measures because the Company’s majority business activities are not carried out in Mainland China since our disposals of the 80.5% equity interests in each of Dongguan YMA and Dongguan Forwell in April 2023, nor is its main place of business located in Mainland China, and none of the members of the senior management team in charge of our business operation are Chinese citizens or domiciled in Mainland China.

As there are still uncertainties regarding the interpretation and implementation of such regulatory guidance, if the Trial Measures do eventually apply to us, we cannot assure you that we will be able to receive the clearance of filing procedures under the Trial Measures on a timely basis, or at all. Any failure by us to fully comply with new regulatory requirements, including but limited to the failure to complete the filing procedures with the CSRC if required, may significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our Class A Ordinary Shares to significantly decline in value or become worthless. We also cannot assure you that we will not be required to comply with new regulatory requirements relating to our future overseas capital-raising activities and we may become subject to more stringent requirements with respect to matters including data privacy and cross-border investigation and enforcement of legal claims. Notwithstanding the foregoing, as of the date of this Annual Report, we are not aware of any Chinese laws or regulations in effect requiring that we obtain permission from any Chinese authority to issue securities to foreign investors, and we have not received any inquiry, notice, warning, sanction or any regulatory objection to our listing from the CSRC, the Cyberspace Administration of China, or the CAC, or any other Chinese authorities that have jurisdiction over our operations.

Our business is subject to various government regulations and regulatory interference. As of the date of this Annual Report, our PRC Subsidiaries have received all requisite permissions and approvals from the Chinese authorities for the operation of its business in the PRC, including but not limited to the business licenses from the SAMR, and the business licenses are valid and have not been revoked. Based on the PRC laws and regulations currently effective, we, including our PRC Subsidiaries, are not subject to any other pre-approval requirement, filing or reporting from Chinese authorities, including the Cybersecurity Administration Committee, or CAC, to list on U.S. exchanges or issue securities to foreign investors or to obtain any further permissions to conduct our current business in the PRC in addition to the permits currently held by us to operate our general business activities. Nevertheless, we may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. Furthermore, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and there are uncertainties with respect to the Chinese legal system and changes in laws, regulations and policies, including how those laws and regulations will be interpreted or implemented, although as of the date of this Annual Report, we have not been involved in any investigations initiated by the applicable government regulatory authorities, nor have we received any inquiry, notice, warning or sanction in such respect, it is uncertain whether or when we might be subject to such requirements, permission and approval from any related PRC government to list our shares on Nasdaq in the future. If approval is required in the future and we were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange or it may adversely affect our business and results of operation, which would materially affect the interest of the investors. It is uncertain when and whether the Company will be required to obtain permission from the PRC government to continue to list on U.S. exchanges or to conduct our current business in the future, and even when such permission is obtained, whether it will be denied or rescinded. Although we are currently not required to obtain any other pre-approval requirement from any of the PRC central or local government and we have not received any denial to list on the U.S. exchange or to conduct our current business, our operations may be adversely affected in the future, directly or indirectly, by existing or future PRC laws and regulations if PRC regulatory authorities do not take the same view as us. If other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for our listing and any follow-on offering, we may be unable to obtain such approvals which could significantly limit or completely hinder our ability to offer or continue to offer securities to our investors. The other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt our listing before the settlement and delivery of our securities that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the securities we are offering, you would be doing so at the risk that the settlement and delivery may not occur. Any uncertainties or negative publicity regarding such approval requirements could have a material adverse effect on our ability to complete any follow-on offering of our securities or the market for and market price of our Class A Ordinary Shares. However, currently, we are not required to obtain additional permission or approval from Chinese authorities, including the CAC, to either approve our PRC Investments’ operations or to offer the securities being registered to foreign investors.

Based on the above and our understanding of the Chinese laws and regulations currently in effect as of the date of this Annual Report, we are not required to submit an application to the CAC for the approval of our listing and the listing and trading of our Class A Ordinary Shares on the Nasdaq. However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities. If it is determined in the future that the approval or filing of the CAC or any other regulatory authority is required for our listing, we may face sanctions by the CAC or other Chinese regulatory agencies. These regulatory agencies may impose fines and penalties on our entities in China, limit our ability to pay dividends outside of China, limit our entities in China, or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our Class A Ordinary Shares. The CAC or other Chinese regulatory agencies may take actions requiring us, or making it advisable for us, to halt our listing before settlement and delivery of the our securities. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CAC or other regulatory agencies later promulgate new rules requiring that we obtain their approvals for our listing, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of Class A Ordinary Shares.

Compliance with China’s new Data Security Law, Cybersecurity Review Measures, Personal Information Protection Law, regulations and guidelines relating to the multi-level protection scheme and any other future laws and regulations may entail significant expenses and could materially affect our business.

China has implemented or will implement rules and is considering a number of additional proposals relating to data protection. China’s new Data Security Law took effect in September 2021. The Data Security Law provides that the data processing activities must be conducted based on “data classification and hierarchical protection system” for the purpose of data protection and prohibits entities in China from transferring data stored in China to foreign law enforcement agencies or judicial authorities without prior approval by the Chinese government.

Additionally, China’s Cyber Security Law requires companies to take certain organizational, technical and administrative measures and other necessary measures to ensure the security of their networks and data stored on their networks. Specifically, the Cyber Security Law provides that China adopt a multi-level protection scheme (MLPS), under which network operators are required to perform obligations of security protection to ensure that the network is free from interference, disruption or unauthorized access, and prevent network data from being disclosed, stolen or tampered. Under the MLPS, entities operating information systems must have a thorough assessment of the risks and the conditions of their information and network systems to determine the level to which the entity’s information and network systems belong-from the lowest Level 1 to the highest Level 5 pursuant to a series of national standards on the grading and implementation of the classified protection of cyber security. The grading result will determine the set of security protection obligations that entities must comply with. Entities classified as Level 2 or above should report the grade to the relevant government authority for examination and approval.

Recently, the Cyberspace Administration of China has taken action against several Chinese internet companies in connection with their initial public offerings on U.S. securities exchanges, for alleged national security risks and improper collection and use of the personal information of Chinese data subjects. According to the official announcement, the action was initiated based on the National Security Law, the Cyber Security Law and the Cybersecurity Review Measures, which are aimed at “preventing national data security risks, maintaining national security and safeguarding public interests.” On December 28, 2021, the CAC published an amendment to the Cybersecurity Review Measures which have been in effect since June 1, 2020 and became effective on February 15, 2022, expanding the cybersecurity review to network platform operators in possession of personal information of over 1 million users if the operators intend to list their securities in a foreign country.

It is unclear at the present time how widespread the cybersecurity review requirement and the enforcement action will be and what effect they will have on the manufacturing and healthcare sectors generally and the Company in particular. China’s regulators may impose penalties for non-compliance ranging from fines or suspension of operations, and this could lead to us delisting from the U.S. stock market.

The National People’s Congress released the Personal Information Protection Law, which has become effective on November 1, 2021. The Personal Information Protection Law provides a comprehensive set of data privacy and protection requirements that apply to the processing of personal information and expands data protection compliance obligations to cover the processing of personal information of persons by organizations and individuals in China, and the processing of personal information of persons in China outside of China if such processing is for purposes of providing products and services to, or analyzing and evaluating the behavior of, persons in China. The Personal Information Protection Law also provides that critical information infrastructure operators and personal information processing entities who process personal information meeting a volume threshold to be set by Chinese cyberspace regulators are also required to store in China personal information generated or collected in China, and to pass a security assessment administered by Chinese cyberspace regulators for any export of such personal information. Lastly, the Personal Information Protection Law contains proposals for significant fines for serious violations of up to RMB50 million (approximately $7.0 million) or 5% of annual revenues from the prior year and may also be ordered to suspend any related activity by competent authorities.

On February 24, 2023, the CAC published Measures on Standard Contracts for the Outbound Cross-Border Transfer of Personal Information (“SC Measures”), together with the Standard Contract for the Outbound Cross-Border Transfer of Personal Information (“Standard Contract”), which become effective on June 1, 2023. The CAC highlighted that the SC Measures apply to personal information processors who provide personal information outside the PRC by concluding a standard personal information export contract with an overseas recipient. More specifically, the measures provide that personal information processors providing information overseas by means of Standard Contract must meet the following conditions: (i) be considered as non-critical information infrastructure operators; (ii) handle the personal information of less than one million people; (iii) have provided the personal information abroad of fewer than 100,000 people since January 1 of the previous year; and (iv) have provided the sensitive personal information abroad of fewer than 10,000 people since January 1 of the previous year. The SC Measures requires personal information processors providing information overseas by means of a standard contract to complete execution of Standard Contracts with overseas recipients and filing of Standard Contracts and personal information impact assessment prior to outbound cross-border transfer of personal information.

On March 22, 2024, the CAC published and implemented the Provisions on Promoting and Regulating Cross- Border Data Flow, aiming to loosen data protection burdens faced by the country’s foreign investment environment and address compliance difficulties faced by businesses under the current legal regime. Several circumstances are identified where cross-border data transfers would not require going through any of the following data export procedures, i.e. personal information impact assessments, personal information certification, or Standard Contracts filing, which include: (i) data transfers related to international trade and transportation, academic cooperation, cross-border manufacturing or marketing that do not contain personal information or important data; (ii) necessary transfers for performance of contracts involving natural persons; (iii) transfer of employee data in line with labor policies and collective contracts; (ⅳ) transfer of personal information by non-critical information infrastructure operators involving fewer than 100,000 individuals’ personal information accumulatively (excluding sensitive personal information) since January 1 of the given year; (ⅴ) transfer of personal information not collected or generated within the PRC; (ⅵ) transfers necessary for protecting health and safety in emergencies; and (ⅶ) data transfers by entities incorporated within China Free Trade Zones that involve data not included on negative data lists to be promulgated by such Free Trade Zones.

On October 14, 2025, the CAC and the SAMR jointly issued the Measures for Certification of the Outbound Cross-Border Transfer of Personal Information (“Certification Measures”), which has become effective on January 1, 2026. The Certification Measures establish a third-party certification mechanism for the cross-border transfer of personal information by data processors that are non-critical information infrastructure operators. This mechanism applies where, per calendar year, the cumulative outbound transfers fall within defined thresholds, specifically involving the personal information of 100,000 to 1 million individuals (excluding sensitive information) or the sensitive personal information of fewer than 10,000 individuals, and provided that no important data is involved. Under this framework, eligible personal information processors shall apply to qualified professional certification bodies, which assess compliance with legal requirements such as notification, separate consent, and personal information protection impact assessments, and issue certificates valid for three years. The Certification Measures mark the full implementation of the personal information protection certification pathway under the Personal Information Protection Law, complementing the existing mechanisms of security assessment and standard contract filing, and thereby completing China’s cross-border data transfer regulatory system.

Interpretation, application and enforcement of these laws, rules and regulations evolve from time to time and their scope may change, through new legislation, amendments to existing legislation or changes in enforcement. Compliance with the Cyber Security Law and the Data Security Law could significantly increase the cost to us of providing our service offerings, require significant changes to our operations or even prevent us from providing certain service offerings in jurisdictions in which we currently operate or in which we may operate in the future. Despite our efforts to comply with applicable laws, regulations and other obligations relating to privacy, data protection and information security, it is possible that our practices, offerings or platform could fail to meet all of the requirements imposed on us by the Cyber Security Law, the Data Security Law and/or related implementing regulations. Any failure on our part to comply with such law or regulations or any other obligations relating to privacy, data protection or information security, or any compromise of security that results in unauthorized access, use or release of personally identifiable information or other data, or the perception or allegation that any of the foregoing types of failure or compromise has occurred, could damage our reputation, discourage new and existing counterparties from contracting with us or result in investigations, fines, suspension or other penalties by Chinese government authorities and private claims or litigation, any of which could materially adversely affect our business, financial condition and results of operations. Even if our practices are not subject to legal challenge, the perception of privacy concerns, whether or not valid, may harm our reputation and brand and adversely affect our business, financial condition and results of operations. Moreover, the legal uncertainty created by the Data Security Law and the recent Chinese government actions could materially adversely affect our ability, on favorable terms, to raise capital, including engaging in follow-on offerings of our securities in the U.S. market once we are a public company.

In addition, on February 24, 2023, the CSRC, together with Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing which was issued by the CSRC, National Administration of State Secrets Protection and National Archives Administration of China in 2009, or the Provisions. The revised Provisions are issued under the title the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, and came into effect on March 31, 2023 together with the Trial Measures. One of the major revisions to the revised Provisions is expanding its application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, including but not limited to (a) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations.

As of the date of this Annual Report, the revised Provisions have come into effect. On or after March 31, 2023, in the event that our listing is determined as an “indirect overseas offering and listing by a PRC domestic company” under the Trial Measures, any failure or perceived failure by the Company or PRC Subsidiaries to comply with the above confidentiality and archives administration requirements under the revised Provisions and other PRC laws and regulations may result in that the relevant entities would be held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime.

Failure to comply with regulations related to export of processed materials may result in fines and legal or administrative actions.

For the years ended December 31, 2025, 2024 and 2023, our products were exported from PRC to branded customers around the world, especially in Switzerland, France, Italy, the Netherlands, Germany and Japan. Pursuant to the Regulation of the PRC on the Implementation of Customs Administrative Punishment, for a PRC entity managing businesses such as the transportation, storage, processing, assembly, consignment sale and exhibition of goods under customs supervision, if it fails to provide justifiable reasons for the relevant goods that are lost or short in quantity or whose records are untrue, a fine of 5% up to 30% the value of goods may be imposed upon, and the illegal gains shall be confiscated. During the year ended December 31, 2018, due to administrative oversight, one of our previous PRC subsidiaries (currently, one of our PRC Investments), Dongguan Forwell, arbitrarily supplied the bonded materials which it imported for third party use (including for the use of Dongguan Yuantai Sports Equipment Co., Ltd., as Dongguan Forwell’s affiliate at that time); as a result, the short of bonded materials was identified and a fine of RMB492,500 (approximately $70,358) was imposed upon Dongguan Forwell, and the fine was duly paid by Dongguan Forwell.

As we aim to increase our presence in overseas markets, we are subject to a variety of risks and uncertainties associated with exporting of goods, such as compliance with foreign laws and regulatory requirements, foreign taxes and trade barriers. Any failure to comply with regulations related to import of raw materials or export of processed materials may result in fines and legal or administrative actions, which may have material and adverse impact on our financial condition, results of operations and prospects.

Any lack of requisite approvals, licenses, permits or filings or failure to comply with any requirements of PRC laws, regulations and policies may materially and adversely affect our daily operations.

In accordance with the relevant PRC laws and regulations, we are required to maintain various approvals, licenses, permits and filings to operate our business, including but not limited to business license, sewage discharge permits, pollution discharge registration of stationary pollution source, customs registration certificate for customs declaration entities, record-filing form for entry-exit inspection and quarantine for declaration enterprise, food operation permit, and those with respect to environment protection and fire safety inspection. The obtaining of these approvals, licenses, permits and filings are subject to satisfactory compliance with, among other things, the applicable laws and regulations.

Furthermore, uncertainties exist with respect to the interpretation of relevant legal requirements regarding certain licenses and permits. In practice, relevant government authorities may take the view that certain license is not required for operating our business though there may be different interpretations with respect to the licensing requirements. We cannot assure you that relevant government authorities’ interpretation on such licensing requirements will remain the same in the future. If we are required to obtain relevant licenses, we will have to obtain those licenses in a timely manner. In addition, government authorities may impose additional licenses or permits or provides more strict supervision requirements when we make application, extension or renewal of licenses or permits. There is no guarantee that we would be able to obtain such licenses or permits or meet all the supervision requirements in a timely manner, or at all, or that they will not be subsequently revoked by relevant authorities. If we are unable to obtain any of such licenses and permits or extend or renew any of our current licenses or permits upon their expirations, or if we are required to incur significant additional costs to obtain or renew these licenses, permits and approvals, our daily operations could be materially and adversely affected.

We may be subject to additional contributions under various employee benefits plans and late payments and fines imposed by relevant governmental authorities.

Companies operating in PRC are required to participate in various government-sponsored employee benefit plans, including certain social insurance, housing provident funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of employees up to a maximum amount specified by the local government from time to time at locations where our employees are based.

Our PRC Investments (previously PRC subsidiaries), Dongguan YMA and Dongguan Forwell, did not make adequate contributions for the social insurance premiums, consisting of pension premium, medical insurance premium, work-related injury insurance premium, unemployment insurance premium and maternity insurance premium, for our employees in accordance with the statutory payment base required by the relevant PRC laws during the financial reporting periods. Our failure in paying the social insurance premiums may subject us to any order to pay the shortfall of the social security insurance premiums within the prescribed time limited by the relevant PRC governmental authority. As of December 31, 2021 and 2022, we provided a reserve in the sum of approximately RMB7.6 million (approximately $1.1 million) and RMB7.5 million (approximately $1.1 million) for the underpaid social insurance premiums, respectively. However, since we have disposed the PRC Investments, the payment of social securities in the PRC is no longer our Group’s obligations.

Furthermore, Dongguan YMA and Dongguan Forwell may be liable for a late fee of 0.5% per day of the underpaid amount, calculated from the original due date of such underpaid amount. In the event that Dongguan YMA and Dongguan Forwell failed to pay the underpaid amount within the period specified by the PRC authority, a fine of no less than one time and up to three times of the aggregate unpaid amount may be imposed. Furthermore, the relevant PRC governmental authority may apply to the relevant administrative department for a decision on the allocation of the social insurance premium and notify the bank in writing for the allocation of the social insurance premium from Dongguan YMA’s and Dongguan Forwell’s bank accounts. If the balance of the bank account of Dongguan YMA and Dongguan Forwell is insufficient to cover the underpaid amount, the relevant PRC governmental authority may order Dongguan YMA and Dongguan Forwell to offer guarantee. If Dongguan YMA and Dongguan Forwell still fail to pay the social insurance premium in full amount and do not provide guarantee, the relevant PRC governmental authority may apply to competent people’s court for compulsory enforcement.

In addition, Dongguan YMA and Dongguan Forwell did not make adequate contributions for the housing provident fund for certain employees or pay such fund for our employees in accordance with the statutory payment base required by the relevant PRC laws. The reason for Dongguan YMA’s and Dongguan Forwell’s failure to pay the housing provident fund for part of their employees is that those employees are not willing to participate in the housing provident fund scheme and pay the housing provident fund. In this regard, Dongguan YMA and Dongguan Forwell may be ordered to pay the housing provident fund by the relevant PRC governmental authority. As of December 31, 2021 and 2022, we had provided reserve in the sum of approximately RMB6.0 million (approximately $0.9 million) and RMB5.6 million (approximately $0.8 million) for the underpaid housing provident fund, respectively. However, since we have disposed of the PRC Investments, any contributions for the housing provident fund in the PRC is no longer our Group’s obligations.

Failure to comply with PRC laws and regulations on employees’ overtime wages payment may expose us to potential compensations.

From time to time, we are under tight production schedule in order to meet customers’ requested timeline in different projects. As a result, we may require employees to work overtime in order to fulfill the tight production schedule. Under the PRC labor law and regulations, employers are required to pay overtime wages to employees for the extended working hours. According to the PRC Labor Law, wage payments to an employee shall be no less than 150% of his/her wage if such employee is required to work longer hours during business days; wage payments to an employee shall be no less than 200% of his/her wages if such employee is required to work on days off and no rest can be arranged ex post facto; and wage payments to an employee shall be no less than 300% of his/her wages if such employee is required to work on national holidays. Our PRC Investments (previously, our PRC subsidiaries), Dongguan YMA and Dongguan Forwell, have not formulated an employee overtime system and did not pay overtime wages to their employees for the extended working hours as they made payment to the employees on a piecework basis. There exists the circumstance that Dongguan YMA and Dongguan Forwell requested their employees to work overtime but did not pay overtime wages to such employees. Failure to make overtime wages payment to employees may lead to the relevant PRC governmental authority’s order on Dongguan YMA and Dongguan Forwell to pay overtime wages to employees who worked overtime within a prescribed time limit. If Dongguan YMA or Dongguan Forwell failed to do so, it may be ordered to pay a compensation of not less than fifty percent and up to one time the aggregate unpaid amount to the employees.

In addition, there can be no assurance that there will be additional or new labor laws, rules and regulations in the PRC, which may lead to potential increases in the labor costs with our employees. In such events, our business, financial condition and results of operations may be materially and adversely affected.

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

We operate through our subsidiaries in PRC, Taiwan, Hong Kong and Samoa with our headquarters in Taiwan for the years ended December 31, 2021 and 2022 and until April 2023. In April 2023, we disposed of 80.5% equity interests in each of our two PRC operating subsidiaries, namely, Dongguan YMA and Dongguan Forwell. After the disposals, we will continue to utilize Dongguan YMA and Dongguan Forwell to manufacture products under the ODM and OEM business models for the next five years, as we have entered into OEM/ODM agreements and their respective supplemental agreement with the two entities in April 2023. Further, Bohong Technology and Dongguan Changrong are the only PRC Subsidiaries controlled by the Group. Because of such ties to PRC, our Group and our PRC Subsidiaries may be governed by various PRC laws and regulations generally applicable to companies in the PRC. The PRC legal system is based on written statutes. Unlike common law systems, it is a system in which legal cases have limited value as precedents. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past four decades has significantly increased the protections afforded to various forms of foreign or private-sector investment in the PRC.

As relevant laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in the PRC could materially and adversely affect our business and impede our ability to continue our operations.

The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business and our results of operations.

The PRC Labor Law and the Labor Contract Law require that employers must execute written employment contracts with full-time employees. All employers must compensate their employees with wages equal to at least the local minimum wage standards. Violations of the PRC Labor Law and the Labor Contract Law may result in the imposition of fines, compensations and other administrative sanctions, and serious violations may constitute criminal offenses.

The PRC Labor Contract Law became effective and was implemented on January 1, 2008, which was amended on December 28, 2012. It has reinforced the protection of employees who, under the PRC Labor Contract Law, have the right, among others, to enter into written labor contracts, to enter into labor contracts with no fixed terms under certain circumstances, to receive overtime wages and to terminate or alter terms in labor contracts. According to the PRC Social Insurance Law, which became effective on July 1, 2011, and was amended on December 29, 2018, and the Administrative Regulations on the Housing Provident Funds, companies operating in PRC are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance and housing provident funds plans, and the employers must pay all or a portion of the social insurance premiums and housing provident funds for their employees.

As the interpretation and implementation of these laws and regulations are still evolving, our employment practice may not at all times be deemed in compliance with the new laws and regulations. If we are subject to severe penalties or incur significant liabilities in connection with labor disputes or investigations, our business and results of operations may be adversely affected.

Changes in PRC’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Currently, most of our products are manufactured in the PRC through outsourcing. Further, we operate through our subsidiaries in Taiwan, Hong Kong and Samoa with our headquarters in Taiwan, and we also have PRC Investments. Because of such ties to PRC, accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in PRC generally and by continued economic growth in PRC as a whole.

PRC’s economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures since the late 1970’s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, which are generally viewed as a positive development for foreign business investment, a substantial portion of productive assets in PRC is still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over the PRC economic growth through allocating resources, controlling payments of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While PRC’s economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing down. Some of the governmental measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. Any stimulus measures designed to boost the Chinese economy may contribute to higher inflation, which could adversely affect our results of operations and financial condition. For example, certain operating costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation. In addition, the PRC government has implemented in the past certain measures to control the pace of economic growth. These measures may cause decreased economic activity, which in turn could lead to a reduction in demand for our products and services, and consequently have a material adverse effect on our businesses, financial condition and results of operations.

Fluctuations in exchange rates could result in foreign currency exchange losses to us.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. In August 2015, the People’s Bank of China, or PBOC, changed the way it calculates the mid-point price of Renminbi against the U.S. dollar, requiring the market-makers who submit for reference rates to consider the previous day’s closing spot rate, foreign-exchange demand and supply as well as changes in major currency rates. In 2017, the value of the Renminbi appreciated by approximately 6.3% against the U.S. dollar; and in 2018, the Renminbi depreciated by approximately 5.7% against the U.S. dollar. From the end of 2018 through December 31, 2024, the value of the Renminbi depreciated by approximately 6.2% against the U.S. dollar. It is difficult to predict how market forces or PRC or U.S. government policy, including any interest rate increases by the Federal Reserve, may impact the exchange rate between the Renminbi and the U.S. dollar in the future. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, including from the U.S. government, which has threatened to label China as a “currency manipulator,” which could result in greater fluctuation of the Renminbi against the U.S. dollar.

Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency into or out of China, which essentially may restrict the ability to transfer funds into or out of China. We receive part of our revenues in Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC Investments and PRC Subsidiaries in China may be used to pay dividends to our company during the financial reporting periods. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash from our PRC Subsidiaries to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

Our PRC Investments and PRC Subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands structured as a holding company. We may need dividends and other distributions on equity from our PRC Investments and PRC Subsidiaries to satisfy our liquidity requirements. Current PRC regulations permit our PRC Investments and PRC Subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of PRC Investments and PRC Subsidiaries is required to set aside at least 10% of its accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. Each of our PRC Investments and PRC Subsidiaries may also, at its discretion, allocate a portion of its after-tax profits based on its articles of association and PRC accounting standards to certain reserve funds. These reserves are not distributable as cash dividends. Furthermore, if our PRC Investments and PRC Subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC Investments and PRC Subsidiaries to distribute dividends or to make payments to us may restrict our ability to satisfy our liquidity requirements.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

In practice, paying dividends or making other payments to an offshore shareholder of a PRC entity is subject to the completion of the foreign exchange registrations for foreign direct investment. The direct shareholder of Bohong Technology failed to complete the necessary foreign exchange registration for their foreign investment in accordance with regulatory requirements. Consequently, the direct shareholder may be unable to contribute any capital to Bohong Technology, and Bohong Technology may be unable to distribute dividends to its shareholder until the foreign exchange registrations are completed.

PRC regulation on loans to, and direct investment in, PRC entities by offshore holding companies and governmental control in currency conversion may delay or prevent us from making loans to or make additional capital contributions to our PRC Subsidiaries, which could materially and adversely affect our liquidity.

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands structured as a holding company conducting our partial operations in Hong Kong through our Hong Kong subsidiary, and we also have PRC Subsidiaries and PRC Investments. As permitted under PRC laws and regulations, we may make loans to our PRC Subsidiaries subject to the approval from governmental authorities and limitation of amount, or we may make additional capital contributions to our PRC Subsidiaries. Furthermore, loans by us to our PRC Subsidiaries to finance their activities cannot exceed the difference between their respective total project investment amount and registered capital or 2.5 times of their net worth and capital contributions to our PRC Subsidiaries are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System and registration with other governmental authorities in China.

The SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective on June 1, 2015 and amended on December 30, 2019 and March 23, 2023, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of bank loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether the SAFE will permit such capital to be used for equity investments in the PRC in actual practice. The SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to grant loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC Subsidiaries or with respect to future capital contributions by us to our PRC Subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to capitalize or otherwise fund our PRC Subsidiaries may be negatively affected, which could materially and adversely affect our liquidity.

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

Among other things, the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the Ministry of Commerce of the PRC, or the MOFCOM, be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council in 2008, are triggered. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress which became effective in 2008 and was amended on June 24, 2022 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the Anti-Monopoly Bureau of State Administration for Market Regulation, or the Anti-Monopoly Bureau before they can be completed. In addition, PRC national security review rules which became effective in September 2011 require acquisitions by foreign investors of PRC companies engaged in military related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the MOFCOM or the Anti-Monopoly Bureau or its local counterparts, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by China’s State Administration of Taxation (“SAT”) on December 10, 2009, where a foreign investor transfers the equity interests of a resident enterprise indirectly via disposition of the equity interests of an overseas holding company, or an “indirect transfer,” and such overseas holding company is located in a tax jurisdiction that (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the foreign investor shall report the indirect transfer to the competent PRC tax authority. The PRC tax authority will examine the true nature of the indirect transfer, and if the tax authority considers that the foreign investor has adopted an “abusive arrangement” in order to avoid PRC tax, it may disregard the existence of the overseas holding company and re-characterize the indirect transfer and as a result, gains derived from such indirect transfer may be subject to PRC withholding tax at a rate of up to 10%.

On February 3, 2015, the SAT issued the Announcement of the State Administration of Taxation on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises, or SAT Bulletin 7, to supersede existing provisions in relation to the “indirect transfer” as set forth in SAT Circular 698, while the other provisions of SAT Circular 698 remain in force. Pursuant to SAT Bulletin 7, where a non-resident enterprise indirectly transfers properties such as equity in PRC resident enterprises without any justifiable business purposes and aiming to avoid the payment of enterprise income tax, such indirect transfer must be reclassified as a direct transfer of equity in PRC resident enterprise. To assess whether an indirect transfer of PRC taxable properties has reasonable commercial purposes, all arrangements related to the indirect transfer must be considered comprehensively and factors set forth in SAT Bulletin 7 must be comprehensively analyzed in light of the actual circumstances. SAT Bulletin 7 also provides that, where a non-PRC resident enterprise transfers its equity interests in a resident enterprise to its related parties at a price lower than the fair market value, the competent tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Matters Concerning Withholding of Income Tax of Non-resident Enterprises as Source, or SAT Bulletin 37, which repealed the entire SAT Circular 698 and the provision in relation to the time limit for the withholding agent to declare to the competent tax authority for payment of such tax of SAT Bulletin 7. Pursuant to SAT Bulletin 37, the income from a property transfer, as stipulated in the second item under Article 19 of the Enterprise Income Tax Law, shall include the income derived from transferring such equity investment assets as stock equity. The balance of deducting the equity’s net value from the total income from equity transfer shall be taxable income from equity transfer. Where a withholding agent enters into a business contract, involving the income specified in the third paragraph of Article 3 in the Enterprise Income Tax Law, with a non-resident enterprise, the tax-excluding income of the non-resident enterprise will be treated as the tax-including income, based on which the tax payment will be calculated and remitted, if it is agreed in the contract that the withholding agent shall assume the tax payable.

During the effective period of SAT Circular 698 and by the application of SAT Bulletin 7 and SAT Bulletin 37, some intermediary holding companies were actually looked through by the PRC tax authorities, and consequently the non-PRC resident investors were deemed to have transferred the PRC subsidiaries and PRC corporate taxes were assessed accordingly. It is possible that we or our non-PRC resident investors may become at risk of being taxed under SAT Bulletin 7 and SAT Bulletin 37 and may be required to expend valuable resources to comply with SAT Bulletin 7 and SAT Bulletin 37 or to establish that we or our non-PRC resident investors should not be taxed under SAT Bulletin 7 and SAT Bulletin 37, which may have an adverse effect on our financial condition and results of operations or such non-PRC resident investors’ investment in us.

It may be difficult for overseas shareholders and/or regulators to conduct investigation or collect evidence within PRC.

Shareholder claims or regulatory investigation that are common in the U.S. generally are difficult to pursue as a matter of law or practicality in PRC. For example, in PRC, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside PRC or otherwise with respect to foreign entities. Although the authorities in PRC may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, or Article 177, the securities regulatory authority of the State Council may collaborate with securities regulatory authorities of other countries or regions in order to monitor and oversee cross border securities activities. Article 177 further provides that no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC, and that any Chinese entities and individuals are not allowed to provide documents or materials related to securities business activities to overseas agencies without prior consent of the securities regulatory authority of the State Council and the competent departments of the State Council. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within PRC may further increase difficulties faced by you in protecting your interests.

Notwithstanding the foregoing, on February 24, 2023, the CSRC, together with Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions. The revised Provisions is issued under the title the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, and came into effect on March 31, 2023 together with the Trial Measures. One of the major revisions to the revised Provisions is expanding its application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, including but not limited to (a) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in PRC against us or our directors and officers based on foreign laws.

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands, and we conduct substantially all of our operations in Taiwan and PRC and substantially all of our assets are located in Taiwan and PRC for the years ended December 31, 2022 and 2021 and up until April 2023. Since April 2023, substantially all of our assets are located in Taiwan. In addition, certain of our directors and officers reside outside the U.S. As a result, it may be difficult for you to effect service of process within the U.S. or elsewhere outside PRC upon us or those persons. In addition, there is uncertainty as to whether the courts of PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the U.S. or any state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between PRC and the country where the judgment is made or on principles of reciprocity between jurisdictions. PRC does not have any treaties or other forms of written arrangement with the U.S. that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the U.S.

Existing and future environmental laws and regulations could result in increased compliance costs or additional operating costs or construction costs and restrictions. Failure to comply with such laws and regulations may result in substantial fines or other limitations that may adversely impact our financial condition or results of operation.

The operations of our PRC Investments are subject to certain environmental laws and regulations, including laws related to the use, handling, storage, transportation and disposal of hazardous substances and wastes. These laws may require our PRC Investments to comply with procedures that impose various restrictions and obligations that may have material effects on our PRC Investments’ operations. If operational requirements cannot be met in a manner satisfactory for our PRC Investments’ operations, it may adversely impact our business.

During the year ended December 31, 2021, due to administrative oversight, one of our PRC Investments (previously, one of our PRC subsidiaries), Dongguan Forwell, piled up general industrial solid wastes and hazardous wastes generated in the production process in an open air area but failed to build a storage facilities and site as required by law; as a result, Dongguan Forwell was imposed upon a fine of RMB200,000 (approximately $28,572) by Dongguan Bureau of Ecology and Environment on December 21, 2021. Such fine was paid up and the non-compliance was rectified by Dongguan Forwell.

Environmental laws and regulations can be complex and may be subject to change, such as through new requirements enacted at the supranational, national, sub-national and/or local level or new or modified regulations that may be implemented under existing law. The nature and extent of any changes in these laws, rules, regulations and permits may be unpredictable and may have material effects on our business. Future legislation and regulations or changes in existing legislation and regulations, or interpretations thereof, including those relating to disposal of hazardous substances and wastes, could cause additional expenditures and restrictions in connection with our operations.

Failure to comply with regulations related to production safety may result in fines and legal or administrative actions.

Pursuant to the Production Safety Law of the PRC, or the Production Safety Law, which took effect on November 1, 2002, amended on August 31, 2014 and June 10, 2021, respectively, the entities that are engaged in production and business operation activities must implement national industrial standards which guarantee the production safety and comply with production safety requirements provided by the laws, administrative regulations and national or industrial standards. An entity must take effective measures for safety production, maintain safety facilities, examine the safety production procedures, educate and train employees and take any other measures to ensure the safety of its employees and the public. An entity or its relevant persons-in-charge which has failed to perform such safety production liabilities will be required to make amends within a time limit or face administrative penalties. If it fails to amend within the prescribed time limit, the production and business operation entity may be ordered to suspend business for rectification, and serious violations may result in criminal liabilities.

During the year ended December 31, 2021, due to administrative oversight, one of our PRC Investments (previously, one of our PRC subsidiaries), Dongguan YMA, failed to adopt relevant safety precautions as required by the Production Safety Law; as a result, the violation of the Production Safety Law was identified and a fine of RMB48,000 (approximately $6,858) was imposed upon Dongguan YMA by Dongguan Emergency Management Bureau on December 31, 2021. The fine was paid up and the non-compliance was rectified by Dongguan YMA.

Any failure to comply with regulations related to production safety may result in fines and legal or administrative actions, which may have material adverse impact on our results of operations and prospects. As the Company has disposed its PRC Investments, the risk related to production safety no longer applies to our Group.

Risks Related to Our Business and Industry

We rely on raw materials supplied by our suppliers for the production of our products which exposes us to risk of production shortages and fluctuations in prices of raw materials.

Our major raw materials comprise carbon fiber yarn and resin. We generally purchase carbon fiber yarn and resin from independent suppliers in Japan. The procurement of such raw materials required to manufacture carbon fiber composite material, which is a key component of our products, represents a major component of our cost of sales. Any failure to secure adequate supplies of such raw materials or any interruptions in any part of the supply chain may disrupt our operations. During the years ended December 31, 2023, 2024 and 2025, the purchases from our top supplier accounted for approximately 42.1%, 37.0% and 27.2% of our total purchases, respectively. We cannot assure you that our relationship with our top supplier will continue to be as stable, or that our current supplier will continue to supply products to us on terms acceptable to us, or that we will be able to establish new or extend current supplier relationships to ensure a steady supply in a timely and cost-efficient manner. If our relationships with our important suppliers are terminated, interrupted, or modified in any way adverse to us, our business, financial condition and results of operations could be adversely affected.

In addition, these raw materials used in our manufacturing are subject to price volatility caused by external conditions, such as market supply and demand, commodity price fluctuations, government control, business performance and operational needs (such as scheduled maintenance shutdowns) of the suppliers, which are beyond our control. For instance, there was certain price volatility for carbon fiber yarn during the year ended December 31, 2020 due to regulatory investigation on a carbon fiber supplier in Japan, who is one of our carbon fiber suppliers, by the Japanese government. The said carbon fiber supplier exported a portion of carbon fiber products, which had been transferred to third parties to which such supplier had no license to export the products. In this regard, the Ministry of Economy Trade and Industry of Japan has issued a warning to request the said supplier to implement recurrence prevention measures and strict security export control. Such event raised concern in the market as to the stable supply of carbon fiber by such supplier for a short period of time. As such, our supplier base has ever since been diversified to include more suppliers in Taiwan. However, if any price volatility occurs again and we fail to effectively manage the price fluctuations in our raw materials or transfer the increased costs to our customers or modify our products or adjust our procurement strategy, any significant increase in the prices of our major raw materials would affect our profit margin and more generally, our business, financial condition and prospect.

If we fail to adopt new technologies or adapt our products to evolving customer requirements, our business may be materially and adversely affected.

Our edge lies in our carbon fiber composite materials, which as a key structural component is used or featured in electric bicycles, sports bicycles, rackets, other sporting goods, automobile and healthcare products for its light, stiff and durable qualities. As such it is crucial that the functionality, compatibility and quality of our carbon fiber composite materials can be designed and manufactured in a manner effective for and compatible to the respective purpose of electric bicycles, rackets, other sporting goods, automobile, healthcare products and any other new products our customers request us to co-design or co-develop.

As the developments of certain of these goods and products, or goods and products that carbon fiber composite materials are increasingly used or featured in (such as electric vehicles), are evolving and speeding up at a rapid pace, we prioritize and invest heavily in the research and development of new technologies to enhance the qualities of lightweight and durability in our products. We need to continue to enhance and improve by adopting new technologies, as well as adapt our products to the evolving customer requirements and preferences so as to keep up with the market trends and industry competition. If we are unable to anticipate the evolving customer requirements and preferences or the market trends and respond effectively and timely, our business, prospects, financial condition and results of operations may be materially and adversely affected.

We rely on lines of credit from bank loans to fund our business operations, which exposes us to liquidity risk if we are not able to renew or extend the credit lines when they are expired.

We had unused lines of credit from bank loans amounted to $10,332,185 as of December 31, 2025, and the lines of credit would expire within one year and beyond on year. The breakdown of the unused lines of credit from bank loans as of December 31, 2025 is as follows:

	As of	As of
	December 31, 2025	December 31, 2024
Floating rate:
Expiring within one year	$6,610,518	$1,645,813
Expiring beyond one year	3,721,667	89,053
	$10,332,185	$1,734,866

To acquire building and land as headquarter, the Group has obtained credit lines of mortgage loans amounted to $5,323,557 (NT$167,000,000) and $2,226,289 as of December 31, 2025 and 2024, respectively, which are not included in the aforementioned unused credit lines. If the credit lines are used, the maturity of the mortgage loans is 20 years.

As of the date of this Annual Report, we reached an agreement with the banks to extend the lines of credit expired in June 2025 through March 2026 to September 2026.

Our management believes that we will be able to continue extending and/or renew the loans in the next twelve months from the issuance date of our consolidated financial statements after negotiating with the banks based on our past experience as well as the commitment from our key management personnel to continue providing guarantees on the loans over the next twelve months.

We cannot assure you that we will continue to be able to renew or extend the credit lines. If we are not able to renew or extend the credit lines when they are expired, our business, financial condition and liquidity condition may be adversely affected as we rely on lines of credit from bank loans to fund our business operations.

We may incur losses in the future.

We had a net income of approximately $(19.8) million, $1.1 million and $1.4 million for the fiscal year ended December 31, 2025, 2024 and 2023, respectively. As a growing public company, we anticipate that our operating expenses might increase in the foreseeable future as we seek to maintain and continue to grow our business, attract potential customers and further enhance our product offering. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. As a result of the foregoing and other factors, we may incur net losses in the future and may be unable to achieve or maintain profitability on a quarterly or annual basis for the foreseeable future.

The production capacity may not correspond precisely to our demands, and intended economic results may not be achieved if there is any significant increase in demand which exceeds our production capacity or any idle or unutilized production capacity during any particular period.

Previously and up until April 2023, we had two production lines for the manufacture of different types of carbon fiber composite, and all of the carbon fiber composites are applied as key structural parts of electric bicycles and sports bicycles, rackets, automobile and healthcare products, and which are custom-made to the requests of our customers. As our production demands depend on the specific orders of our customers, our actual production volume varies with various factors such as customers’ preferences, market trends, economic conditions, industry competitors’ pricing strategies or any other factors beyond our control. As a result, our production capacity may not correspond precisely to our production demands. If there is any significant increase in demand which exceeds our total outsourced production capacity, we will seek for more outsourcing factories that meet our standard to produce for us.

In April 2023, we disposed of 80.5% equity interests in each of our two PRC operating subsidiaries, namely, Dongguan YMA and Dongguan Forwell. Prior to the disposals, products under the ODM and OEM business models were manufactured by both Dongguan YMA and Dongguan Forwell in our production plant in Dongguan, the PRC. After the disposals, we will continue to utilize Dongguan YMA and Dongguan Forwell to manufacture products under the ODM and OEM business models for the next five years, as we have entered into OEM/ODM agreements and their respective supplemental agreement with the two entities in April 2023. However, although we have OEM/ODM agreements and their respective supplemental agreement in place, there is no assurance that the two entities will continue supply the manufactured products in the quantities and timeframes required by us to meet the needs of our customers. If Dongguan YMA and Dongguan Forwell do not supply products to us in a timely manner or in sufficient quantities, our business, financial condition and operating results may be materially and adversely affected.

We may not receive full payments from our equity interests disposals of our two PRC operating subsidiaries.

In April 2023, we (through our wholly owned subsidiary Goal Beyond) disposed of 80.5% equity interests in each of our two PRC operating subsidiaries, namely, Dongguan YMA and Dongguan Forwell, for a total purchase price of approximately $5,000,000. Under the supplemental agreements dated April 27, 2023 to the equity transfer agreements entered into on April 1, 2023, the respective considerations for Dongguan YMA and Dongguan Forwell is paid by three individuals (the “Buyers”) in three installments. The specific installment payment dates are December 31, 2023, December 31, 2024, and December 31, 2025. As of the date of this Annual Report, we have been paid an aggregate of approximately $3,600,000 for our 80.5% equity interests in each of our two PRC operating subsidiaries, namely, Dongguan YMA and Dongguan Forwell. As of the date of this Annual Report, the Buyers have deposited an amount totaling $3,600,000 or equivalent Renminbi (the “Escrow Amount”) into an escrow account established or maintained by the escrow and settlement service institution designated and agreed by both parties (the “Escrow Account”). Such Escrow Amount shall remain in the Escrow Account until the last installment payment date. If the Buyers fail to make any payment within the agreed specific installment payment date, Goal Beyond shall have the right to deduct the payment directly from the Escrow Account. We expect to receive the remaining payment amount of approximately $1,400,000 on or before December 31, 2025, and as of that final payment date we will receive the remaining $1,400,000 installment from the Escrow Account and the remaining Escrow Amount shall be returned to the Buyers. Although we believe that the foregoing escrow arrangements will provide us with the remaining $1,400,000 that is due to us for the sale of our equity interest in Dongguan YMA and Dongguan Forwell, we will not receive such amount until the end of the escrow term on December 31, 2025; As we have written off all asset from China and do not maintain any ownership of Dongguan YMA and Dongguan Forwell, this payment has been accordingly settled.

Our success depends on our ability to attract, retain and motivate members of senior leadership, technical personnel and other employees.

Our success and growth are, to a large extent, attributable to our experienced talent pool of senior management with strong execution capabilities, our highly skilled technical personnel who keep pace with the latest developments and manufacturing technologies in the carbon fiber composite industry, as well as our other committed and qualified employees. Given the technology-driven nature of our business, as of the date of this Annual Report, we have over 10 technical personnel who are responsible for research and development of new technologies and manufacturing technologies in relation to carbon fiber composite materials, and we have made continued and substantial investment in our technical personnel by providing them with training and various types of incentives.

Notwithstanding our efforts to reward them for their services and contributions, there is no assurance that our compensation packages will attract and retain our senior management team, technical personnel and employees. In particular, we may not be able to recruit talent upon any unanticipated departure of members of our senior management team or key technical personnel. In addition, to keep pace with our anticipated growth, we may need to recruit additional personnel with necessary industry expertise, and such candidates may not be readily available. Therefore, any failure to attract, retain and motivate senior leadership, technical personnel and other employees may impact our competitiveness and our ability to meet our growth targets, and this in turn may have an adverse impact on our business operations and profitability.

Our failure to comply with data protection laws and regulations could lead to government enforcement actions and significant penalties against us, and adversely impact our operating results.

The regulatory framework for the collection, use, safeguarding, sharing, transfer and other processing of personal information worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Regulatory authorities in virtually every jurisdiction in which we operate in Greater China and other Asian markets have implemented and are considering a number of legislative and regulatory proposals concerning personal data protection.

Regulatory authorities in China have implemented and are considering a number of legislative and regulatory proposals concerning data protection. For example, the Cyber Security Law of the People’s Republic of China (the “Cyber Security Law”), which became effective in June 2017 and amended on January 1, 2026, created China’s first national-level data protection regime for “network operators,” which may include all organizations in China that provide services over the internet or other information network.

Under the Cyber Security Law, the transmission of certain personal information and important data outside of China is only permitted upon the completion of a security assessment conducted by or as determined by the Chinese government. Certain draft regulations, including the Measures for Security Assessment for Cross-border Transfer of Personal Information and Important Data (Draft for Comment), published in 2017, and the Measures for Security Assessment for Cross-border Transfer of Personal Information (Draft for Comment), published in 2019, have been proposed by the Chinese government that specify the procedures and stipulate more detailed compliance requirements relating to such assessment, and in certain circumstances, government approval, prior to the transmission of such information and data outside of China. In addition to the foregoing draft regulations relating to security assessment, the Cyberspace Administration of China issued and implemented the Measures for Security Assessment of Cross-border Transfer of Data effective on September 1, 2022, which provides the conditions, application procedures and required materials for security assessment through the local provincial cyberspace administration before the transmission of personal information and important data outside of China.

On December 8, 2022, the Ministry of Industry and Information Technology of China promulgated the Administrative Measures for Data Security in the Field of Industry and Information Technology (for Trial Implementation) effective from January 1, 2023, which regulate the data processing activities in the field of industry and information technology conducted within the territory of the PRC. Under the foregoing measures, “data in the field of industry and information technology” includes industrial data, telecommunications data and radio data; among others, “industrial data” means data produced and collected in the course of research and development, design, production and manufacturing, business management, operating maintenance, and platform operation in various sectors and fields of industry. A data processor in the field of industry and information technology in the PRC shall submit its catalogue of important data and core data to the local industrial regulatory department for recordation. For transmission of such important data and core outside of China, a security assessment of cross-border data transfer shall be conducted in accordance with the applicable laws and regulations.

In addition, the Standing Committee of the National People’s Congress of the People’s Republic of China (“SCNPC”) promulgated the Data Security Law of the People’s Republic of China (the “Data Security Law”) on June 10, 2021, which became effective on September 1, 2021. The Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data processing activities, and introduces a data classification and hierarchical protection system. The classification of data is based on its importance in economic and social development, as well as the degree of harm expected to be caused to national security, public interests, or legitimate rights and interests of individuals or organizations if such data is tampered with, destroyed, leaked, or illegally acquired or used. The security assessment mechanism was also included in the Personal Information Protection Law (the “Personal Information Protection Law”), which was promulgated in August 2021 and became effective on November 1, 2021, for the Chinese government to supervise certain cross-border transfers of personal information.

Under the Cyber Security Law and Data Security Law, we are required to establish and maintain a comprehensive data and network security management system that will enable us to monitor and respond appropriately to data security and network security risks. We will need to classify and take appropriate measures to address risks created by our data processing activities and use of networks. We will be obligated to notify affected individuals and appropriate Chinese regulators of and respond to any data security and network security incidents. Establishing and maintaining such systems takes substantial time, effort and cost, and we may not be able to establish and maintain such systems fully as needed to ensure compliance with our legal obligations. Despite our investment, such systems may not fully guard us or enable us to appropriately respond to or mitigate all data security and network security risks or incidents we face. Furthermore, under the Data Security Law, data categorized as “important data,” which will be determined by governmental authorities in the form of catalogs, is to be processed and handled with a higher level of protection. The notion of important data is not clearly defined by the Cyber Security Law or the Data Security Law. Pursuant to the Administrative Regulations on Network Data Security published by the State Council on September 24, 2024, which became effective on January 1, 2025, “important data” refers to data in specific fields, pertaining to specific groups or regions, or of a certain level of precision or scale, the tampering, destruction, leakage, illegal acquisition, or unlawful use of which may directly jeopardize national security, economic operations, social stability, or public health and safety. In order to comply with the statutory requirements, we will need to determine whether we possess important data, monitor the important data catalogs that are expected to be published by local governments and departments, perform risk assessments and ensure we are complying with reporting obligations to applicable regulators. We may also be required to disclose to regulators business-sensitive or network security-sensitive details regarding our processing of important data, and may need to pass the government security review or obtain government approval in order to share important data with offshore recipients, which can include foreign licensors, or share data stored in China with judicial and law enforcement authorities outside of China. If judicial and law enforcement authorities outside China require us to provide data stored in China, and we are not able to pass any required government security review or obtain any required government approval to do so, we may not be able to meet the foreign authorities’ requirements. The potential conflicts in legal obligations could have adverse impact on our operations in and outside of China.

On December 28, 2021, the Cybersecurity Administration of China, China’s top cyberspace regulator, issued an amendment to the Cybersecurity Review Measures which have been in effect since June 1, 2020 and became effective on February 15, 2022. Under the amended Cybersecurity Review Measures, the scope of entities required to undergo cybersecurity review to assess national security risks that arise from data processing activities would be expanded to include all critical information infrastructure operators who purchase network products and services and all network platform operator carrying out data processing activities that affect or may affect national security. In addition, the amended Cybersecurity Review Measures stipulates that all network platform operators that maintain or store the personal information of more than 1 million users and undertake a public listing of securities in a foreign country would be required to pass cybersecurity review, which would focus on the potential risk of core data, important data, or a large amount of personal information being stolen, leaked, destroyed, illegally used or exported out of China, or critical information infrastructure being affected, controlled or maliciously used by foreign governments after such a listing.

On February 24, 2023, the CAC published the SC Measures, together with the Standard Contract, which became effective on June 1, 2023. The CAC highlighted that the SC Measures apply to personal information processors who provide personal information outside the PRC by concluding a standard personal information export contract with an overseas recipient. More specifically, the measures provide that personal information processors providing information overseas by means of Standard Contract must meet the following conditions: (i) be considered as non-critical information infrastructure operators; (ii) handle the personal information of less than one million people; (iii) have provided the personal information abroad of fewer than 100,000 people since January 1 of the previous year; and (iv) have provided the sensitive personal information abroad of fewer than 10,000 people since January 1 of the previous year. The SC Measures requires personal information processors providing information overseas by means of a standard contract to complete execution of Standard Contracts with overseas recipients and filing of Standard Contracts and personal information impact assessment prior to outbound cross-border transfer of personal information.

On March 22, 2024, the CAC published and implemented the Provisions on Promoting and Regulating Cross- Border Data Flow, aiming to loosen data protection burdens faced by the country’s foreign investment environment and address compliance difficulties faced by businesses under the current legal regime. Several circumstances are identified where cross-border data transfers would not require going through any of the following data export procedures, i.e. personal information impact assessments, personal information certification, or Standard Contracts filing, which include: (i) data transfers related to international trade and transportation, academic cooperation, cross-border manufacturing or marketing that do not contain personal information or important data; (ii) necessary transfers for performance of contracts involving natural persons; (iii) transfer of employee data in line with labor policies and collective contracts; (ⅳ) transfer of personal information by non-critical information infrastructure operators involving fewer than 100,000 individuals’ personal information accumulatively (excluding sensitive personal information) since January 1 of the given year; (ⅴ) transfer of personal information not collected or generated within the PRC; (ⅵ) transfers necessary for protecting health and safety in emergencies; and (ⅶ) data transfers by entities incorporated within China Free Trade Zones that involve data not included on negative data lists to be promulgated by such Free Trade Zones.

On October 14, 2025, the CAC and the SAMR jointly issued the Certification Measures, which has become effective on January 1, 2026. The Certification Measures establish a third-party certification mechanism for the cross-border transfer of personal information by data processors that are non-critical information infrastructure operators. This mechanism applies where, per calendar year, the cumulative outbound transfers fall within defined thresholds, specifically involving the personal information of 100,000 to 1 million individuals (excluding sensitive information) or the sensitive personal information of fewer than 10,000 individuals, and provided that no important data is involved. Under this framework, eligible personal information processors shall apply to qualified professional certification bodies, which assess compliance with legal requirements such as notification, separate consent, and personal information protection impact assessments, and issue certificates valid for three years. The Certification Measures mark the full implementation of the personal information protection certification pathway under the Personal Information Protection Law, complementing the existing mechanisms of security assessment and standard contract filing, and thereby completing China’s cross-border data transfer regulatory system.

The national security legal regime imposes strict data localization requirements on personal information and requires us to undergo cybersecurity or other security review, obtain government approval or certification, or put in place certain contractual protections before transferring personal information out of China, as applicable. As a result, personal information and important data that we or our customers, suppliers, and other third parties collect, generate or process in China may be subject to such data localization requirements and heightened regulatory oversight and controls. To comply with these requirements, maintaining local data centers in China, conducting security assessments or obtaining the requisite approvals from the Chinese government for the transmission outside of China of such controlled information and data could significantly increase our operating costs or cause delays or disruptions in our business operations in and outside China. We expect that the evolving regulatory interpretation and enforcement of the national security legal regime will lead to increased operational and compliance costs and will require us to continually monitor and, where necessary, make changes to our operations, policies, and procedures. If our operations, licensees or partners, are found to be in violation of these requirements, we may suffer loss or use of data, suffer a delay in obtaining regulatory approval for our products, be unable to transfer data out of China, be unable to comply with our contractual requirements, suffer reputational harm or be subject to penalties, including administrative, civil and criminal penalties, damages, fines and the curtailment or restructuring of our operations. If any of these were to occur, it could adversely affect our ability to operate our business and our financial results.

In addition, in the United States, at both the federal and state levels, and in territories outside of China, including Taiwan and Hong Kong, we are subject to laws and regulations that address privacy, personal information protection and data security. Numerous laws and regulations, including security breach notification laws and consumer protection laws, govern the collection, use, disclosure and protection of personal information. Given the variability and evolving state of these laws, we face uncertainty as to the exact interpretation of the new requirements, and we may be unsuccessful in implementing all measures required by regulators or courts in their interpretation.

We expect that these data protection and transfer laws and regulations will receive greater attention and focus from regulators going forward, and we will continue to face uncertainty as to whether our efforts to comply with evolving obligations under data protection, privacy and security laws in China, the United States and other countries where we plan or conduct business will be sufficient.

Any failure or perceived failure by us to comply with applicable laws and regulations could result in reputational damage or proceedings or actions against us by governmental entities, individuals or others. These proceedings or actions could subject us to significant civil or criminal penalties and negative publicity, result in the delayed or halted transfer or confiscation of certain personal information, result in the suspension of ongoing clinical trials or ban on initiation of new trials, require us to change our business practices, increase our costs and materially harm our business, prospects, financial condition and results of operations. In addition, our current and future relationships with customers, suppliers and other third parties could be negatively affected by any proceedings or actions against us or current or future data protection obligations imposed on them under applicable law, including the European Union General Data Protection Regulation and Cyber Security Law. In addition, a data breach affecting personal information, or a failure to comply with applicable requirements could result in significant management resources, legal and financial exposure and reputational damage that could potentially have a material adverse effect on our business and results of operations.

We may be exposed to product returns and product liability claims and latent defect liability claims.

Our products are used as key components in electric bicycles and sports bicycle parts, rackets, automobile parts and healthcare products of our customers who will, after assembling various parts of and packaging the products, provide such products to the end-users. We are exposed to potential product returns, product liability claims and latent defect liability claims from our customers and the end-users of goods and products. Although we have put in place stringent quality control measures, including the setting up of different teams for incoming quality control, quality control and quality assurance which monitor the quality of our raw materials, semi-finished products as well as finished products, there may be undetected flaws, manufacturing defects or other irregularities that may be subsequently detected at any point in the life of our products. We have adopted return policy on products with manufacturing defects to accommodate our customers. If after any checkup or analysis by our laboratory the defect of a product is found to be manufacturing defect, a return and replacement of products will be made. Therefore, if undetected flaws or manufacturing defects or other irregularities from either the design or manufacture of our products are to occur, additional costs and expenses which we may not recoup may incur and our revenue and costs control can be negatively impacted.

In addition, if our defective or sub-standard products cause bodily injuries or property damage, we as the manufacturer may face product liability claims or latent defect liability claims from our customers or the end-users of goods and products made with our products and regardless of the merits or the outcome of these claims, we may be required to address and, if necessary, defend ourselves against such claims, which may incur substantial legal costs and divert management attention and other resources from our business and operations. We may also face adverse publicity associated with such claims, which could have an adverse effect on our business, results of operations and financial condition.

As we target to increase U.S. market exposure, if relations between the United States and PRC worsen, our business plan and operating results may be adversely impacted.

During the years ended December 31, 2025, 2024 and 2023, our products were supplied to customers in Europe, Japan and we target to enter U.S. market in the second half 2026 as we see growing demand in the U.S. market. However, the U.S. government and Chinese government have in recent years made respective statements and taken respective actions that signal changes to its global trade policies and trade protection measures, including trade restriction or tariffs which affect certain products manufactured in the PRC and exported to the U.S. As our production sourced from PRC through our PRC Investments, the export of our products from PRC may be affected by adverse changes and developments in such global trade policies and trade protection measures, such as the imposition of new trade barriers, sanctions, boycotts and other measures, which are beyond our control. It is unknown whether and to what extent new tariffs (or other new laws or regulations) will be adopted, or the effect that any such actions would have on us or our industry and users. Any trade restrictions imposed by the U.S. government or tariffs imposed by the PRC could significantly affect our gross profit margin if our products manufactured in PRC are subject to the trade restriction or tariffs or could disrupt our plan to increase U.S. market exposure, and in turn, have an adverse effect on our business plan, financial condition and results of operations.

We may not be able to obtain, maintain and protect our intellectual property rights and proprietary information, which could harm our business and competitive position.

The protection of our intellectual property rights, including trade secrets, trademarks, patents, domain names and other technical and proprietary know-how is critical to our success as we operate in an industry where technological innovation and technical capabilities and knowledge are the key to remain competitive. As of the date of this annual report, we have obtained 39 registered patents related to our bicycle, racket and manufacturing process (with 11 invention patents, 17 utility model patents and 11 design patents) in Taiwan, PRC, Japan, Europe and the U.S. and 23 trademarks in PRC and Taiwan. See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

We rely on, and expect to continue to rely on, a combination of intellectual property laws and contractual arrangements, including confidentiality agreements and non-compete covenants with our employees and independent parties which we have business relationships with, to protect our intellectual property and proprietary rights. We also have security system in place to ensure that access to the manufacturing process will not be misappropriated. For instance, we have 24 hour door security at the laboratory in Taiwan, our computer server is safeguarded as external partners’ access is not permitted, and our backup computer server is located in Taichung, Taiwan. However, there is no assurance that such efforts, policies and precautions are either sufficient or effective. As a result, our intellectual property rights may be infringed, misappropriated, or challenged. Legal proceedings involving intellectual property rights are generally costly and time consuming, and may divert management attention and other resources from our business and operations. Further, our computer server is also vulnerable to damage or interruption from catastrophic occurrences such as earthquakes, floods, fires, power loss, telecommunication failures, cybersecurity threats, terrorist attacks, natural disasters, public health crises such as the COVID-19 pandemic, geopolitical and similar events, or acts of misconduct. Despite any precautions we may take, the occurrence of a catastrophic disaster or other unanticipated problems at our facilities, or within our systems, could result in interruptions, performance problems, or failure of our infrastructure, technology, or platforms, which may adversely impact our business. In addition, our ability to conduct normal business operations could be severely affected. In the event of significant physical damage to our facilities, it may take a significant period of time to achieve full resumption of our operations, and our disaster recovery planning may not account for all eventualities. In addition, any negative publicity arising from these disruptions and any failure in protecting or enforcing our intellectual property rights could harm our reputation and brand and adversely affect our business.

In February 2022, the Russian Federation commenced a military invasion of Ukraine, and Russian actions with respect to Ukraine have resulted in certain broad sanctions being imposed by the United States, the European Union, the United Kingdom and other international authorities. We cannot predict the impact of Russian actions in Ukraine or the reaction to such actions by the United States, the European Union, the United Kingdom or other international authorities. In connection with the aforesaid military invasion, cybersecurity experts anticipate a meaningful increase in cyberattack and cybercrime activity in connection with the Russian invasion of Ukraine around the globe. However, as of the date of this Annual Report, we believe that Russia’s invasion of Ukraine has not created any new or heightened risk of potential cyberattacks by state actors or others on our Company.

We may be subject to third-party intellectual property infringement claims.

We depend, to a large extent, on our ability to effectively develop and maintain intellectual property rights relating to our business. However, we cannot assure you that third parties will not put forward claims that our business infringes upon or otherwise violates patents, copyrights or other intellectual property rights which they hold, whether such claims are valid or otherwise. We may face allegations that we have infringed the trademarks, copyrights, patents and other intellectual property rights of third parties, including our competitors, or allegations that we are involved in unfair trade practice. If we are found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and any such liability or prohibition may materially and adversely affect our business, financial condition and results of operations.

Our computer systems and operations may be vulnerable to security breaches, which could materially and adversely affect our business.

We believe the safety of our computer network and our secure transmission of information over the internet will be essential to our operations and our services. Our network and our computer infrastructure are potentially vulnerable to physical breaches or to the introduction of computer viruses, abuse of use and similar disruptive problems and security breaches that could cause loss (both economic and otherwise), interruptions, delays or loss of services to our users. It is possible that advances in computer capabilities or new technologies could result in a compromise or breach of the technology we use to protect user transaction data. A party that is able to circumvent our security systems could misappropriate proprietary information, cause interruptions in our operations or utilize our network without authorization. Security breaches also could damage our reputation and expose us to a risk of loss, litigation and possible liability. We cannot guarantee you that our security measures will prevent security breaches.

Our profitability, financial condition and results of operations may be adversely affected by a downturn in the global economies.

Our products are supplied directly or indirectly to branded customers around the world, especially in Switzerland, France, Italy, the Netherlands, Germany and Japan. Sales attributable to the markets in Europe are substantial. In particular, the revenue from customers in Switzerland, Italy, Japan and Germany represented approximately 3.2%, 57.6%, 4.5% and 1.5%, respectively, of our total revenue for the year ended December 31, 2025, the revenue from customers in Switzerland, Italy, Japan and Germany represented approximately 2.16%, 58.18%, 2.16% and 9.45%, respectively, of our total revenue for the year ended December 31, 2024, and the revenue from customers in Italy, Switzerland, Spain and Germany represented approximately 41.1%, 6.2%, 0.8%, and 12.7%, respectively, of our total revenue for the year ended December 31, 2023. We estimate our sales to markets in Europe will continue to be our major source of income in the foreseeable future. Therefore, our results of operations are largely affected by the level of demand for our products from our customers located in Europe which is in turn influenced by various factors which are beyond our control, including, among others, general economic conditions. We cannot predict the timing, magnitude or duration of any economic downturn. These and other economic factors may have a negative impact on our profitability, financial condition and results of operations.

Our insurance coverage may not be adequate to cover all the risks related to our business and operations.

We maintain commercial fire insurance for our headquarters, R&D center and warehouses in Taiwan and public general liability insurance in Taiwan. In addition, we purchase cargo transportation insurance to insure the risks and liabilities in relation to the shipping of our products and raw materials between our warehouse in Taiwan, and delivery points designated by customers. We also maintain credit insurance in respect of debts arising in the course of business activity and from the trading of products and performance of services under TW YMA. We also maintain commercial general liability insurance with products liability coverage in respect of the bicycle parts products, senior walker products, motorcycle handler and prepreg materials manufactured or distributed by us and exported or sold worldwide.

We have not made any material claims under our insurance policies. However, there is no assurance that injuries or casualties or similar or other accidents will not occur or that our insurance coverage would be adequate to cover all our potential losses associated with serious or major accidents. If we were subject to substantial liabilities that were not covered by our insurance, we may suffer loss that may adversely affect our business, financial condition and results of operations.

We are exposed to various risks associated with our business and operations, and we have limited liability insurance coverage. A successful liability claim against us due to injuries or damages suffered by our users could materially and adversely affect our reputation, results of operations and financial conditions. Even if unsuccessful, such a claim could cause us adverse publicity, require substantial costs to defend, and divert the time and attention of our management. In addition, we do not have any business disruption insurance. Any business disruption event could result in substantial costs to us and a diversion of our resources.

The occurrence of force majeure events and natural disasters may adversely affect our business, financial condition and results of operations.

The occurrence of force majeure events and natural disasters, including hurricanes, floods, earthquakes, tornadoes, fires and pandemics may adversely affect our business, financial condition or results of operations. For instance, in 2019, there was an outbreak of COVID-19 in PRC, resulting in the taking of emergency public health policies and measures such as suspension of work, travel restrictions and/or traffic control measures in various cities in PRC. For instance, our previously indirectly owned production plant suspended work for approximately one month in 2020 in light of such policies and measures. Additionally, some regions in Taiwan, including certain cities in which we have operations, are under the threat of flood, earthquake, fire and drought.

The potential impact of a force majeure event or natural disaster on our results of operations and financial position is speculative and would depend on numerous factors. The impact and severity of these natural disasters determines their effect on each given economy. Where there is an outbreak or a recurrence of such force majeure event or natural disaster which are beyond our control, this could result in disruption to our business or that of our customers, which could in turn materially and adversely affect our business, financial condition and results of operations.

Any labor shortage or unrest or increased labor cost may adversely affect our business, financial condition and results of operations.

Most of our products are manufactured in the PRC through outsourcing. Some of our manufacturing processes, such as lamination and decals, are labor intensive and cannot be completely replaced by automation technology at this time. At the same time, there have been labor shortages from time to time in certain cities in the PRC. Although we did not experience material operational difficulty due to labor shortages in the past, there is no assurance that there will be no labor shortage for our production in the future. In addition, although we have not experienced any labor unrest in the past, any future labor unrest will disrupt our production or pose threat to our properties. Therefore, any labor shortage or unrest or increased labor cost may adversely affect our business, financial condition and results of operations.

If we fail to implement and maintain an effective system of internal controls or fail to remediate the material weaknesses in our internal control over financial reporting that has been identified, we may be unable to accurately report our results of operations or prevent fraud or fail to meet our reporting obligations, and investor confidence and the market price of our Class A Ordinary Shares may be materially and adversely affected.

Prior to our initial public offering in 2025, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in preparing our consolidated financial statements as of and for the years ended December 31, 2024 and 2025, we and our independent registered public accounting firms identified weaknesses in our internal control over financial reporting, as defined in the standards established by the PCAOB. The material weaknesses identified arose from our lack of an effective financial reporting oversight process for our period-end financial reporting as well as our lack of policies and procedures over evaluation of significant complex transactions and evaluation of certain general ledger accounts. Following the identification of the material weaknesses, we have taken and plan to continue to take remedial measures to remedy the weaknesses. For details of these remedies, see “Item 15. Controls And Procedures —Internal Control over Financial Reporting.” However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct these material weaknesses or our failure to discover and address any other material weakness or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our Class A Ordinary Shares may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

Furthermore, it is possible that, had our independent registered public accounting firm conducted an audit of our internal control over financial reporting, such firm might have identified additional material weaknesses and deficiencies. We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2026. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our Class A Ordinary Shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

We adopt a cost-plus pricing approach as our general pricing model and the results of our operations are dependent on the ability to remain cost competitive.

We adopt a cost-plus pricing approach as our general pricing model. The unit price of our products is determined by reference to various factors, including the technical complexity of the product, the volume of the order, estimated material cost, labor cost and production overhead. Our ability to continue to implement our pricing model and maintain our margins will depend on our ability to remain cost competitive, which means we will have to actively manage our cost of sales, and in particular, our cost of materials, labor costs and product development costs.

Historically, we have been able to pass any increases in material cost and/or labor cost onto our customers as we generally negotiate and agree on the estimated unit price of a product prior to confirming the purchase orders from customers. However, if there is sudden and significant increase in such costs after the purchase orders are confirmed, we will not be able to pass such increased costs onto our customers. In such event, if we are not able to lower other costs in amounts sufficient to compensate such increased costs, our margins would be negatively impacted which could have a material and adverse effect on our results of operations.

The wars in Ukraine and in the Middle East could materially and adversely affect our business and results of operations.

The outbreak of wars in Ukraine and the Middle East has already affected global economic markets, including a dramatic increase in the price of oil and gas, and the uncertain resolution of this conflict could result in protracted and/or severe damage to the global economy. Russia’s military incursion and the recent conflicts in the Middle East (the recent escalation of the Israel-Hamas conflict and the recent U.S./Israel-Iran conflict) and the resulting sanctions could adversely affect global energy and financial markets and thus could affect the global markets, our customers’ businesses and potentially our business. As at the date of this Annual Report, to the best knowledge of the Company, we and our Hong Kong Operating Companies (i) do not have any direct business or contracts with any Russian, Ukraine, or Middle East entity as a supplier or customer, (ii) do not have any knowledge whether any our clients or suppliers has any direct business or contracts with any Russian entity, (iii) our business lines of service, projects, or operations were not materially impacted by disruptions caused the war in Ukraine and in the Middle East for the years ended December 31, 2023, 2024 and 2025, and (iv) have not been financially affected by the wars in Ukraine and the Middle East. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions or further escalation in the war in the Middle East may magnify the impact of other risks described in this section. We cannot predict the progress or outcome of the situation in Ukraine and in the Middle East, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest, intensified military activities or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could, in turn, have a material adverse effect on our business, financial condition, results of operations, and prospects.

We do not anticipate any new or heightened risk of potential cyberattacks by state actors or others since Russia’s invasion of Ukraine and the war in the Middle East, and we have not taken any actions to mitigate such potential risks. We will continue to monitor any potential risks that might arise due to the war in Ukraine and in the Middle East which are specific to the Company, including but not limited to risks related to cybersecurity, sanctions, and supply chain, suppliers, or service providers in affected regions as well as risks connected with ongoing or halted operations or investments in affected regions.

Changes in international trade policies, or the escalation of tensions in international relations, particularly with regard to PRC, may adversely impact our business and operating results.

There have been heightened tensions in international relations, particularly between the United States and the PRC, in recent years. The U.S. government has made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies towards the PRC. It remains unclear if unfavorable government policies on international trade, such as capital controls or tariffs, or the U.S. dollar payment and settlement system may affect the demand for the operating entity’s products, impact the competitive position of the products, prevent the operating entity from selling products in certain countries, or even our participation in the U.S. dollar payment and settlement system, which would materially and adversely affect the international operations, results of operations and financial condition.

In addition to trade related tensions between the PRC and the United States, the U.S. government escalated tensions between the U.S. and the PRC in recent years by revoking Hong Kong’s special trading status. Also, the Congress of the United States enacted the Uyghur Forced Labor Prevention Act (UFLPA) in December 2021. Effective from June 21, 2022, the UFLPA creates a rebuttable presumption that goods mined, produced, or manufactured (wholly or in part) in China’s Xinjiang Uyghur Autonomous Region are made with forced labor, where goods designated as such will be subject to an import ban into the United States. The President of the United States may also impose sanctions on companies that knowingly engage in, are responsible for, or facilitate forced labor in Xinjiang. As of the date of this Annual Report, we do not have any operations in Xinjiang Uyghur Autonomous Region, and our business is not impacted by the UFLPA.

Further, there have recently been significant changes to international trade policies and tariffs affecting imports and exports. Recently, the U.S. has implemented a range of new tariffs and increases to existing tariffs. In response to the tariffs announced by the U.S., other countries have imposed, are considering imposing, and may in the future impose new or increased tariffs on certain exports from the United States. There is currently significant uncertainty about the future relationship between the United States and other countries with respect to trade policies, taxes, government regulations and tariffs. and we cannot predict whether, and to what extent, current tariffs will continue or trade policies will change in the future.

Tariffs, or the threat of tariffs or increased tariffs, could have a significant negative impact on certain businesses (either due to domestic businesses’ reliance on imported goods or dependence on access to foreign markets, or foreign businesses’ reliance on sales into the United States). In addition, retaliatory tariffs could have a significant negative impact on foreign businesses that rely on imports from the United States, and domestic businesses that rely on exporting goods internationally. We may not be able to adequately address the risks presented by these tariffs or other potential trade policy changes.

If any further new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the recent U.S.-China trade tensions, such changes could have an adverse effect on our business, financial condition and results of operations. As a result, the existing tensions and any further deterioration in international relations may have a negative impact on the general, economic, political, and social conditions in the PRC and the U.S., and may also have an adversely impact our business, financial condition, and results of operations.

Risks Related to Our Corporate Structure

We are a holding company and our sole material asset is our equity interest in our subsidiaries. Accordingly, we will depend on distributions from our subsidiaries to pay dividends and cover our corporate and other expenses.

We are a holding company and will have no material assets other than our equity interest in our subsidiaries. Because we will have no independent means of generating revenue, our ability to pay dividends, if any, and cover our corporate and other expenses is dependent on the ability of our subsidiaries to generate revenue to pay such dividends and expenses and then distribute them up to us. The ability of our subsidiaries to make any distributions will be subject, among others, to restrictions in our exiting or future credit facilities or other debt instruments and applicable law and regulations, which could impose withholding taxes on internal distributions. Our existing credit facilities, for example, significantly restrict our ability to pay dividends. To the extent that we need funds and our subsidiaries are restricted from making such distributions or payments under the terms of any financing arrangements or under applicable law or regulation, or otherwise are unable to provide such funds, our liquidity and financial condition could be materially adversely affected. We are also subject to the risks of uncertainty about any future actions of the PRC government or authorities which could disallow our corporate structure, which would likely result in a material change in our operations and the value of our securities may significantly decline or be worthless.

Risks Related to Doing Business in Taiwan

We face economic and political risks associated with doing business in Taiwan, particularly due to the geopolitical tension between Taiwan and PRC that could negatively affect our business and hence the value of your investment.

As we supply our products to customers around the globe, our performance is affected by global economic conditions as well as geopolitical issues and other conditions with global reach. Macroeconomic weakness and uncertainty make it more difficult for us to manage our operations and accurately forecast financial result. As a result of the recent movement of Russian military units into provinces in Ukraine, the United States, the European Union, the United Kingdom and other jurisdictions have imposed sanctions on certain Russian and Ukrainian persons and entities, including certain Russian banks, energy companies and defense companies, and have imposed restrictions on exports of various items to Russian and certain regions of Ukraine (including the self-proclaimed Donetsk People’s Republic and Luhansk People’s Republic and Crimea). Moreover, on February 22, 2022, the Office of Foreign Assets Control of the United States issued sanctions aimed at limiting Russia’s ability to raise funds through sovereign debt. Such ongoing events between Ukraine and Russia and U.S. and Iran could also increase China/Taiwan political tensions and U.S./China trade and other relations. These geopolitical issues have resulted in increasing global tensions and create uncertainty for global commerce. Any or all of these factors could negatively affect demand for our products and our business, financial condition and result of operations. In addition, new requirements or restrictions could come into effect which might increase the scrutiny on our business or result in one or more of our business activities being deemed to have violated sanctions. Our business and reputation could be adversely affected if the authorities of United States, the European Union, the United Nations, Taiwan or other jurisdictions were to determine that any of our activities constitutes a violation of the sanctions they impose or provides a basis for a sanctions designation of us.

Further, our headquarters, R&D center and material laboratory are located in Taiwan. Accordingly, our business, financial condition and results of operations and the market price of our Class A Ordinary Shares may be affected by changes in governmental policies, taxation, growth rate, inflation rate or interest rates and by social instability and diplomatic and social developments in or affecting Taiwan. In particular, the unique political status of Taiwan and its internal political movement cause sustained tension between PRC and Taiwan. Past developments related to the interactions between PRC and Taiwan, especially in relation to trade activities such as bans on exports of goods from time to time, have on occasion depressed the transactions and business operations of certain Taiwanese companies and overall economic environment. We cannot predict whether there will be escalation of the tensions between PRC and Taiwan which would lead to new bans or tariffs on exports or even conflict. Any conflict which threatens the military, political or economic stability in Taiwan could have a material adverse effect on our current or future business and financial condition and results of operations.

The imposition of foreign exchange restrictions in Taiwan may have an adverse effect on foreign investors’ abilities to acquire securities of a Taiwan company, including the shares of our subsidiaries in Taiwan, or to repatriate the interest, dividends or sale proceeds from those securities.

The Taiwan government may impose foreign exchange restrictions in certain emergency situations, including situations where there are sudden fluctuations in interest rates or exchange rates, where the Taiwan government experiences extreme difficulty in stabilizing the balance of payments or where there are substantial disturbances in the financial and capital markets in Taiwan. These restrictions may require foreign investors to obtain the Taiwan government’s approval before acquiring securities of a Taiwan company, including the shares of our subsidiaries in Taiwan, repatriating the interest or dividends from those securities or repatriating the proceeds from the sale of those securities.

Risks Related to Ownership of Our Class A Ordinary Shares

The joint statement by the SEC and the PCAOB, proposed rule changes submitted by Nasdaq, and the HFCAA all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB.

The AHFCAA was enacted on December 23, 2022. The AHFCAA states that if the SEC determines that an issuer has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years, the SEC shall prohibit the securities of the issuer from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On November 5, 2021, the PCAOB approved a new rule, PCAOB Rule 6100, Board Determinations Under the HFCAA, to provide a framework for its determinations under the HFCAA that the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. The rule establishes the manner of the PCAOB’s determinations; the factors the PCAOB will evaluate and the documents and information the PCAOB will consider when assessing whether a determination is warranted; the form, public availability, effective date, and duration of such determinations; and the process by which the Board will reaffirm, modify, or vacate any such determinations.

In December 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. Also, on December 16, 2021, pursuant to the HFCAA, the PCAOB issued a Determination Report which determined that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and in Hong Kong, a Special Administrative Region of PRC, because of positions taken by PRC authorities in those jurisdictions. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations.

On August 26, 2022, the CSRC, the Ministry of Finance of the PRC, and the PCAOB signed a Statement of Protocol, or the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. Pursuant to the Protocol, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC.

On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022, and the PCAOB Board vacated its previous determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and has resumed regular inspections since March 2023. The PCAOB is continuing pursuing ongoing investigations and may initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed.

On December 23, 2022, the AHFCAA was enacted, which amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On December 29, 2022, the Consolidated Appropriations Act was signed into law by the previous President Biden, which contained, among other things, an identical provision to AHFCAA and amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time before a Company’s securities may be prohibited from trading or delisted. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and has resumed regular inspections since March 2023.

However, there is no assurance that future audit reports will be prepared by auditors able to be inspected by the PCAOB and therefore, in the future, you may be deprived of the benefits of such inspection. As such, trading in our securities may be prohibited under the HFCAA if the PCAOB determines that it cannot inspect or investigate completely our auditor, and as a result our securities may be delisted.

There has been no public market for our Class A Ordinary Shares prior to our initial public offering, and you may not be able to resell our Class A Ordinary Shares at or above the price you paid, or at all.

Prior to our initial public offering in 2025, there has been no public market for our Class A Ordinary Shares . Our Class A Ordinary Shares have been approved for listing on the Nasdaq Capital Market under the symbol “YMAT.” If an active trading market for our Class A Ordinary Shares does not develop, the market price and liquidity of our Class A Ordinary Shares will be materially and adversely affected. We cannot assure you that an active trading market for our Class A Ordinary Shares will develop or that the market price of our Class A Ordinary Shares will not decline below the initial public offering price of $4.00.

If we fail to meet applicable listing requirements, Nasdaq may delist our securities from trading on its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

We cannot assure you that our securities will continue to be listed on Nasdaq. In order to continue listing our securities on Nasdaq, we must maintain certain financial, distribution and share price levels. In general, we must maintain a minimum bid price of $1.00 per share, a minimum amount in shareholders’ equity (generally $2,500,000) and a minimum of 300 round lot holders. We cannot assure you that we will be able to meet those continued listing requirements.

If Nasdaq delists our securities from trading on its exchange and we are not able to list our securities on another national securities exchange, we expect our securities could be quoted on an over-the-counter market. If this were to occur, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our securities;

●	reduced liquidity for our securities;

●	a determination that our Class A Ordinary Shares is a “penny stock” which will require brokers trading in our Class A Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

●	a limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because our Class A Ordinary Shares are listed on Nasdaq, our Class A Ordinary Shares will be covered securities. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. While we are not aware of a state having used these powers to prohibit or restrict the sale of securities issued by blank check companies, other than the State of Idaho, certain state securities regulators view blank check companies unfavorably and might use these powers, or threaten to use these powers, to hinder the sale of securities of blank check companies in their states. Further, if we were no longer listed on Nasdaq, our securities would not be covered securities and we would be subject to regulation in each state in which we offer our securities.

Certain recent initial public offerings of companies with public floats comparable to our anticipated public float have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. We may experience similar volatility, which may make it difficult for prospective investors to assess the value of our Class A Ordinary Shares.

In addition to the risks addressed below in “— The market price for our Class A Ordinary Shares may be volatile, which could result in substantial losses to investors,” our Class A Ordinary Shares may be subject to extreme volatility that is seemingly unrelated to the underlying performance of our business. Recently, companies with comparable public floats and initial public offering sizes have experienced instances of extreme stock price run-ups followed by rapid price declines, and such stock price volatility was seemingly unrelated to the respective company’s underlying performance. Although the specific cause of such volatility is unclear, our anticipated public float may amplify the impact the actions taken by a few shareholders have on the price of our Class A Ordinary Shares , which may cause our share price to deviate, potentially significantly, from a price that better reflects the underlying performance of our business. Should our Class A Ordinary Shares experience run-ups and declines that are seemingly unrelated to our actual or expected operating performance and financial condition or prospects, prospective investors may have difficulty assessing the rapidly changing value of our Class A Ordinary Shares. In addition, investors of our ordinary shares may experience losses, which may be material, if the price of our Class A Ordinary Shares declines or if such investors purchase shares of our Class A Ordinary Shares prior to any price decline.

Holders of our Class A Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Class A Ordinary Shares. Furthermore, the potential extreme volatility may confuse the public investors of the value of our stock, distort the market perception of our stock price and our Company’s financial performance and public image and negatively affect the long-term liquidity of our Class A Ordinary Shares, regardless of our actual or expected operating performance. If we encounter such volatility, including any rapid stock price increases and declines seemingly unrelated to our actual or expected operating performance and financial condition or prospects, it will likely make it difficult and confusing for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares and understand the value thereof.

The market price for our Class A Ordinary Shares may be volatile, which could result in substantial losses to investors.

The trading prices of our Class A Ordinary Shares are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of companies based in Taiwan that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial decline in their trading prices. The trading performances of other Taiwan companies’ securities after their offerings may affect the attitudes of investors toward Taiwan companies listed in the United States, which consequently may impact the trading performance of our Class A Ordinary Shares, regardless of our actual operating performance. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material adverse effect on the market price of our ordinary shares. In addition to the above factors, the price and trading volume of our Class A Ordinary Shares may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us, our customers, or our industry;

●	announcements of studies and reports relating to our service offerings or those of our competitors;

●	actual or anticipated fluctuations in our results of operations and changes or revisions of our expected results;

●	changes in financial estimates by securities research analysts;

●	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures or capital commitments;

●	additions to or departures of our senior management;

●	detrimental negative publicity about us, our management or our industry;

●	fluctuations of exchange rates between the NTD, Renminbi and the U.S. dollar;

●	release or expiry of lock-up or other transfer restrictions on our outstanding Class A Ordinary Shares; and

●	sales or perceived potential sales of additional Class A Ordinary Shares.

The trading price of our Class A Ordinary Shares may be subject to rapid and substantial price volatility that may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

The trading price of our Class A Ordinary Shares may be subject to rapid and substantial price volatility that may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares . Our Class A Ordinary Shares may trade at prices higher or lower than the offering price. There have been recent instances of extreme share price run-ups followed by rapid price declines following initial public offerings, with share price volatility seemingly unrelated to company performance, particularly among companies with relatively smaller public floats, and we expect that such instances may continue and/or increase in the future. Contributing to this risk of volatility are a number of factors. We anticipate our Class A Ordinary Shares will initially be held by a relatively limited number of shareholders and thus, are likely to be more sporadically and thinly traded than that of larger, more established companies. As a consequence of this lack of liquidity, the trading of relatively small quantities of Shares by our shareholders may disproportionately influence the price of those Shares in either direction. The price of our Class A Ordinary Shares could, for example, decline precipitously in the event that a large number of our Shares are sold on the market without commensurate demand as compared to a seasoned issuer that could better absorb those sales without adverse impact on its share price. As a consequence of this enhanced risk, more risk-adverse investors may, under the fear of losing all or most of their investment in the event of negative news or lack of progress, be more inclined to sell their Shares on the market more quickly and at greater discounts than would be the case with the shares of a larger, more established company that has a relatively large public float.

Many of these factors are beyond our control and may decrease the market price of our Class A Ordinary Shares. Such volatility, including any stock run-ups, may be unrelated or disproportionate to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares. Accordingly, you could lose all or part of your investment.

As an exempted company with limited liability incorporated under the laws of the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

As a Cayman Islands company that is listed on Nasdaq, we are subject to Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq corporate governance listing standards. For example, neither the Companies Act nor our amended and restated memorandum and articles of association requires a majority of our board of directors to be independent and we could include non-independent directors as members of our compensation committee and nominating committee and our independent directors would not necessarily hold regular scheduled meetings at which only independent directors are present. In addition, we will be able to follow our home country law instead of the Nasdaq listing rules that require us to obtain shareholder approval for certain dilutive events, such as certain transactions other than a public offering involving issuances of a 20% or greater interest in the company, and acquisitions of the stock or assets of another company. If we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under Nasdaq’s corporate governance listing standards applicable to U.S. domestic issuers.

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, you may have less protection for your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our amended and restated memorandum and articles of association (as may be amended from time to time), the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands and our memorandum and articles of association The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law may not be as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

The laws of the Cayman Islands relating to the protection of the interests of minority shareholders differ in certain respects from those established under statutes or judicial precedent in the United States and other jurisdictions. As a result, the remedies available to our minority shareholders may differ from those available under the laws of such other jurisdictions, including the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies (other than copies of our memorandum and articles of association, as amended, and register of mortgages and charges). Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies. Our directors have discretion under our amended and restated memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ from the Nasdaq corporate governance requirements; these practices may afford less protection to shareholders than they otherwise would under rules and regulations applicable to United States domestic issuers.

As a result of all of the above, our public shareholders may encounter different issues in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a U.S. public company.

We are a foreign private issuer and, as a result, will not be subject to U.S. proxy rules and will be subject to more lenient and less frequent Exchange Act reporting obligations than a U.S. issuer.

Currently, we are reporting under the Exchange Act as a foreign private issuer. Because we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including:

●	the sections of the Exchange Act that regulate the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act that require insiders to file public reports of their stock ownership and trading activities and impose liability on insiders who profit from trades made in a short period of time; and

●	the rules under the Exchange Act that require the filing of quarterly reports on Form 10-Q containing unaudited financial and other specified information and current reports on Form 8-K upon the occurrence of specified significant events.

In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are not large accelerated filers or accelerated filers are required to file their annual report on Form 10-K within 90 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, aimed at preventing issuers from making selective disclosures of material information. As a result, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Since we are a public company, we expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.235 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our Class A Ordinary Shares to significant adverse United States income tax consequences.

A non-United States corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income.

Based on our current composition of assets, subsidiaries and market capitalization (which will fluctuate from time to time), we do not expect to be or become a PFIC for U.S. federal income tax purposes. However, the determination of whether we will be or become a PFIC will depend, in part, upon the value of our goodwill and other unbooked intangibles. Furthermore, the determination of whether we will be or become a PFIC will depend, in part, on the composition of our income and assets. Fluctuations in the market price of our Class A Ordinary Shares may cause us to become a PFIC for the current or subsequent taxable years. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised from our initial public offering in 2025. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets.

Because determination of PFIC status is a fact-intensive inquiry made on an annual basis that depends upon the composition of our assets and income, no assurance can be given that we are not or will not become classified as a PFIC. If we were to be or become classified as a PFIC in any taxable year, a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation — Certain United States Federal Income Tax Considerations”) may incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of our Class A Ordinary Shares and on the receipt of distributions on the Class A Ordinary Shares to the extent such gain or distributions is treated as an “excess distribution” under the U.S. federal income tax rules. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our Class A Ordinary Shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our Class A Ordinary Shares. You are urged to consult your tax advisor concerning the United States federal income tax consequences of acquiring, holding, and disposing of Class A Ordinary Shares if we are or become classified as a PFIC. For more information, see “Item 10. Additional Information—E. Taxation — Certain United States Federal Income Tax Considerations.”

Our dual-class voting structure may render our Class A Ordinary Shares ineligible for inclusion in certain stock market indices, and thus adversely affect the trading price and liquidity of our Class A Ordinary Shares.

Certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our Class A Ordinary Shares may prevent the inclusion of our Class A Ordinary Shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our Class A Ordinary Shares. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our Class A Ordinary Shares.

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.

We have a dual class ordinary share structure. Our Ordinary Shares are divided into Class A Ordinary Shares and Class B Ordinary Shares. Holders of Class A and Class B Ordinary Shares have the same rights, including dividend rights, except that holders of Class A Ordinary Shares will be entitled to one vote per share on all matters subject to the vote at general meetings of the Company, while holders of Class B Ordinary Shares will be entitled to ten (10) votes per share on all matters subject to the vote at general meetings of the Company, and Class B Ordinary Shares may be converted into the same number of Class A Ordinary Shares by the holders thereof at any time, while Class A Ordinary Shares cannot be converted into Class B Ordinary Shares under any circumstances unless otherwise permitted by the directors of the Company.

Mr. Jing-Bin Chiang and New Moon Corporation continue to beneficially own all of our Class B Ordinary Shares. These Class B Ordinary Shares will constitute approximately 30.41% of our total issued and outstanding share capital and approximately 81.38% of the aggregate voting power of our total issued and outstanding share capital immediately due to the disparate voting powers associated with our dual-class share structure. As a result of the dual-class share structure and the concentration of ownership, holder of Class B Ordinary Shares, our Controlling Shareholder, Chief Executive Officer, Chairman of the Board and Director, Mr. Jing-Bin Chiang, will have the ability to control the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including the election of directors, amendment of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation, or sale of assets, and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our Company and may reduce the price of our Class A Ordinary Shares.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our Class A Ordinary Shares and trading volume could decline.

The trading market for our Class A Ordinary Shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who cover us downgrade our Class A Ordinary Shares or publish inaccurate or unfavorable research about our business, the market price for our Class A Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our Class A Ordinary Shares to decline.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law and all of our officers are nationals or residents of jurisdictions other than the U.S.

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands and all of our officers and directors are nationals or residents of Taiwan or India, being jurisdictions outside the United States. As all of our officers are nationals or residents of jurisdictions other than the United States, a substantial portion of their assets are located outside the United States. As a result, there may be difficulty of bringing actions against our officers and directors, for instance, it may be difficult for investors to effect service of process within the United States upon our directors or executive officers, and it may be difficult to enforce judgments obtained in the United States courts against our directors or officers.

Our corporate affairs will be governed by our amended and restated memorandum and articles of association (as amended from time to time), the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law may not be as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and some states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

We have been advised by our Cayman Islands legal counsel, Ogier, that there is uncertainty as to whether the courts of the Cayman Islands would:

●	recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of the federal securities laws of the United States or any state in the United States; and

●	in original actions brought in the Cayman Islands, impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or any state in the United States.

There is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a foreign judgment, without any re-examination or re-litigation of matters adjudicated upon, provided such judgment:

(a)	is given by a foreign court of competent jurisdiction;

(b)	imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;

(c)	is final;

(d)	is not in respect of taxes, a fine or a penalty;

(e)	was not obtained by fraud; and

(f)	was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

Subject to the above limitations, in appropriate circumstances, a Cayman Islands court may give effect in the Cayman Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our board of directors, management or controlling shareholders than they would as public shareholders of a U.S. company.

Judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in Taiwan and/or PRC for the years ended December 31, 2022 and 2021 and up until April 2023. Since April 2023, substantially all of our assets are located in Taiwan. In addition, certain of our directors and officers reside outside the United States. As a result, it may be difficult for you to effect service of process within the United States or elsewhere outside Taiwan and/or PRC upon these persons. It may also be difficult for you to enforce in Taiwan and/or PRC or Cayman Islands courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. It may be difficult or impossible for you to bring an action against us in the Cayman Islands if you believe your rights under the U.S. securities laws have been infringed. In addition, there is uncertainty as to whether the courts of the Cayman Islands or Taiwan and/or PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state and it is uncertain whether such Cayman Islands or Taiwan and/or PRC courts would hear original actions brought in the Cayman Islands or Taiwan and/or PRC against us or such persons predicated upon the securities laws of the United States or any state.

Provisions in our amended and stated memorandum and articles of association may inhibit a takeover of us, which could limit the price investors might be willing to pay in the future for our Class A Ordinary Shares and could entrench management.

Our amended and restated memorandum and articles of association contain provisions that may discourage unsolicited takeover proposals that shareholders may consider to be in their best interests. These provisions include a staggered board of directors, which may make the removal of management more difficult and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our Class A Ordinary Shares.

We are subject to changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

We are subject to rules and regulations by various governing bodies, including, for example, the SEC, which are charged with the protection of investors and the oversight of companies whose securities are publicly traded, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue generating activities to compliance activities.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Corporate History and Structure

Our Predecessor Group commenced a wood composite manufacturing and sports equipment processing business in 1970 and was one of the earliest private enterprises to manufacture wood composite in Taiwan. However, due to changes in the product development in the sporting goods industry, with higher product requirements on weight-saving, endurance and stiffness, our Predecessor Group gradually shifted its focus from wood composite manufacturing to carbon composite product manufacturing starting in 1980. Our Predecessor Group launched the carbon composite business line in 1980, targeting sporting goods, such as rackets. In 2005, our Predecessor Group launched the bicycle business line in order to expand our scope of carbon composite sporting goods to sports bicycles. In 2017, we produced our first electric bicycle frame. In 2018, in light of the prevalence of and favorable government policies toward electric bicycles around the world, while continuing our development and sales of sports bicycles, we have in parallel strategically expanded further on the development and production of electric bicycles. We also developed our first carbon fiber robotic arm and other health care products in 2018. In 2019, we expanded our R&D team and focused the design and production of electric bicycles by addition of personnel. Through our R&D center in Taiwan, we have continued to upgrade and enhance our material technology, product structural design and production process technology, in order to uplift our product quality, product performance, production efficiency and expand our product spectrum.

On May 24, 2016, J-Star Holding Co., Ltd was incorporated as an exempted company with limited liability in the Cayman Islands as our holding company. J-Star directly holds all the share capital of (i) Star Leader Trading, which was incorporated in Hong Kong on May 30, 2016 as a limited company; (ii) Goal Beyond, which was incorporated as an international company in Samoa on April 13, 2016; (iii) Bohong Technology, which was incorporated in the PRC on October 9, 2018; (iv) Star Leader Trading Private Limited, which was incorporated in Singapore on August 22, 2023; and (v) Premium Quest International Limited, which was incorporated in the British Virgin Islands on July 31, 2023. Our wholly-owned subsidiary Goal Beyond, in turn, holds all the share capital of (i) TW YMA, which was incorporated in Taiwan on July 17, 2015; (ii) Time Yield, which was incorporated in Samoa on January 30, 2013, and (iii) Dongguan Changrong, which was incorporated in the PRC on December 4, 2023. As of the date of this Annual Report, Bohong Technology is currently a non-operating PRC Subsidiary, while Dongguan Changrong is merely involved in trading activities with limited scale. Our wholly-owned subsidiary Premium Quest International Limited, in turn, holds all of the share capital of Litzmo B.V., which was incorporated in the Netherlands on December 13, 2023. J-Star, through a series of transactions which is accounted for as a reorganization of entities under common control (the “Reorganization”), became the ultimate parent entity of its subsidiaries.

Completion of the Initial Public Offering (“IPO”)

On July 31, 2025, we closed our IPO of 1,250,000 Ordinary Shares at a public offering price of $4.00 per share. The total gross proceeds to the Company from the IPO were $5,000,000. The Ordinary Shares were previously approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “YMAT” on July 30, 2025.

Our Corporate Structure

The following chart illustrates our corporate structure as of the date of this annual report.

For details of our principal shareholders’ ownership, please refer to the beneficial ownership table in “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

Dual Class Share Capital Structure

On December 9, 2025, shareholders of the Company approved in a general meeting to adopt a dual class ordinary share capital structure, whereby the Ordinary Shares are divided into Class A Ordinary Shares and Class B Ordinary Shares. Holders of Class A and Class B Ordinary Shares have the same rights, including dividend rights, except that holders of Class A Ordinary Shares will be entitled to one vote per share on all matters subject to the vote at general meetings of the Company, while holders of Class B Ordinary Shares will be entitled to ten (10) votes per share on all matters subject to the vote at general meetings of the Company, and Class B Ordinary Shares may be converted into the same number of Class A Ordinary Shares by the holders thereof at any time, while Class A Ordinary Shares cannot be converted into Class B Ordinary Shares under any circumstances otherwise permitted by the directors of the Company.

Minimum Bid Price Deficiency & Reverse Split

On December 12, 2025, Nasdaq notified us that we were not in compliance with Nasdaq Listing Rule 5550(a)(2) due to our failure to maintain a minimum bid price of $1.00 over the previous 30 consecutive business days (the “Minimum Bid Price Rule”). In accordance with Nasdaq Listing Rules, we were required to regain compliance with the Minimum Bid Price Requirement within 180 calendar days, or by June 10, 2026. As of the date of this Annual Report, we have not effected a reverse split.

Corporate Information

Our principal executive office is located at 7F-1, No. 633, Sec. 2, Taiwan Blvd., Xitun District, Taichung City 407, Taiwan (R.O.C.). Our phone number is +886-423229900. Our registered offices in the Cayman Islands are located at Portcullis (Cayman) Ltd of The Grand Pavilion Commercial Centre, Oleander Way, 802 West Bay Road, P.O. Box 32052, Grand Cayman, KY1-1208, Cayman Islands.

Investors should submit any inquiries to the address and telephone number of our principal executive offices. We maintain a corporate website at https://www.ymaunivers.com. The information contained in, or accessible from, our website or any other website does not constitute a part of this annual report. Our agent for service of process in the United States is Puglisi & Associates., 850 Library Avenue, Suite 204, Newark, Delaware 19711.

The SEC maintains a website at www.sec.gov that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system.

B. Business Overview

Overview

Our Predecessor Group was established in 1970 and we have accumulated over 50 years of know-how in the material composite industry. We currently develop and commercialize the technology on carbon reinforcement and resin systems. With decades of experience and knowledge in composites and materials, we are able to apply our expertise and technology on designing and manufacturing a great variety of lightweight, high-performance carbon composite products, ranging from key structural parts of electric bicycles and sports bicycles, rackets, automobile parts to healthcare products. According to the industry report commissioned by us and prepared by Frost & Sullivan, we are one of the major global leading players in the carbon fiber bicycle parts industry and carbon fiber racket parts industry.

As our business is technology-driven, our vision is to offer cutting edge technology and manufacturing expertise in carbon composites to our customers, and many of our products are directly or indirectly supplied to different renowned international sports brand owners. Our carbon composite products deliver substantial weight savings, endurance and stiffness comparing to those constructed from conventional materials, such as steel and aluminum, and in doing so, our products offer remarkable and valuable efficiency and performance benefits to our customers in various applications. While our technology has potential applications over a broad range of industries, we currently have our main focus on the sporting goods industry and we prioritize the electric bicycle market to commercialize our technology.

We are based in Taiwan with our headquarters, R&D center and material laboratory located in Taichung, Taiwan. The R&D center in Taichung focuses on resin material application, new product development, production process enhancement, structural design of products, testing on product performance and enhancement on strength and stiffness of products. Our business focuses on the research and development to provide wide range of carbon composite products solutions. As of the date of this Annual Report, with respect to manufacturing, we outsourced our manufacturing to a number of factories in the PRC and will gradually expand such outsourced factories to the U.S. and Europe. We primarily generate revenue through three divisions and revenue streams, namely (i) sales of bicycles parts of sports bicycles and electric bicycles; (ii) sales of rackets for use in tennis, badminton, squash and beach tennis; and (iii) sales of other products, which mainly include structural parts of automobile, other sporting goods and healthcare products. Our bicycle parts and rackets are mainly supplied directly or indirectly to branded customers located in Switzerland, France, Italy, the Netherlands, Germany and Japan and they primarily market and distribute their products worldwide. Other customers which rely on our new products, such as healthcare products, are mainly located in Australia, Canada and Japan Furthermore, we had applied Federal Grant approval to build 100MWh Solid State Battery with the Technology from ITRI (“Industrial Technology Research Institute”) and cooperating with Patriot Green Energy Technology (“PSSB”) to sell its solid-state battery to the U.S. market. This will diversify our product portfolio and facilitate our expansion into USA market.

Advanced carbon composite materials offer a number of advantages relative to traditional materials, including light weight, high strength to weight ratio, high stiffness, and improved resistance to heat, corrosion and fatigue. Nonetheless, different products require different degrees and combinations of such properties according to their functions. For instance, automobile parts, such as hoods and seatback, require higher heat resistance, while bicycle frames require greater degree of stiffness. Hence, material application technology plays an important role in refining the production of different types of carbon composite products. Carbon composite materials are formed by combining carbon fibers and resins. The properties of carbon composite materials could vary largely due to different systems of resin and structural arrangement. Differing from our competitors in the industry, instead of using preset formulas of resins with lower degree of flexibility, we have our own R&D center to develop our own resin systems and formulas according to the product requirements. Therefore, we are able to incorporate customized resin systems that can be optimized for specific parameters, such as durability, temperature performance, cure times and viscosity. This not only allows us to present to clients our products with high precision to customers’ specifications from outsourced factories, but also offers us flexibility in developing a greater variety of new products in the future. Apart from our advanced material application technology, our R&D team is also experienced in providing technical recommendations and solutions to and respond to feedback from our customers regarding the structural design of product. Our advanced material application technology and expertise in product design and development complement each other. Thus, we believe that the parallel development of our complex product and process technology has resulted in our competitive advantage which makes it difficult for our competitor to replicate.

Our total revenue for the years ended December 31, 2023, 2024 and 2025 amounted to $23.8 million, $17.6 million and $9.9 million, respectively. Our sales of bicycle parts accounted for approximately 64.0%, 82.0% and 47.1% of our total revenues for the years ended December 31, 2023, 2024 and 2025, respectively. Our sales from our rackets business segment brought us considerable revenue for the years ended December 31, 2023, 2024 and 2025 , which accounted for approximately 29.6%, 9.6% and 1.9%, respectively, of our total revenues. Our sales of other products accounted for approximately 6.4%, 8.4% and 35.7%, respectively, of our total revenues for the years ended December 31, 2023, 2024 and 2025.

While having our main focus on development and sales of key structural parts of bicycles and rackets in the past years, we would not limit ourselves to the existing scope of product. We intend to extend our product spectrum by launching new products, such as sporting goods for new sports such as paddles for racket sports and mast foils for surfing, and further expand our production on relatively new existing products that are emerging in the market, including key structural parts of electric bicycles, automobile and robotic arms, bicycle crank sets and other healthcare products, such as wheelchairs and senior walkers.

For the years ended December 31, 2022 and 2021 and until April 2023, our production plant was located in Dongguan in the PRC with two production lines in place. Though we had disposed our PRC Investments, we entered into OEM/ODM agreements and their respective supplemental agreement with the two entities in April 2023. As such, we will continue to use them as our main suppliers in manufacturing under the ODM and OEM business models for the next five years for our customers due to their geographical proximity to Hong Kong which favors the shipping of products and its strong labor supply in the region. In the future, we intend to outsource more labor intensive production activities to reliable factories in the PRC.

In April 2023, we disposed of 80.5% equity interests in each of our two PRC operating subsidiaries, namely, Dongguan YMA and Dongguan Forwell. Prior to the Disposition, products under the ODM and OEM business models were manufactured by both Dongguan YMA and Dongguan Forwell in our production plant in Dongguan, the PRC. After the Disposition, we have continued to utilize Dongguan YMA and Dongguan Forwell to manufacture products under the ODM and OEM business models for the next five years, as we entered into OEM/ODM agreements and their respective supplemental agreement with the two entities in April 2023. Our management team believes that the foregoing Disposition will not materially impact our ODM and OEM models as we will procure and/or provide the raw materials (carbon fiber yarn from our Japan supplier) utilizing our in-house resin technologies for manufacturing that are required under the ODM and OEM models, and thus, we will continue to control the quality of the raw materials. Under both business models, our sales team or R&D team will oversee product development processes and conduct quality control on the semi-finished products and the finished products, as has been our practice in the past. Simultaneously, we will also build our production bases in the United States and Europe regions to diversify as stated previously.

History and Milestones

Our Predecessor Group commenced its wood composite manufacturing and sports equipment processing business in 1970 and was one of the earliest private enterprises to manufacture wood composites in Taiwan. However, due to changes the product development in the sporting goods industry with higher product requirements for weight-saving, endurance and stiffness, our Predecessor Group gradually shifted its focus from wood composite manufacturing to carbon composite product manufacturing starting in 1980. Our Predecessor Group launched the carbon composite business line in 1980, targeting sporting goods, such as rackets. In 2005, our Predecessor Group launched the bicycle business line in order to expand the scope of carbon composite sporting goods to sports bicycles. In 2017, we launched our first electric bicycle. In 2018, in light of the prevalence of and favorable government policies toward electric bicycles around the world, while continuing our development and sales of sports bicycles, we have in parallel strategically expanded further on the development and production of electric bicycles. We also developed our first carbon fiber robotic arm and other health care products in 2018. In 2019, we expanded our R&D team for the design and production of electric bicycles by the addition of personnel. Through our R&D center in Taiwan, we have continued to upgrade and enhance our material technology, product structural design and production process technology, in order to uplift our product quality, product performance, production efficiency and expand our product spectrum.

We target to achieve growth in terms of both scale and scope. To expand our scale, we had entered into agreement with PSSB which is a venture backed company by ITRI to market and sell its patent Networked Amide Epoxy Polymer Electrolyte for Solid State Lithium-Ion Batteries. As such, this will enable us to diversify our business operations into the solid state battery which will diversify our product portfolio to include bike and drone. and to establish the U.S. Production Line and R&D center in Houston to serve the USA market.

As for growth in terms of scope, we had launched our brand of electric bicycles in the first quarter of 2026. In addition, we intend to add a U.S. sales and administration office in Houston, Texas, which will work closely with our office for Taiwan on U.S. market sales and expansion, while our sales and administration office in the Netherlands will be handling sales on our online business platform expected to be launched around the third quarter of 2026. By December 2026, we expect to establish our U.S. Production Line and R&D center in the U.S., with a view to developing automation of our production process and integrating the most advanced technology to our production. In this regard, we intend to invest in a manufacturer of carbon fiber products in the U.S. We have been in contact with several potential target companies in the U.S., one of which is a U.S.-based aerospace composite parts manufacturer. We also plan to establish our second R&D center in Houston, Texas and our initial plan is to hire 2 employees for developing composite material and conducting research on chemical interactions.

The following events are our key business developments and milestones:

Year	Event

1970	Our Predecessor Group commenced business of manufacturing and trading of wood composite products and processing of sports equipment. Our Predecessor Group developed our first wooden racket and commenced production for wooden composite rackets in Taiwan.

1978	Our Predecessor Group commenced graphite or wood composite processing for rackets.

1980	Our Predecessor Group established carbon composite production line and developed our first carbon fiber racket, ski stick and golf shaft.

1990	Our Predecessor Group established the first production plant in Dongguan, the PRC for manufacturing of rackets.

1992	Our Predecessor Group developed our first full carbon racket.

2000	Our Predecessor Group acquired the hot-melt prepreg technology and applied the technology to the production.

2005	Our Predecessor Group established the bicycle business line and the second production plant in Dongguan, the PRC, for the production of carbon fiber bicycles. Our Predecessor Group then developed our first carbon fiber bicycle.

2012	Our Predecessor Group applied for numerous patents on manufacturing of a variety of carbon fiber products.

2016	We produced our first Olympic Champion badminton racket used by Misaki Matsutomo in winning her champion in the badminton women’s doubles tournament at 2016 Summer Olympics.

2017	We established our R&D center and material laboratory in Taiwan. We also produced our first electric bicycle frame.

2018	We developed our first carbon fiber automobile parts, robotic arm and other health care products, such as wheelchairs and senior walkers.

2019	We expanded our R&D team on the design and production of key structural parts of electric bicycles.

2021	We produced key structural parts of Colnago 2021 V3-R, which is the racing bicycle model ridden by Tadej Pogacar in winning his championship in Tour de France 2020, 2021 and 2024.

2022	We won the design awards from both IF and Red Dot Design by using our in house developed bicycles.

2023	Disposition of our PRC investment and divert our efforts to branding, outsourcing OEM and R&D in Taiwan.

2025	Our Group was listed on the Nasdaq Capital Market in July 2025 under the symbol “YMAT.”

2026	We qualify as a Non-Red Supply Chain through the write-off of all assets in the PRC.

2026	We signed a sole distribution agreement with PSSB for the establishment of solid state battery.

Our Business Model

We are engaged in the design, development, manufacturing and sale of carbon fiber composite products, with our main focus on key structural bicycle parts and racket products, on an OEM and an ODM basis. For our OEM model, we manufacture our products in accordance with the customer’s specifications and are marketed under the customer’s own brand names. Our products are mainly supplied directly or indirectly to international sports brand owners. We secure sales contracts with customers on project basis.

During the financial reporting periods, our ODM business begins with receiving customer’s request in designing and developing a new product. After our sales team communicates customer’s requests with our R&D team, our R&D team will then consult with our procurement team and production team on our production capacity in order to assess the production timeline and make price quotations. The product design and development process will be commenced once our customers have confirmed our quotation. Our sales team is responsible for preparing the project summary which lists out the customer’s specifications on the new product, including but not limited to requirements on physical properties of product material, special features on the design of product, product performance, accessories, outlook, the brand name to be used and expected size of order, and so forth. Our R&D team will then work on the structural design and composite material formula design based on the specifications required by our customers. Throughout the entire process of design, customization and modification of product, we communicate and receive feedback from our customers and provide various technical solutions in response to customers’ feedback regarding the product design and development. We will then deliver a prototype to our customers for their review and confirmation. Meanwhile, we will also conduct preliminary product testing with our in-house testing equipment or recognized independent third party institutions on the prototype to ensure that the product meets our customers’ required standard.

After the product development process is completed, the customers will place purchase orders with us according to their needs. We will then arrange for procurement of raw materials and commence production. We will conduct quality control on the raw materials, semi-finished product and the finished product. We have our technical staff on-site to provide supervision and technical support in the production plant of our PRC Investments in Dongguan, the PRC. We also have quality control staff on-site to monitor the production process. The finished products will then be delivered to designated place agreed with our customers. For example, for bicycle parts, we will send them to customer’s designated bicycle assembly house for assembly, while for racket products, we will send them to our customers directly.

In April 2023, we disposed of 80.5% equity interests in each of our two PRC operating subsidiaries, namely, Dongguan YMA and Dongguan Forwell. Prior to the Disposition, products under the ODM and OEM business models were manufactured by both Dongguan YMA and Dongguan Forwell in our production plant in Dongguan, the PRC. After the Disposition, we will continue to utilize Dongguan YMA and Dongguan Forwell to manufacture products under the ODM and OEM business models for the next five years, as we entered into OEM/ODM agreements and their respective supplemental agreement with the two entities in April 2023. Our management team believes that the foregoing Disposition will not materially impact our ODM and OEM models as we will procure and/or provide the raw materials (carbon fiber yarn from our Japan supplier) utilizing our in-house resin technologies for manufacturing that are required under the ODM and OEM models, and thus, we will continue to control the quality of the raw materials. Under both business models, our sales team or R&D team will oversee product development processes and conduct quality control on the semi-finished products and the finished products, as has been our practice in the past. Simultaneously, we will also build our production bases in the United States and Europe regions to diversify as stated previously.

Competitive Strengths

We attribute our success to the following key competitive strengths:

Strong research and products development capabilities

With over 50 years of composite product manufacturing experience accumulated from our Predecessor Group and our continuous commitment to enhance our composite material application technologies and production process, we pride ourselves on our accumulated know-how and research and development capabilities focused on the development of new products and the improvement of our production process. For instance, our resin technologies allow for pre-pregging of our carbon fiber composite and creating higher ratio of strength and stiffness with lower weight. Some of the bicycle and racket products we co-designed and developed with our customers had been used by players in the Olympic Games and international tournaments, who have won championships. We believe our accumulated composite material application know-how and continuous dedication to research and product development has enabled us to increase our product quality, production efficiency, technical expertise, ability to tailor-make products to meet customer specifications and reduce costs, which in turn help us retain and attract customers who demand precise, reliable and high quality composite products and obtain higher profit margin. We also believe that our strong research and development ability will widen our product types to effectively satisfy customers’ changing needs, which in turn will enhance our organic growth.

Our research and development primarily focuses on product development, new application discovery and production process improvement. Our objectives in research and development are to promote innovation, automation and differentiation in our production and enhance our product quality. Our investments in research and development are significant. From January 2023 to December 31, 2025, our continued expenditure in research and development has amounted to approximately $7.7 million. We had an R&D team of 19 personnel as of December 31, 2025. The majority of our R&D team members also have over 11 years of experience in industries relevant to our business. Our R&D center has successfully developed and improved various composite materials formulas and application as well as the production process. In addition, we have also undertaken leading research and development projects on resins formulas and production processes, such as formulas on highly heat resistant resins, formulas on biomass materials, vacuum forming technology and waterborne paint technology, which could enhance the performance, cleanliness and durability of our products, as well as satisfy our customers’ particular requirements on different products. As of the date of this Annual Report, we have registered 11 invention patents, 11 design patents and 17 utility model patents, including but not limited to patents on structure of bicycle frames, structure and design of rackets and manufacturing process of carbon fiber products, in Taiwan, PRC, Japan, Europe and the U.S. We also work with research institutes to improve our production process, to discover new product applications, and to develop our material technologies. Furthermore, we are currently cooperating with PSSB’s researcher to develop new project in the U.S.. We believe that the above research efforts will give us synergy and allow us to focus on the development of high-value and cost-effective products.

We have been devoting research and development efforts in respect of our carbon composite technology and application. In particular, we developed new resins systems, Nano-CT and Nano-GS, which are applied to our bicycle frame and racket products. We are also developing resins with higher degree of heat resistance and strength which are applicable to carrier plates of furnace and bicycle wheels, and halogen-free resins with higher degree of strength and transparency which are applicable to the exhaust pipe, engine protector and brake disc of automobiles.

We have optimized our production processes through our research and development efforts. We applied our vacuum forming technology in the production process to maintain the strength and quality of our products. We also developed and applied our waterborne paint technology to our bicycle frames, air intakes and automobile engine rods. We also introduced automated painting technology with robotic arms in order to promote automation in the painting process of our products, which in turn improves cost efficiency in our production process. With a view to further upgrading our production process, we commenced our major research and development projects on resins rapid curing technology, which not only could boost the production efficiency by speeding up the curing process, but also could enhance the strength, malleability and manufacturability of material. Being one of the major global leading players in the carbon fiber bicycle parts industry and the carbon fiber racket parts, we believe we have been able to capture the relevant technology and know-how in advance of our competitors in the industry.

In order to optimize the research and development effort, we have set up an R&D center in Taiwan, which includes a laboratory, focuses on resin material application, new product development, production process enhancement, and also structural design of products, testing on product performance and enhancement on strength and stiffness of products. Under such arrangement, research and development in Taiwan can adopt a more experimental and innovative oriented approach, which can be quickly implemented and tested in the outsourced production plant. We intend to establish our second R&D center in the U.S. to carry out research on automation of production processes.

Quality product and comprehensive services which cater our customers’ needs

Leveraging on our solid experience and expertise in research and development, we are able to develop and produce high quality products satisfying our customers’ specific requirements. Depending on the needs of our customers, we also offer comprehensive services covering the processes of product analysis, product design and development; processing and manufacturing; product testing and adjustment; trial production of final products; and after sales services. Our product development team and our sales team work closely with our branded customers to understand their needs and make recommendations to them. Our product development team assists our customers in either (i) advising on the product designs; or (ii) designing products based on the customers’ ideas, concepts or specifications, with a view to enhancing the product efficiency, functionality and endurance.

Our quality control team at our Taiwan R&D center is responsible for developing and implementing our quality control policy, specifying various quality control procedures for different kinds of products. We will produce a prototype as part of the product development process and perform a series of tests on the prototype to ensure it performs as designed. Before packing and shipment, our quality control team will conduct a final check on the products so as to ascertain that the quality of our products complies with the specifications and standards of our customers.

We have a stringent quality control team to ensure adherence to and consistency in the quality of our products. Our quality control team check the outsourced factories based on the following standards: ISO9001, IATF 16949, and the EFBE standards. The EFBE test standards are testing standards specific to the bicycle and electric bicycle industry and they are compatible with ISO 4210 and European standard EN15194.

We believe our ability to provide customized composite products of quality to meet customers’ requirements in a timely and cost-efficient manner enables us to develop strong customer relationship and reputation, which are crucial for our long-term growth.

Strong presence in the carbon composite application industry and sporting goods industry with long operating history and strong production capabilities

The history of our Predecessor Group can be traced back to over 50 years ago when it was established in 1970. We have been applying our material technology, which we have accumulated over decades, in manufacturing a great variety of composite products, which are mainly sports equipment, such as bicycles and rackets, and we have extensive industry experience in respect of the design, research and development of carbon composite products. We have established a strong reputation in the carbon composite application industry and sporting goods industry as a result of the long operating history and establishment of our Predecessor Group in the industry. Such reputation has attracted various renowned brand owners (including their distributors) to procure our products directly or indirectly, including Colnago, Tecnifibre and Groupe Magellan SA, the distributor of an American branded global manufacturer of tennis rackets in France. According to the industry report commissioned by us and prepared by Frost & Sullivan, we are one of the major global leading players in the carbon fiber bicycle parts industry and the carbon fiber racket parts industry. Based on our successful track record, we believe we are positioned to capture market opportunities in the future.

As of the date of this Annual Report, we have identified one potential strategic partner to cooperate and establish a new business in the U.S.., to diversify our business operations into the retail bicycle market industry and establish a U.S. Production Line and R&D center in Houston to serve the U.S. market through acquisition:

●	In February r 2026, we entered into a sole distribution agreement with PSSB for the development of a solid state battery presence in the U.S..

Well-established relationship with customers and diversified customer base

We had established strong and long-standing business relationships with our key customers through our Predecessor Group, which connect us to internationally reputed sports brands (including their distributors), such as Colnago, Tecnifibre and Groupe Magellan SA, the distributor of an American branded global manufacturer of tennis rackets in France. We believe that our good business relationships, connected directly or indirectly with internationally well-known sports brand operators, are a recognition of the high standards of our quality and services. We believe that such relationships help us enhance our reputation in the industry and attract new customers with profiles similar to our existing branded customers. We mainly acquire customers by referrals from our existing customers, through direct approaches by potential customers after learning our industry reputation and our current customer base, and through direct approaches by bicycle assembly houses which connect us to branded customers. We also approach potential customers directly through phone call and email. With our long-standing reputation, we are able to secure numerous new customers from different countries, including but not limited to Australia, Canada, the U.S., Spain and the PRC and we also engage in a new business in solid state battery, which helps us maintain diversified base of customers. We believe these strong and extensive relationships enable us to establish and maintain market leadership in the carbon composite application industry. We believe that in addition to our reliable and high-quality products, our customers are satisfied with our dedicated customer services. We have adopted a return policy on products with manufacturing defects to accommodate our customers. If after any checkup or analysis by our laboratory the defect of a product is found to be manufacturing defect, return and replacement of products will be made.

We also capitalize on our experiences from our current business operations to further expand into the European and US markets. In January 2021, we invested in 19.5% equity ownership of a bicycle assembly house in France, which is a newly established pre-revenue company, in consideration of 19,500 Euros (approximately $23,100), to enhance our presence in Europe. We believe such measured business expansion strategy will help to further diversify our customer base and market recognition effectively.

Our Strategies

Our principal goal is to offer cutting edge technology and manufacturing expertise in carbon composite to customers in the international market and from different industries.

Enhance our research and development capabilities and enrich our product portfolio

We believe that it is essential for us to continue to strengthen our R&D team in order to improve our product quality, range of product and production efficiency. We intend to expand our research and development capabilities leasing a property to establish a R&D center in the U.S. to develop automation of our production process, integrate the most advanced technology to our production and acquire talents from around the globe with a view to enhancing our perspective and innovation in research and development. We believe that development on automation of production process would greatly enhance the efficiency of production and minimize the occurrence of human errors. We also believe that global talents with extensive industry experience would lead us to explore and develop the continuous innovation in technology research and development. To capitalize on the market opportunities, we intend to enrich our product portfolio to increase our profitability. Hence, we intend to further research and develop our material technology such that our product can be applied to a greater variety of industries, such as the electric vehicle and aerospace industries. Currently, we are also expanding our scope of sporting goods products. For instance, our projects on producing crank sets for major crank sets players commenced production in the third quarter of 2023 and was launched in the first quarter of 2026. Further, in view of the growing market trend on electric vehicles, we plan to open up separate production line on automobile parts, supported by a local U.S. carbon fiber products manufacturer which we will invest in, in order to extend our production on key structural components for electric motorcycle and electric automobile in support of local U.S. manufacturer. We also intend to expand our business to the electric vehicle market once we have developed appropriate scale and manufacturing automation capacity and have established a strong presence in the U.S., so as to open up opportunities in public transport, freight and logistics vehicles. The first step is to build our own patent of solid state battery for USA market further improve our production efficiency by developing new production technologies and keeping abreast of latest developments and growth trends in the industry. We also encourage our R&D personnel to participate in training provided by external research institutions in order to maintain our capabilities in developing new technologies and equipment.

Expand our customer base and extend our sales to global market

We intend to continue to leverage on our experience in the carbon composite application industry to expand our market share and continue to identify new customers in these industries so as to diversify our customer base. In the years ended December 31, 2023, 2024 and 2025, our sales were made primarily to the Europe markets, which accounted for approximately 85.2%, 84.6% and 82.7% of our revenue, respectively. Our strategy is to further increase our market presence in Europe and the U.S. and other overseas markets. In addition to our investment in 19.5% equity ownership of a bicycle assembly house in France, we plan to penetrate the Europe and U.S. markets by investing in other suitable local bicycle assembly houses and setting up sales and administration offices in Europe and the U.S., in order to provide total solutions to our existing customers and enhance our presence in the U.S. and Europe markets by having direct access to each market.

In addition, we also plan to build alliances with partners in different nations by firstly building up business relationships with potential customers from different countries progressively, and then discussing investment plans with these customers after cooperating with them for a sufficient period of time, in order to enter other overseas markets..

Vertically expand our business by establishing our own brand

We believe that our success is driven by our ability to adapt swiftly to market demand and seamlessly cater to the needs of our customers.. We aim to set up a sales and administration office in the U.S. for selling products under include but not limit to electric bicycles and solid state battery in the second half of 2027. We believe that setting up a sales and administration office in the U.S. will help us further explore new areas of customer demand and drive the growth of our sales and enhance our brand recognition.

Expand our production line and capabilities

We expect the market demand for sports bicycles, electric bicycles, mast foils and paddle rackets to increase in the near future, as there are rising number of inquiries on these products from our potential customers. We expect to capture the market growth and also increase our market share through our equipment upgrade and capacity expansion. T

In April 2023, our Group divested from the production plan through its disposal of 80.5% equity interests in each of our two PRC operating subsidiaries, namely, Dongguan YMA and Dongguan Forwell. After the Disposition, we will continue to utilize Dongguan YMA and Dongguan Forwell to manufacture products for the next five years. Due the limited production capacity of the existing production plant, we currently outsource certain production processes that require less technical skills, such as painting, cosmetic and sanding. Since April 2023, we increased two more outsourced factories in the PRC and one in Taiwan to better serve our clients. However, we still focus on our competencies on those key production processes, including structure design, lamination, formation and quality control. In order to accommodate our expected growth in sales and increase our production capacity, we had outsourced our production in the PRC and we will establish the U.S. Production Line in the U.S. by channeling our know-how from our production in China to the U.S. production line. We also plan to set up our sales and administration office in the U.S. by the second half of 2027and establish our U.S. Production Line. by December 2026.

Our Products and Services

We are principally engaged in offering cutting edge technology and manufacturing expertise in carbon composite products, focusing on products in electric bicycle industry, sports bicycle industry, sporting goods industry, automobile industry and healthcare industry. Our products include carbon fiber electric bicycle and sports bicycle parts, rackets, automobile parts, medical robotic arms and healthcare products. Carbon fiber composite products are remarkable in their properties of high strength, durability, light weight, high stiffness and corrosion resistance. We aim at offering our customers superior levels of performance and efficiency on our products. Our carbon fiber composite products are also custom-made to meet our customers’ specifications and requirements. The life span and prices of composite products we manufacture varies depending on the specifications of the product.

Bicycle parts

Our bicycle-related products include key structural parts of electric bicycles and sports bicycles, such as the bicycle frame, seat post, front fork, paddle, crank and handlebar and so on. As an important underpinning structure, bicycle frames are mostly made of Carbon Fiber Reinforced Polymers (CFRP) or carbon fiber composite materials, which have high rigidity, flexibility, durability and are lightweight, determined by its fabric property, which is impregnated with a glue called resin that allows shaping and joining of the materials. The great advantage is that carbon fiber can be fine-tuned to provide any ride qualities that riders desire. A bicycle fork is the part of a bicycle that holds the front wheel, which is commonly made of steel, aluminum, carbon fiber, titanium and other materials. Since the material of the forks can noticeably affect the feel and handling of the bicycle, forks of road bicycles and touring bicycles are usually made of carbon fiber to lessen and absorb vibrations from the road surface. Carbon crank wholly made of carbon fiber can minimize the weight of the bicycle while maintaining a smooth appearance; while handlebar made of carbon fiber can absorb vibrations and deliver outstanding strength-to-weight ratio, which is commonly applied in mountain bicycles and racing bicycles.

The figure below shows the key structural parts of a bicycle:

Source: Frost & Sullivan

We realized revenues of approximately $4.7 million, $14.4 million and $15.2 million from our sales of bicycle parts for the years ended December 31, 2025, 2024 and 2023, which accounted for approximately 47.1%, 82.0% and 64.0%, respectively, of our revenue for the corresponding periods. In the future, we will continue to engage in and focus on our sales of bicycle parts, in particular electric bicycles, in light of the expected market growth the electric bicycle industry.

We believe that there is a strong market demand for sports bicycles and electric bicycles in the global market. According to the industry report prepared by Frost & Sullivan, such increasing trend on the demand for bicycle products is mainly attributable to the change in people’s habits toward pursuing a healthier lifestyle and the implementation of government policies on supporting environmentally friendly transportation or vehicles. In light of the increasing market demand for bicycle products, in the future, we will focus on sales of bicycle products and continue to enhance the quality and modify the design of our sports bicycle and electric bicycle products.

With our direction focused on commercializing and popularizing more bicycle products, including both electric bicycles and sports bicycles, in the future, we continuously design and develop new models of bicycle products. In 2023, 2024 and 2025, we launched 25, 22 and 8 new models of bicycles, respectively. We expect to launch an aggregate of 4 new premium bicycle models by the end of 2026. We combined our competitive strengths on material technology and structural design expertise in the development of our new electric bicycle models under the concerted effort of our R&D teams in Taichung, Taiwan and Dongguan, the PRC. Distinguished from other electric bicycles available in the market, our new electric bicycle model adopts minimalistic and stylish structural design, which is able to hide the battery in a less visible manner. Its key components are made of our developed nano resins, which boosts its level of stiffness and weight savings, such that these new models could offer smoother and more cozy commuting experience to customers.

Below are some of the electric bicycle and sports bicycle models that we co-designed with customers and manufactured their carbon fiber parts:

One of the most requested carbon full suspension electric bicycles in market launched under a reputed Swiss-based bicycle brand.

The entire frame of this electric bicycle is constructed of carbon fiber, which keeps its weight down to 20.54kg and it won acclaim internationally for its lightness, agility and directness on trails.

YMA 2017 B-01

The first carbon electric mountain bicycle open model launched by us.

A lightweight carbon-fiber electric mountain bicycle with the improved vehicle weight to a new level. This open model carbon frame is made with more concise appearance design, pull-up battery extraction and higher frame strength. The geometric design of this bicycle is compatible with 500W & 600W battery.

YMA 2017 S-01

The first carbon electric mountain bicycle open model launched and its carbon fiber frame is manufactured to fulfill the industry standard weight.

Colnago 2017 V2-R

This racing bicycle is launched by Colnago, a prominent high-end road-racing bicycle brand based in Italy. The seat post clamp of Colnago 2017 V2-R is designed to boost the aero efficiency of the bicycle.

Colnago 2021 V3-R

This racing bicycle is also launched by Colnago and is an upgraded version of Colnago 2017 V2-R. The V3Rs Capsule Collection represents excellence in terms of technological innovation, performance and style. We used a new type of carbon fiber that allows Colnago V3Rs to significantly increase the rigidity to lateral flexions. Tadej Pogacar rode Colnago V3R in winning his championship in Tour de France 2020, 2021 and 2024. The ability to absorb vertical shocks has improved significantly, which translates into greater comfort. Colnago 2021 V3-R is fast on long climbs, in windy plains, on big tours and in stages and its design improves the concepts of lightness and aerodynamics of its road frames.

A mountain bicycle launched by a reputed Swiss-based bicycle brand that is reliable in all conditions and surfaces and allows world-class performance.

Manufactured with high-strength and modular high-end carbon fibers, the frame is controlled at a light weight combined with the low frame weight give this bicycle an enormous amount of propulsion.

One of the most desirable urban electric bicycles in the market launched by a reputed Swiss-based bicycle brand. With our carbon fiber frame adopted, this electric bicycle weights lighter than a typical electric bicycle. On the road, this electric bicycle is extremely good-natured and predictable, making it the perfect companion for the next city adventure.

Rackets

Our racket products include carbon fiber tennis rackets, badminton rackets, squash rackets and beach tennis rackets. We also provide racket stringing services upon customers’ requests. Based on our customers’ requirements and specifications, our racket development team provides product design that could enhance products’ efficiency, endurance and functionalities. Mass production of racket products will only be carried out after the prototype has passed our product tests in our test center. Racket products are usually delivered to customers’ warehouse around the world through free on board (FOB) in Hong Kong.

According to the industry report prepared by Frost & Sullivan, driven by the higher requirements on the mechanical properties of rackets and increasing purchasing ability of high-end sports goods customers, the market size by revenue of global carbon fiber applied in rackets has witnessed a growth. Promoted by the increasing health awareness in the post-pandemic, encouraging policies of sports activities in developing countries, as well as progressed carbon fiber manufacturing techniques, it is estimated that the demand of carbon fiber applied in the rackets will further rise and the market size by revenue of carbon fiber racket parts will increase from USD275.0 million in 2024 to USD406.2 million in 2028, representing a CAGR of approximately 10.2%. In light of the increasing market demand for racket products, in the future, we will focus on sales of racket products and continue to enhance the quality and modify the design of our racket products.

We generated revenue of approximately $0.2 million, $1.7 million and $7.0 million from our sales of racket for the years ended December 31, 2025, 2024 and 2023, which accounted for approximately 1.9%, 9.6% and 29.6%, respectively, of our revenue for the corresponding periods. In the future, we will continue to engage in our sales of racket products and we expect that our sales of rackets will remain stable in 2026.

Below are some of the championship rackets we co-designed with our customers and manufactured their carbon fiber parts:

Twistpower X100

Twistpower X100 is a product under an American branded global manufacturer of tennis rackets distributed by Groupe Magellan S.A. Twistpower X100 is a light and speedy player’s racket that rewards full swings with a great combination of spin, power and precision. It has uniquely good feel and pocketing, which comes in part from a twisted shaft design which helps the racket bend optimally at impact.

TECNIFIBRE CARBOFLEX 125S

Carboflex 125S is a squash racket launched by Tecnifibre, a French brand of sporting equipment, specializing in tennis and squash. Carboflex 125S is used by Mohamed El Shorbagy, the world number one squash player in 2020. It offers quick response, great maneuverability and high swing speed.

Pro Rebel 950

Pro Rebel 950 is a squash racket product under an American branded global manufacturer of tennis rackets distributed by Groupe Magellan S.A. It offers an excellent accuracy and unique maneuverability for players seeking for enhanced performance with lightweight power. Pro Rebel 950 is endorsed by Ramy Ashour, a former worldclass professional squash player.

TECNIFIBRE Wall Master 360 PHD

Wall Master 360 PHD is the paddle dedicated to club players and it has been engineered with a round head shop to optimize precision and control. Its light weight also allows easier maneuverability.

Other products

Other products include automobile parts, healthcare products, prepreg sheets and carbon fiber boards.

We generated revenue of $5,063,355, $1,478,302 and $1,516,454 from our sales of other products for the years ended December 31, 2025, 2024 and 2023, respectively, which accounted for approximately 51.0%, 8.4% and 6.4% of our revenue for the corresponding periods. Despite that our revenue from our sales of other products accounts for a relatively small portion of our total revenue for the years ended December 31, 2025, 2024 and 2023, we intend to expand and develop our products on automobile parts, healthcare products and raw materials. We are currently in discussion with a number of customers concerning new projects on certain healthcare products and motorcycle parts.

(i)	Automobile parts

Our automobile-related products include carbon fiber parts of automobile, such as air intakes, air-collecting hoods, engine rods, seat back, windshield, handlebar, and so on. Similar to the production model of our bicycle products, our automobile parts development team will first discuss with our customers on the design and specification of the automobile parts. Our R&D team will then commence the product development process based on our customers’ specific requirements.

The electric vehicle market is showing a pattern of continued growth and such trend is pushed forward by the favorable government policies on promoting the use of electric vehicles in different countries, such as providing tax incentives and subsidies. Due to the light-weight property, strength and stiffness of carbon composite, it is commonly used as the major material for producing key components of electric vehicles, such as air intake and seatback. In order to seize market opportunities, we have been preparing the know-how to produce carbon fiber automobile parts since 2019 and have expanded our R&D on technology of producing carbon fiber automobile parts. Although our revenue from sales of automobile parts is yet to be significant in the years ended December 31, 2024 and 2023, we received numerous inquiries from customers in the electric vehicle industry and we expect that there will be more upcoming projects on automobile parts in the future.

Below are some of the carbon fiber automobile parts manufactured by us:

Air intake of automobile	Air intake of automobile

Air-collecting hoods of automobile	Wind shield of motorcycle

cover sets of motor cycle	Seat back of automobile

Engine rod of automobile	Handlebar of motorcycle

(ii)	Healthcare and other products

We had also manufactured carbon fiber healthcare products and other parts, which include carbon fiber senior walker, wheelchair, medical robotic arm, electric wheelchair robotic arm and drone parts. We adopt the same ODM model in respect of the production of health care and other products.

According to the industry report prepared by Frost & Sullivan, carbon fiber is usually used in the chassis and backrest frame of wheelchairs, featuring lightness, stiffness and exceptional durability. The stability and biocompatibility of carbon fiber materials have attracted extensive attention in medical devices and biomaterials. In addition, with the continuous improvement of carbon fiber production and processing technology, carbon fiber has gained market share in robotic arms, particularly industrial robots. Compared to traditional robotic arms made of aluminum alloy and alloy steel, carbon fiber robotic arms have higher flexibility, fracture resistance and a longer service life. Also, the vibration dampening of carbon fiber robotic arms allows for precise control and positioning, enhancing working speed and efficiency of robots. With the accelerated automation process and wide application of industrial robotics, carbon fiber is expected to develop further and be favored by downstream customers. Therefore, we intended to further expand our production on healthcare products and we are currently in discussion with a number of customers concerning new projects on certain healthcare products.

Below are some of the healthcare products and other products we co-designed with our customers and manufactured their carbon fiber parts:

Rollator	Wheelchair

Medical robotic arm	Electric wheelchair robotic arm

Medical robotic arm	Rollator

Research and Development

From January 2023 to December 31, 2025, our continued expenditure in research and development has amounted to an aggregate of approximately $5.3 million. We had an R&D team of 19 personnel as of December 31, 2025. The majority of our R&D team members have over 12 years of experience in industries relevant to our business. Our R&D members predominately are focused on developing know-how for the carbon fiber & resin application technology and carbon fiber & resin processing technology. We obtained a number of patents in this area. Formore details on our patents, see the paragraph “Intellectual Property” in this section. Currently, we are working with PSSB engineers to develop together in diversifying our products portfolio includes but not limited electrical bicycles and Drones.

Our R&D center in Taichung focuses on resin material applications, new product development and production process enhancement. We invested $5.3 million in our R&D in Taiwan to develop our resin technology between January 2019 and December 31, 2025, and we have various resin recipes for applications on different scope of products. Meanwhile, our previously owned R&D center in Dongguan, the PRC, focuses on structural design of products, testing on product performance and enhancement on strength and stiffness of products. After the Disposition of our PRC Investments in April 2023 and up to the date of this Annual Report, we retained at least 4 engineers from the PRC to assist our R&D center in Taiwan to build a prototype line which we will implement in our upcoming production in the U.S. and Europe.

In the future, we intend to establish a new R&D center in the U.S. in order to focus on our research and development on automation of production processes. The new R&D center will focus on both carbon fiber and solid state batter with the support from PSSB and ITRI.

Raw Materials and Suppliers

Our major raw materials mainly include carbon fiber yarn and resin, which are the major components for manufacturing carbon composite material of our products. Typically, our purchases are made based on the purchase orders we receive from our customers and their annual forecasts. We mainly purchase top-grade carbon fiber yarn and resin from independent suppliers in Japan, Taiwan and PRC. To procure carbon fiber yarn from Japan, we are required to obtain a Special General Bulk Export License from the Japanese government in order to comply with regulations from the Security Export Control implemented in Japan. In order to avoid over-reliance on a single source of supply, we will continue to maintain more than one supplier for each category of our major raw materials. For instance, we have been sourcing quality carbon fiber yarn not only from Japan and Taiwan, but also from certain reliable suppliers in PRC. During the years ended December 31, 2025, 2024 and 2023, we had not encountered any material shortage, delay or major difficulty in the procurement of raw materials from our suppliers. Further, as of the date of this Annual Report, to the best knowledge of the Company, we do not have any direct business or contracts with any Russian entity as a supplier, but we do not have any knowledge as to whether any our suppliers have any direct business or contracts with any Russian entity.

Customers

We supply our products directly or indirectly to reputed branded customers predominantly engaged in the electric bicycle industry, sports bicycle industry, sporting goods industry, automobile industry and healthcare industry, most of which are based in European countries. We usually supply our products on an order basis and we do not have formal contracts or agreements with our customers. Hence, sales terms and arrangements are made through purchase orders from the customers and accepted by us.

We are currently diversifying our customer base in order to lower our exposure to risks relating to reliance on any one single customer. Leveraging our substantial experience and expertise in the carbon composite application industry and sporting goods industry, we believe we are positioned to maintain our relationship with our current customers, and further expand our customer base in the future. However, as of the date of this Annual Report, to the best knowledge of the Company, we do not have any direct business or contracts with any Russian entity as a customer, but we do not have any knowledge as to whether any our customers have any direct business or contracts with any Russian entity.

Sales and Marketing

We primarily acquire our customers by the following means: (i) referrals from our existing customers; (ii) direct approaches to potential customers through phone calls or emails; (iii) direct approaches by potential customers after learning our industry reputation and our current customer base; and (iv) direct approaches by bicycle assembly houses which connect us to branded customers. Our sales and marketing team is responsible for handling purchase orders received from our customers, coordinating with our outsourced production plant for execution of purchasing orders, communicating with customers on their requests and feedback, and developing relationship with customers. We generally market and tailor-make products for our branded customers. We seek opportunities to expand our customer base while maintain our business relationship with our existing customers. We conduct visits to and meet with our existing major customers from time to time with a view to securing existing business, promoting our scope of business and our range of products, and increasing the chance that they will engage in new projects with us. Our customers will also regularly visit our Taichung headquarters and our outsourced Dongguan production plant to discuss ongoing projects, explore opportunities for new projects and share business and market information. For example, in 2018, we had our anniversary celebrations and we invited our customers, suppliers and other stakeholders to attend our celebration, during which we introduced the history and development of our Group, our major products and new products to be launched. In terms of after-sales service, our sales and marketing team gathers feedback from our customers regarding our products from time to time. We visit our customers on a periodic basis to discuss the quality of our products and services.

Seasonality

Our products and services have no obvious seasonal characteristics. We generally record relatively stable sales revenue around the year. We only experience production declines during the first two months of the year due to the Chinese New Year holidays. To overcome the seasonality effect on production, we encourage our manufacturing employees to take early leave for the Chinese New Year and resume work as soon as possible in February.

Quality Control

We place great emphasis on the quality of our products. We have adopted stringent quality procedures throughout each stage in the entire production process from the inspection of raw materials, production of prototypes, manufacturing processes to finished products. We have our internal quality control room for testing the quality of the incoming raw materials We also have our reliability test laboratory and in-house testing equipment so we can continuously monitor the reliability and functional stability of our products. Our quality control team is responsible for developing and implementing our quality control policy, which specifies various quality control steps for different products at different stages.

We have a stringent management system to ensure adherence to and consistency in the quality of our products so that we are capable of quickly running our own in-house tests from Taiwan. We did not experience any significant quality defects or product claims or refunds or returns from our customers or remedies in respect of our products which materially and adversely affected our business, operations or financial conditions during the years ended December 31, 2026, 2025 and 2024.

Intellectual Property

We regard our patents, copyrights, trademarks, trade secrets and other intellectual property rights as critical to our success. We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Our intellectual property portfolio as of the date of this Annual Report included the following:

Patents: We have 39 registered patents in Taiwan, PRC, Japan, Europe and the U.S., among which 11 of them are invention patents, 17 of them are utility model patents and 11 of them are design patents). The registered patents cover bicycle, racket and manufacturing process of carbon fiber products. Details of the 39 registered patents are as follows:

No.	Patent Description	Holder	Place of Registration	Patent Type	Patent Number	Duration

1	Carbon-fiber product forming device	Star Leader Trading	Taiwan	Utility Model	M538875	April 1, 2017 – August 4, 2026
2	Carbon-fiber product forming device	Star Leader Trading	PRC	Utility Model	ZL201620845839.X	August 5, 2016 – August 5, 2026
3	Carbon-fiber product forming device	Star Leader Trading	Japan	Utility Model	3208329	October 24, 2016 – October 24, 2026
4	Apparatus of manufacturing carbon fiber prepreg	TW YMA	Taiwan	Utility Model	M567260	September 21, 2018 – May 17, 2028
5	Carbon fiber prepreg material preparation equipment	TW YMA	PRC	Utility Model	ZL201821112561.0	July 13, 2018 – July 13, 2028

6	Twisted bicycle frame	TW YMA	PRC	Utility Model	ZL201821587258.6	September 28, 2018 – September 28, 2028
7	Tennis racket with padding material	TW YMA	Taiwan	Utility Model	M581924	August 11, 2019 - January 28, 2029
8	Lightweight pike racket	TW YMA	Taiwan	Utility Model	M581926	August 11, 2019 - January 28, 2029
9	Lightweight pike racket	TW YMA	PRC	Utility Model	ZL201920211539.X	February 19, 2019 - February 19, 2029
10	Tennis racket with packing material	TW YMA	Japan	Utility Model	3221292	February 27, 2019 - February 27, 2029
11	Racket frame with shock absorption effect	TW YMA	PRC	Utility Model	ZL201921038799.8	July 4, 2019 - July 4, 2029
12	The badminton racket frame has functions of adjusting shock absorption effect and changing gravity center position	TW YMA	PRC	Utility Model	ZL201921033514.1	July 4, 2019 - July 4, 2029
13	The racket frame having a vibration absorbing effect	TW YMA	Japan	Utility Model	3223222	July 12, 2019 - July 12, 2029
14	Badminton racket that can adjust vibration absorption effect and change the center of gravity position	TW YMA	Japan	Utility Model	3223277	July 18, 2019 - July 18, 2029
15	Racket with replaceable grip sleeve	TW YMA	the U.S.	Invention	US8579738B2	May 11, 2012 – June 5, 2032
16	Weight changeable racket	TW YMA	the U.S.	Invention	US8721478B2	May 11, 2012 – August 9, 2032
17	Weighting device and racket equipped with the same	TW YMA	the U.S.	Invention	US8758175B2	May 22, 2012 – January 26, 2033
18	Shock-absorbing seat stay for bicycle	TW YMA	the U.S.	Invention	US8894085B2	April 16, 2013 – April 16, 2033
19	Twisted tennis racket frame	TW YMA	Europe	Invention	EP3056249B1	December 28, 2015 – December 28, 2035

20	Device method forming carbon-fiber product	Star Leader	Europe	Invention	EP3278965	November 7, 2016 – November 7, 2036
21	Method of forming carbon-fiber product and implementation device thereof	Star Leader Trading	the U.S.	Invention	US10500798B2	November 16, 2016 – August 25, 2037
22	Squash racket	TW YMA	Europe	Design	005804630-0001	October 23, 2018 - October 23, 2043
23	Squash frame	TW YMA	PRC	Design	ZL201830591835.8	October 23, 2018 - October 23, 2028
24	Badminton racket frame	TW YMA	PRC	Design	ZL201930062297.8	February 12, 2019 - February 12, 2029
25	Badminton racket frame	TW YMA	PRC	Design	ZL201930062298.2	February 12, 2019 - February 12, 2029
26	Squash racket	TW YMA	the U.S.	Design	USD876562S	February 25, 2020 - February 25, 2035
27	Badminton racket frame	TW YMA	Japan	Design	1643801	January 31, 2019 – January 31, 2039
28	Badminton racket frame	TW YMA	Japan	Design	1643802	January 31, 2019 – January 31, 2039
29	Tennis Racket Frame	TW YMA	the U.S.	Design	USD813962S	March 27, 2018 – March 27, 2033
30	Tennis Racket Frame	TW YMA	the U.S.	Design	USD777859S	January 31, 2017 – January 31, 2032
31	Manufacturing method of parts	TW YMA	Taiwan	Invention	I747668	November 21, 2021 – December 16, 2040
32	Manufacturing method of parts	TW YMA	PRC	Invention	ZL 202011642889.5	October 11, 2022 – October 10, 2042
33	Equipment for the production of carbo fiber prepreg materials	TW YMA	Germany	Invention	102018221759	January 5, 2022 – December 14, 2038
34	Bicycle frame	TW YWA	Taiwan	Design	D224178	March 11, 2023 – March 28, 2037
35	Paddle tennis racket with multi-layer core material	TW YWA	Taiwan	Utility Model	M647738	November 1, 2023 – May 7 2033
36	Paddle tennis racket	TW YWA	Taiwan	Design	D228914	December 1, 2023 – June 7 2038

37	Paddle tennis racket having core rib sheet and manufacturing method thereof	TW YWA	Taiwan	Invention	I845297	June 11, 2024 – May 7, 2043
38	Paddle tennis racket	TW YWA	Taiwan	Utility Model	M659556	August 21, 2024 – March 21, 2034
39	Paddle tennis racket	TW YWA	Taiwan	Utility Model	M659555	August 21, 2024 – March 21, 2034

●	Trademarks: We owned a total of 23 registered trademarks in PRC and Taiwan. Our trademarks include the combination of graphs and names for TW YMA:

●	Domain name: We have 2 registered domain names in the U.S., which are www.ymaunivers.com and www.j-starholding.com.

In addition to the foregoing protections, we generally control access to and use of our proprietary and other confidential information through the use of internal and external controls. For example, for external controls, we enter into non-disclosure agreements or agree to confidentiality clauses with our customers and, for internal controls, we adopt and maintain policies governing the operation and maintenance of our systems and the management of user-generated data, and enter into standard confidentiality and intellectual property agreements with our key employees.

Competition

According to the industry report commissioned by us and prepared by Frost & Sullivan, at present, there is fierce competition in the low-end carbon fiber market with low profit margins. There is still a large profit margin in the mid-end and high-end carbon fiber markets. However, in the future, the demand for carbon fiber products for consumption will continue to grow. With the development of technology, there will be more applications of carbon fiber for new purposes and uses, and the cost of carbon fiber is expected to decrease over time. It is expected that these factors will enable a higher margin for the manufacturers and promote people’s willingness to buy carbon fiber based sports and leisure products. In the future, long-term low-price competition will force low-end carbon fiber products manufacturers to face business transformation. However, manufacturers who develop mid-end and high-end products will maintain their first mover advantages through resource accumulation and research and development capability and maintain a leading position in the industry.

Our ability to remain competitive will largely depend on our business model, the quality of our products and services, the effectiveness of our sales and marketing efforts and our ability to enhance the features and functionality of our products to satisfy our customers’ needs.

We believe that the principal competitive factors in our market are:

●	core competence in providing high-standard customized products according to customers’ specifications;

●	quality of technologies and, as a result, research and development capabilities;

●	ability to innovate and respond rapidly to customer needs;

●	strategic expansion of production capacity and quality management;

●	ability to control costs;

●	sufficient capital support; and

●	brand awareness and reputation of the Company.

Employees

We had 65 full-time employees as of December 31, 2025. As of the date of this Annual Report, our employees are based in Taiwan and PRC. In order to address the development, attraction and retention of personnel, we have made continued and substantial investment in our technical personnel by providing them with training and various types of incentives so as to reward them for their services and contributions.

The following table provides the number of our employees by function, as of December 31, 2025:

Function	Number of Full- Time Employees
R&D	13
Quality control	2
Business development	13
Procurement	3
Management	2
Accounting & finance	8
Human resources, I.T. & Administration	6
Total	47

As required by the laws of the PRC, we participate in various employee social security plans that are organized by municipal and provincial governments for our PRC-based full-time employees, including pension, unemployment insurance, childbirth insurance, work-related injury insurance and medical insurance. We are required under PRC law to make contributions monthly at specified percentages of the salaries, bonuses and certain allowances of our PRC-based full-time employees, up to maximum amounts specified by applicable local governments. For risks relating to our failure to make adequate contributions for social insurance premiums for our employees in accordance with the statutory payment base required by the relevant PRC laws, see “Item 3. Key Information—D. Risk Factors—– Risks Related to Conducting Operations in PRC and Hong Kong – We may be subject to additional contributions under various employee benefits plans and late payments and fines imposed by relevant government authority.”

We have a defined contribution pension plan under Taiwan’s Labor Pension Act covering all Taiwan employees. We contribute 6% of an employee’s monthly wages to the personal pension account of such employee each month with the Bureau of Labor Insurance of Taiwan.

We enter into labor contracts and standard confidentiality with our key employees. Before we disposed our PRC Investments in PRC factories operation, we were involved in 9 legal proceedings in relation to labor disputes in China during the years ended December 31, 2023, all of which have been duly settled, and none during the year ended December 31, 2024 and 2025. None of our employees are represented by labor unions.

Inventory

We generally maintain limited inventory. We order materials for our projects on an as-needed basis. Where our proprietary products are needed, we place orders with our suppliers for raw materials and commence our production upon receipt of orders from our customers.

We held total inventory of $1,030,368, $555,680 and $187,602 as of December 31, 2025, 2024 and 2023, respectively. The level of total inventory in December 31, 2025, 2024 and 2023 remained stable.

Properties

Our headquarters are located in 7/F-1, No.633, Sec. 2, Taiwan Blvd., Xitun District, Taichung City 407, Taiwan (the “Taichung headquarters”), and we maintain an R&D center with material laboratory in Taichung. Previously, we had land use rights to one property of approximately 64,851 square meters (approximately 698,050 square feet) at the development zones for new and high technology industries in Yangzhou, the PRC (the “Yangzhou Property”), which would be used for building a new production plant in Yangzhou. However, due to the previous impact of COVID-19, our management decided to make the best use of capital instead of holding the parcel of land. We disposed the Yangzhou property back to Yangzhou government in September 2023. As a result, we will not be subject to any penalties for failure to fully comply with the previous land use rights contract. We have leased 3 properties with an aggregate of approximately 14,175 square meters (approximately 152,582 square feet) in Taiwan. In March 2026, we acquired a building (land included) in Taichung, Taiwan as our new headquarters.

Details as to all our properties are as follows:

Address	Size	Rent	Expiration
Flat 1 & 2, 7th Floor, No. 633, Section 2, Taiwan Blvd., Xitun District, Taichung City, Taiwan	approximately 696.5 square meters (approximately 7,497.1 square feet)	NTD214,870 per month (approximately $7,692)	August 16, 2026

No. 18, 1 Shude Lane, South District, Taichung City, Taiwan	approximately 696.9 square meters (approximately 7,501.4 square feet)	NTD213,903 per month (approximately $7,664)	December 15, 2026

Car Park Space B4-72, 73, 74, 75 & 76, No. 633, Section 2, Taiwan Blvd., Xitun District, Taichung City, Taiwan	N/A	NTD15,000 per month (approximately $537)	August 16, 2026

Floors 1 to 6, Wuquan West 3rd Street, West District, Taichung City, Taiwan	approximately 332.36 square meters (approximately 3577.49 square feet)	N/A	N/A

Insurance

We maintain commercial fire insurance for our headquarters, R&D center and warehouse in Taiwan and public general liability insurance in Taiwan. We also maintain credit insurance in respect of debts arising in the course of business activity and from the trading of products and performance of services under TW YMA. In addition, we purchase cargo transportation insurance to insure the risks and liabilities in relation to the shipping of our products and raw materials between our warehouse in Taiwan, our outsourced production plant and warehouse in the PRC and delivery points designated by customers. We also maintain commercial general liability insurance with products liability coverage in respect of the bicycle parts products, senior walker products, motorcycle handler and prepreg materials manufactured or distributed by us and exported or sold worldwide. We consider our insurance coverage to be consistent with customary industry standards adopted by other companies in the same industry and of similar size.

Legal Proceedings

We were previously involved in 9 legal proceedings in relation to labor disputes during the years ended December 31, 2023 in China, all of which have been duly settled, and we were not involved in any legal proceedings for the year ended December 31, 2024 and 2025. As of the date of this Annual Report, we are not a party to, nor are we aware of, any legal proceedings, investigations or claims which, in the opinion of our management, are likely to have a material adverse effect on our business, financial condition or results of operations.

Recent Material Development

In February 2026, the Company entered into a sole distribution agreement with PSSB for its exclusive right to sell its patented solid state battery with plan to expanding together into the U.S..

REGULATIONS

Our business operations are primarily in Taiwan and the PRC for the reporting financial periods and up until April 2023, and we are primarily subject to Taiwan and the PRC laws and regulations. This section sets forth a summary of the most significant regulations or requirements that affect our business activities in Taiwan or our shareholders’ rights to receive dividends and other distributions from us.

Regulations in Taiwan

Regulations Relating to Foreign Exchange

Taiwan Foreign Exchange Control Law and regulations provide that all foreign exchange transactions must be executed by banks designated by Taiwan’s Financial Supervisory Commission and the Central Bank of the Republic of China (Taiwan) to engage in such transactions. Current regulations favor trade-related or service-related foreign exchange transactions. Consequently, foreign currency earned from exports of merchandise and services may now be retained and used freely by exporters, and all foreign currency needed for the importation of merchandise and services may be purchased freely from the designated foreign exchange banks.

Apart from trade-related or service-related foreign exchange transactions, Taiwan companies and individual residents reaching the age of 18 may, without foreign exchange approval, remit foreign currency of up to US$100 million (or its equivalent) and US$10 million (or its equivalent) to and from Taiwan (or such other amount as determined by the Central Bank of the Republic of China (Taiwan) from time to time at its discretion in consideration of Taiwan’s economic and financial conditions or the needs to maintain the order of foreign exchange market in Taiwan), respectively, in each calendar year. The above limits apply to remittances involving either a conversion of NTD into a foreign currency or a conversion of foreign currency into NTD. In addition, a requirement is also imposed on all enterprises to register medium- and long-term foreign debt with the Central Bank of the Republic of China (Taiwan).

Subject to specified requirements but without foreign exchange approval of the Central Bank of the Republic of China (Taiwan), foreign persons may remit to and from Taiwan foreign currencies of up to US$100,000 (or its equivalent) per remittance if the required documentation is provided to the authorities in Taiwan. The above limit applies to remittances involving either a conversion of NTD into a foreign currency or a conversion of foreign currency into NTD.

Regulations Relating to Dividend Distributions

Except under limited circumstances, a Taiwanese company will not be permitted to distribute dividends or make other distributions to shareholders in any given year in which it did not record net income or retained earnings (excluding reserves). The Taiwan Company Act requires that 10% of annual net income (less prior years’ losses, if any, and applicable income taxes) be set aside as a legal reserve until the accumulated legal reserve equals the paid-in capital of the company. The company will be permitted to make distributions to its shareholders in cash or in the form of shares from legal reserves if it has no accumulated loss, provided that the distribution payable out of the company’s legal reserve can only come from the amount exceeding 25% of the total paid-in capital.

The articles of incorporation of TW YMA provide that its net profit after tax shall be distributed first for making up accumulated losses, and then setting aside 10% as legal reserve, unless the accumulated legal reserve equals the paid-in capital. The remaining earnings along with the undistributed earnings at the beginning of the period are considered as accumulated distributable earnings. The shareholders’ dividends are appropriated based on the accumulated distributable earnings. The dividend payout ratio is proposed by TW YMA’s board of directors and approved by its shareholder(s) at the shareholders’ meeting.

According to the articles of incorporation of TW YMA, upon the final settlement of accounts, if there is any surplus profit (meaning the net profit before tax before deduction of employees’ remuneration), TW YMA shall set aside at least 10% of the surplus profit as employees’ remuneration, and set aside certain amount as the remuneration of directors and supervisors; provided that if TW YMA has accumulated losses, it shall reserve an amount thereof for making up the losses. Employees’ remuneration may be in the form of cash or shares. Employees (including those of TW YMA’s controlling companies or subsidiaries) entitled to such remuneration or other employee incentive programs shall meet certain requirements, and such requirements shall be determined by the board of directors of TW YMA.

Regulations Relating to Preemptive Rights

Under Taiwan Company Act, when a Taiwan company issues new shares for cash, the company’s employees, whether they are shareholders of the company or not, have rights to subscribe for 10% to 15% of the new issue, and existing shareholders who are listed on the shareholders’ register as of the record date have a preemptive right to acquire the remaining 85% to 90% of the issue; provided that pursuant to the Statute For Investment By Foreign Nationals, such employee preemptive rights may be excluded if 45% or more of the company’s total capital is owned by foreign investors.

Regulations on Taxation

Effective from 2018, Taiwan’s Income Tax Law abolished the imputation system, raised the corporate income tax rate from 17% to 20%, and reduced the rate of surtax imposed on unappropriated earnings from 10% to 5%. Effective from 2020, Taiwan’s Statute for Industrial Innovation extended the tax incentive by 10 years for R&D expenditure. In addition, if a company uses its undistributed earnings to construct or purchase buildings, software or hardware equipment, or technology for use in production or operation, such investment amounts may be deducted from the undistributed earnings in calculation of the current year’s undistributed earnings for assessment of surtax imposed on undistributed earnings from the year 2018.

The alternative minimum tax (“AMT”) imposed under Taiwan’s AMT Act is a supplemental income tax which applies if the amount of regular income tax calculated pursuant to Taiwan’s Income Tax Law and relevant laws and regulations is below the amount of basic tax prescribed under the AMT Act. The taxable income for calculating AMT includes most income that is exempt from income tax under various regulations, such as tax holidays. The prevailing AMT rate for business entities is 12%.

Regulations in the U.S.

Inflation Reduction Act

On August 16, 2022, the Inflation Reduction Act of 2022 (“IRA”) was enacted into law and is effective for taxable years beginning after December 31, 2022, and remains subject to future guidance releases. The IRA includes multiple incentives to promote clean energy, electric vehicles, battery and energy storage manufacture or purchase, including through providing tax credits to consumers. The IRA implements a new 15% corporate minimum tax based on modified U.S. financial statement net income that is effective beginning in 2023. The IRA also modified climate and clean energy corporate tax provisions, including the consumer credit for EV purchases, and beginning in 2023, new tax credits for commercial EV purchases and investments in clean energy production, supply chains and manufacturing facilities became effective. The IRA includes three sets of requirements related to vehicle components and assembly for EV models to qualify for tax credits. The three sets of requirements are as follows: (i) assembly in North America; (ii) critical minerals and battery components; and (iii) entities of concern. With respect to (i), final assembly of electric vehicle models must occur in North America to be eligible, effective immediately after the enactment of the legislation; and with respect to (iii), starting in 2024, vehicles with any battery components manufactured or assembled in an “entity of concern” are not eligible for the tax credit. Beginning in 2025, vehicles with critical minerals extracted, processed, or recycled by entities of concern will not qualify. Entities of concern include China and Russia. With respect to (ii) , the Notice (as defined below) defines the conditions under which clean energy investors and producers can get additional subsidies if their supply chains are “Made in America.”

On May 12, 2023, the Department of the Treasury (“Treasury”) and the Internal Revenue Service (“IRS”) released Notice 2023-38 (the “Notice”) to provide guidance on the domestic content requirements under relevant Internal Revenue Code (“IRC”) sections. The Notice was developed in partnership with the Department of Energy and Department of Transportation to provide initial guidance on rules that taxpayers must satisfy to qualify for domestic content bonus credit amounts prior to the issuance of forthcoming Treasury Regulations. The Notice requires a sophisticated analysis to determine qualification, including compliance with sourcing regulations, and a minimum percentage of domestic content for steel, iron and manufactured products. Renewable energy and battery storage projects that satisfy the domestic content requirements can be eligible for bonus tax credits under the applicable IRC provisions. The domestic content bonus is either 2% or 10% depending on whether the renewable energy project also satisfies certain wage and apprenticeship requirements. The domestic content requirements are also important to the direct pay provision of the relevant IRC section available to certain tax exempt or government entities. The Notice generally requires a taxpayer to certify that any steel, iron or manufactured product that is a component of the renewable energy project upon completion of construction was produced in the United States. Manufactured products are deemed to have been produced in the United States if all of the primary components are manufactured in the United States. Alternatively, if the project contains certain manufactured products that do not meet the requirement, then all of the manufactured products would still be deemed to have been produced in the U.S. if 40–55% of the total combined costs of all manufactured products (depending on the year construction begins) are attributed to components mined, produced or manufactured in the United States.

C. Organizational Structure

See “—A. History and Development of the Company.”

D. Property, Plants and Equipment

See “—B. Business Overview—Properties.”

Item 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This annual report contains forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report. We caution you that our business and financial performance are subject to substantial risks and uncertainties.

Overview

Our Predecessor Group was established in 1970 and we have accumulated over 50 years of know-how in the material composite industry. We currently develop and commercialize the technology on carbon reinforcement and resin systems. With decades of experience and knowledge in composites and materials, we are able to apply our expertise and technology on designing and manufacturing a great variety of lightweight, high-performance carbon composite products, ranging from key structural parts of electric bicycles and sports bicycles, rackets, automobile parts to healthcare products. According to the industry report commissioned by us and prepared by Frost & Sullivan, we are one of the major global leading players in the carbon fiber bicycle parts industry and carbon fiber racket parts industry.

As our business is technology-driven, our vision is to offer cutting edge technology and manufacturing expertise in carbon composites to our customers, and many of our products are directly or indirectly supplied to different renowned international sports brand owners. Our carbon composite products deliver substantial weight savings, endurance and stiffness comparing to those constructed from conventional materials, such as steel and aluminum, and in doing so, our products offer remarkable and valuable efficiency and performance benefits to our customers in various applications. While our technology has potential applications over a broad range of industries, we currently have our main focus on the sporting goods industry and we prioritize the electric bicycle market to commercialize our technology.

We are based in Taiwan with our headquarters, R&D center and material laboratory located in Taichung, Taiwan. The R&D center in Taichung focuses on resin material application, new product development, production process enhancement, structural design of products, testing on product performance and enhancement on strength and stiffness of products. Our business focuses on the research and development to provide wide range of carbon composite products solutions. As of the date of this Annual Report, with respect to manufacturing, we outsourced our manufacturing to a number of factories in the PRC and will gradually expand such outsourced factories to the U.S. and Europe. We primarily generate revenue through three divisions and revenue streams, namely (i) sales of bicycles parts of sports bicycles and electric bicycles; (ii) sales of rackets for use in tennis, badminton, squash and beach tennis; and (iii) sales of other products, which mainly include structural parts of automobile, other sporting goods and healthcare products. Our bicycle parts and rackets are mainly supplied directly or indirectly to branded customers located in Switzerland, France, Italy, the Netherlands, Germany and Japan and they primarily market and distribute their products worldwide. Other customers which rely on our new products, such as healthcare products, are mainly located in Australia, Canada and Japan.

Advanced carbon composite materials offer a number of advantages relative to traditional materials, including light weight, high strength to weight ratio, high stiffness, and improved resistance to heat, corrosion and fatigue. Nonetheless, different products require different degrees and combinations of such properties according to their functions. For instance, automobile parts, such as hoods and seatback, require higher heat resistance, while bicycle frames require greater degree of stiffness. Hence, material application technology plays an important role in refining the production of different types of carbon composite products. Carbon composite materials are formed by combining carbon fibers and resins. The properties of carbon composite materials could vary largely due to different systems of resin and structural arrangement. Differing from our competitors in the industry, instead of using preset formulas of resins with lower degree of flexibility, we have our own R&D center to develop our own resin systems and formulas according to the product requirements. Therefore, we are able to incorporate customized resin systems that can be optimized for specific parameters, such as durability, temperature performance, cure times and viscosity. This not only allows us to present to clients our products with high precision to customers’ specifications from outsourced factories, but also offers us flexibility in developing a greater variety of new products in the future. Apart from our advanced material application technology, our R&D team is also experienced in providing technical recommendations and solutions to and respond to feedback from our customers regarding the structural design of product. Our advanced material application technology and expertise in product design and development complement each other. Thus, we believe that the parallel development of our complex product and process technology has resulted in our competitive advantage which makes it difficult for our competitor to replicate.

Our total revenue for the years ended December 31, 2023, 2024 and 2025 amounted to $23.8 million, $17.6 million and $9.9 million, respectively. Our revenue decreased for the year ended December 31, 2025 due to a change in our business model from OEM to trading. As a result, we recognized net revenue rather than gross revenue, as production was outsourced to manufacturers in the PRC and we were unable to demonstrate to the auditors that the level of risk we assumed remained consistent with prior periods. However, we will improve our accounting support documentation by including more detailed records, such as correspondence and design drawings exchanged between suppliers and customers. Accordingly, we expect to be able to recognize gross revenue for the year ending December 31, 2026. The change was due to our policy to become a Non-Red Supplier and we further outsourced the production in PRC, we also write off all the assets in China to recognize the loss of approximately $18 million. Our sales of bicycle parts accounted for approximately 64.0%, 82.0% and 47.1% of our total revenues for the years ended December 31, 2023, 2024 and 2025, respectively. Our sales from our rackets business segment brought us considerable revenue for the years ended December 31, 2023, 2024 and 2025, which accounted for approximately 29.6%, 9.6% and 1.9%, respectively, of our total revenues. Our sales of other products accounted for approximately 6.4%, 8.4% and 51.0%, respectively, of our total revenues for the years ended December 31, 2023, 2024 and 2025.

While having our main focus on development and sales of key structural parts of bicycles and rackets in the past years, we would not limit ourselves to the existing scope of product. We intend to extend our product spectrum by launching new products, such as sporting goods for new sports such as paddles for racket sports and mast foils for surfing, and further expand our production on relatively new existing products that are emerging in the market, including key structural parts of electric bicycles, automobile and robotic arms, bicycle crank sets and other healthcare products, such as wheelchairs and senior walkers.

For the years ended December 31, 2022 and 2021 and until April 2023, our production plant was located in Dongguan in the PRC with two production lines in place. Though we had disposed our PRC Investments, we entered into OEM/ODM agreements and their respective supplemental agreement with the two entities in April 2023. As such, we will continue to use them as our main suppliers in manufacturing under the ODM and OEM business models for the next five years for our customers due to their geographical proximity to Hong Kong which favors the shipping of products and its strong labor supply in the region. In the future, we intend to outsource more labor intensive production activities to reliable factories in the PRC.

In April 2023, we disposed of 80.5% equity interests in each of our two PRC operating subsidiaries, namely, Dongguan YMA and Dongguan Forwell. Prior to the Disposition, products under the ODM and OEM business models were manufactured by both Dongguan YMA and Dongguan Forwell in our production plant in Dongguan, the PRC. After the Disposition, we have continued to utilize Dongguan YMA and Dongguan Forwell to manufacture products under the ODM and OEM business models for the next five years, as we entered into OEM/ODM agreements and their respective supplemental agreement with the two entities in April 2023. Our management team believes that the foregoing Disposition will not materially impact our ODM and OEM models as we will procure and/or provide the raw materials (carbon fiber yarn from our Japan supplier) utilizing our in-house resin technologies for manufacturing that are required under the ODM and OEM models, and thus, we will continue to control the quality of the raw materials. Under both business models, our sales team or R&D team will oversee product development processes and conduct quality control on the semi-finished products and the finished products, as has been our practice in the past. Simultaneously, we will also build our production bases in the United States and Europe regions to diversify as stated previously. Furthermore, we have partnered with PSSB with the plan to establish a high-density solid-state battery factory in Baytown, Texas, with a capacity of over 350 Wh/kg, scheduled for the fourth quarter of 2026. This plan is being pursued under the Taiwan-US Scientific and Technological Cooperation Agreement. This government-recognized framework provides the bilateral pathway for the requisite “technical cooperation” and “outward investment” approvals from the Taiwan Ministry of Economic Affairs (“MOEA”). To qualify as a Non-Red Supplier, we have written off all assets in China and announced our exit from China in January 2026.

Key Factors that Affect Operating Results

We believe the following key factors may affect our financial condition and results of operations:

●	our ability to increase our bicycle parts sales volume;
●	our ability to increase our rackets sales volume;
●	our ability to increase our other products sales volume;
●	our ability to enhance our operational efficiency; and
●	our ability to research and develop new products.

Results of Operations

Years Ended December 31, 2025, 2024 and 2023

Operating revenues

The following table identifies the disaggregation of our revenue from continuing operations by reportable segments for the years ended December 31, 2025, 2024 and 2023, respectively:

	For the Year Ended December 31,						2025 vs. 2024 Change		2024 vs. 2023 Change
Segment	2025	%	2024	%	2023	%	Amount	%	Amount	%
Bicycle frame	$4,678,501	47.1	$14,400,846	82.0	$15,219,005	64.0	(9,722,345)	(67.5)	(818,159)	(5.4)
Racket	184,663	1.9	1,684,837	9.6	7,042,493	29.6	(1,500,174)	(89.0)	(5,357,656)	(76.1)
Crank	1,515,032	15.3	686,657	3.9	-	-	828,375	120.6	686,657	N/A
Service provision	3,160,000	31.8	-	-	-	-	3,160,000	N/A	-	N/A
Others	388,323	3.9	791,645	4.5	1,516,454	6.4	(403,322)	(50.9)	(724,809)	(47.8)
	$9,926,519	100	$17,563,985	100	$23,777,952	100	(7,637,466)	(43.5)	(6,213,967)	(26.1)

Our operating revenue for the years ended December 31, 2025 and 2024 were $9,926,519 and $17,563,985, respectively, representing a decrease of approximately 43.48% from December 31, 2024 to December 31, 2025. The decrease in revenues was mainly driven by our strategic decision to shift away from low-margin customers to improve overall profitability, as well as the overall market contraction within the global bicycle industry. The revenue from sales of bicycle parts for the year ended December 31, 2025 was $4,678,501, as compared to $14,400,846 for the year ended December 31, 2024. The revenue from sales of rackets for the year ended December 31, 2025 was $184,663, as compared to $1,684,837 for the year ended December 31, 2024. The revenue from sales of rackets decreased by $1,500,174, primarily reflecting a change in our transaction model and sales arrangements, which altered the basis of revenue recognition for this segment. The revenue from sales of crank for the year ended December 31, 2025 was $1,515,032, as compared to $686,657 for the year ended December 31, 2024. The revenue from crank increased by $828,375. The increase in revenues was largely attributable to the addition of new sales channels, which allowed us to reach a broader customer base.

The revenue from service provision for the year ended December 31, 2025 was $3,160,000, as compared to $0 for the year ended December 31, 2024. The revenue from service provision increased by $3,160,000, primarily reflecting a change in our transaction model and sales arrangements, which altered the basis of revenue recognition for this segment. Our revenue decreased for the year ended December 31, 2025 due to a change in our business model from OEM to trading. As a result, we recognized net revenue rather than gross revenue, as production was outsourced to manufacturers in the PRC and we were unable to demonstrate to the auditors that the level of risk we assumed remained consistent with prior periods. However, we will improve our accounting support documentation by including more detailed records, such as correspondence and design drawings exchanged between suppliers and customers. Accordingly, we expect to be able to recognize gross revenue for the year ending December 31, 2026.The change was due to our policy to become a Non-Red Supplier and we further outsourced the production in PRC, we also write off all the assets in China to recognize the loss of approximately $17 million.

Our operating revenue for the years ended December 31, 2024 and 2023 were $17,563,985 and $23,777,952, respectively, representing a decrease of approximately 26.1% from December 31, 2023 to December 31, 2024. The decrease in revenues was mainly driven by the Disposition of Dongguan YMA and Dongguan Forwell in April 2023 as our customers are motivated to reduce pricing for low margin product and accordingly chose to deal with PRC factories directly for and the revenues for PRC operation is not to be consolidated in our group revenues. The impact of such Disposition was reflected as the decrease of sales on bicycle parts and racket. The revenue from sales of bicycle parts for the year ended December 31, 2024 was $14,400,846, as compared to $15,219,005 for the year ended December 31, 2023. The revenue from sales of rackets for the year ended December 31, 2024 was $1,684,837, as compared to $7,042,493 for the year ended December 31, 2023. The revenue from sales of rackets decreased by $5,357,656, which was mainly due to the Disposition of Dongguan YMA and Dongguan Forwell.

Cost of revenue

Cost of revenue consists primarily of cost of goods sold. Our cost of revenue decreased by $7,372,828, or approximately (61.78)%, to $4,560,353 for the year ended December 31, 2025 from $11,933,181 for the year ended December 31, 2024, which was the overall market contraction within the global bicycle industry.

Cost of revenue consists primarily of cost of goods sold. Our cost of revenue decreased by $8,922,661, or approximately 42.78%, to $11,933,181 for the year ended December 31, 2024 from $20,855,842 for the year ended December 31, 2023, which was primarily due to the Disposition of Dongguan YMA and Dongguan Forwell and customers’ preference to deal directly with China factories for low margin products. The raw materials costs are not expected to increase significantly as the price situation appears to be more stable in 2023.

Gross profit

Gross profit for the years ended December 31, 2025 and 2024 were $5,366,166 and $5,630,804, respectively, representing 54.06% and 32.06%, respectively, of operating revenue. Gross profit as a percentage of operating revenue increased for the year ended December 31, 2025 as compared to December 31, 2024. The growth in gross profit margin was primarily attributable to the to the expansion of our service provision, which contributed to a more favorable overall margin profile

Our operating expenses primarily consist of (i) selling expenses; (ii) administrative expenses; (iii) research and development expenses; and (iv) expected credit gains or losses. Our administrative expenses increased by $1,949,530 from $2,608,919 for the year ended December 31, 2024 to $4,558,449 for the year ended December 31, 2025. Such increase was primarily due to the focus on developing new market.

Gross profit for the years ended December 31, 2024 and 2023 were $5,630,804 and $2,922,110, respectively, representing 32.06% and 12.29%, respectively, of operating revenue. Gross profit as a percentage of operating revenue increased for the year ended December 31, 2024 as compared to December 31, 2023 was predominately due to the Disposition of Dongguan YMA and Dongguan Forwell as the Disposition considerations were set in the beginning of 2023 and the Disposition occurred in April 2023.

Operating expenses

Our operating expenses primarily consist of (i) selling expenses; (ii) administrative expenses; (iii) research and development expenses; and (iv) expected credit gains or losses. Our administrative expenses increased by $1,949,530 from $2,608,919 for the year ended December 31, 2024 to $4,558,449 for the year ended December 31, 2025. Such increase was primarily due to the focus on developing new market.

Non-operating income and expenses

Our non-operating income and expenses consist primarily of (i) finance cost and (ii) foreign exchange gains. We incurred non-operating income of $453,968 for the year ended December 31, 2025 while we recorded non-operating loss of $(2,713) for the year ended December 31, 2024. Such increase was largely attributable to large foreign exchange gains, as our functional currency appreciated against other major currencies

Our non-operating income and expenses consist primarily of (i) other income and (ii) disposal of investment gain. We incurred non-operating loss of $(2,713) for the year ended December 31, 2024 while we recorded non-operating income of $1,923,255 for the year ended December 31, 2023. Our other income decreased by $701,778 from the year ended December 31, 2023 to 2024. Such decrease was primarily due to renegotiated professional service fees upon the disposal of the PRC Investments in April 2023 and accordingly recorded as other income. The disposal of investment gain recognized for the amount of $1,122,946 in reflecting the Disposition of Dongguan YMA and Dongguan Forwell.

Income tax credit (expense)

We recorded income tax credit (expense) of$(5,466), $(5,512) and $383,048 for the years ended December 31, 2025, 2024 and 2023, respectively.

The effective tax rate was 0.03% and 0.5% for the years ended December 31, 2025 and 2024, respectively. The decrease in the effective tax rate was primarily attributable to the decline in our pre-tax income, which was largely driven by the recognition of impairment losses during the period.”. We recognized unused tax losses for the year ended December 31, 2024 and 2025.

The effective tax rate was 0.50% and (36.99%) for the years ended December 31, 2024 and 2023, respectively. The decrease in effective tax rate was mainly due to the effects from adjustments based on tax regulation of our HK subsidiaries. We recognized unused tax losses for the year ended December 31, 2023 and 2024.

(Loss) profit after income tax

Our loss after income tax for the year ended December 31, 2025 was $(20,173,616), our profit after income tax for the year ended December 31, 2024 was $1,104,213, while we incur profit after income tax of $1,418,643 for the year ended December 31, 2023. Due to the policy change to qualify as a non-red supplier, we had written off approximately $18 million loss and made the announcement of exit China in January, 2026. This is the preparation and necessary step to facilitate our partnership with PSSB to build a solid state battery plant in using its ITRI developed solvent fee and non-flammable solid state battery technology.

Exchange differences on translation of foreign operations

We recorded an exchange loss of $3,852, $87,452 and $74,641 for the years ended December 31, 2025, 2024 and 2023. The decrease in exchange gain and loss was due to the significant appreciation of USD compared to NTD, which are our main currency exposures.

We do not currently engage in currency hedging activities in order to reduce our currency exposure.

Unrealized gains from financial assets measured at fair value through other comprehensive income

We write off an equity interest of 19.5% in Dongguan YMA and Dongguan Forwell in manufacturing bicycles parts in PRC, which the Group does not have a controlling interest or significant influence. The investment was recorded at fair value. Due to the policy change to qualify as a Non-Red Supplier, we had written off approximately$17 million loss and made the announcement of exit China in January 2026. This is the preparation and necessary step to facilitate our partnership with PSSB to build a solid state battery plant in using its ITRI developed solvent fee and non-flammable solid state battery technology.

Total comprehensive income

As a result of the foregoing, our total comprehensive income for the year ended December 31, 2025, 2024 and 2023 were $(21,967,272), $1,015,303 and $2,177,589, respectively.

Liquidity and Capital Resources

Our primary sources of liquidity consist of existing cash balances, cash flows from our operating activities and availability under our loan arrangements with banks. As of December 31, 2025, we had outstanding short-term loans with aggregate principal amount of $10,990,604 (including the loans from a related party of $8,249,052) and $1,652,258 of long-term loans (including current portion), respectively. The short-term loans had floating interest rates between 0.5% to 10.8%. Long-term bank loans, however, had floating interest rates between 2.22% to 8.08%. As of December 31, 2025, we had cash and cash equivalents of $97,669 and working capital deficit of $(6,968,258).

As of December 31, 2025, we had cash and cash equivalents of $97,669, unused credit terms of $10,332,185 and loss after income tax of $20,173,616 and cash used in operating activities of $3,159,037 for the year ended December 31, 2025.

On June 1, 2022, the Company entered into a contract to acquire a building (land included) in Taichung, Taiwan for its new headquarter. Subsequent to December 31, 2025, the total transaction price was adjusted to NT$120,000,000 ($3,825,311). As of December 31, 2025, the Company had paid a total of NT$20,000,000 ($637,552) and obtained a mortgage of NT$100,000,000 ($3,187,759), the remaining will be paid when the transaction is completed. In March 2026, the transaction was successfully completed. The remaining balance of NT$100,000,000 ($3,187,759) was settled through a mortgage loan obtained by the Company, and the title transfer of the property has been finalized.

If the orders from our customers are cancelled in the near future, it may have negative impact on our liquidity and we may be required to raise additional funds from bank financing or issuance of equity to fund our operations. As of December 31, 2025, and the lines of credit would expire within one year and beyond one year. The breakdown of the unused lines of credit from bank loans as of December 31, 2025 is as follows:

	As of	As of
	December 31, 2025	December 31, 2024
Floating rate:
Expiring within one year	$6,610,518	$1,645,813
Expiring beyond one year	3,721,667	89,053
	$10,332,185	$1,734,866

As of the date of this Annual Report, we reached an agreement with the banks to extend the lines of credit expired in February 2026, through March 2026, April 2026, June 2026 to September 2026

Our management believes that we will be able to continue extending and/or renew the loans in the next twelve months from the issuance date of our consolidated financial statements after negotiating with the banks based on our past experience as well as the commitment from our key management personnel to continue providing guarantees on the loans over the next twelve months.

We had taken certain actions to manage the level of inventories held by us, increase the price of our products as a result of increased raw materials costs and negotiating new credit terms with the customers (for example, we requested our customers to shorten the payment terms to support our operations) to ensure sufficient liquidity and capital resources. Since the Disposition of the PRC Investments, we are only managing our inventory in Taiwan.

To date, we have financed our operations primarily through capital contributions, bank borrowings and from operations. Based on the actions taken by our management, we are able to renew and extend bank loans after negotiating with the banks of those loans falling due within one year and our ability to liquidate inventory building up to meet orders and to collect account receivables related to these orders, our management believes that our cash and cash equivalents are sufficient to fund our operating expenses and meet our obligations for at least the next twelve months from the issuance date of our consolidated financial statements. Accordingly, the financial statements have been prepared on a basis that assumes we will continue as a going concern and which contemplates the realization of assets, the renewal of bank loans and lines of credit and satisfaction of liabilities and commitments in the ordinary course of business.

Cash Flows

Years Ended December 31, 2025, 2024 and 2023

The following table summarizes our cash flows for the periods indicated:

	For the years ended December 31
	2025	2024	2023
	USD	USD	USD
Net cash flows (used in) from operating activities	$(3,159,037)	$(3,057,726)	$7,038,650
Net cash flows (used in) from investing activities	$(3,520,317)	$1,811,062	$(8,571,443)
Net cash flows from (used in) financing activities	$6,585,892	$1,410,473	$(780,437)
Effect of foreign exchange rate changes	$(457,975)	$(74,165)	$(76,416)
Net (decrease) increase in cash	$(551,437)	$89,644	$(2,389,646)
Cash and cash equivalents at beginning of year	$649,106	$559,462	$2,949,108
Cash and cash equivalents at end of year	$97,669	$649,106	$559,462

Operating Activities

Net cash used in operating activities was $(3,159,037) for the year ended December 31, 2025, primarily derived from loss before tax of $20,168,150, adjusted mainly by (a) the provision for allowance for expected credit loss of $19,247,269; and (b) the increase in accounts receivable of $2,632,807.

Net cash used in operating activities was $(3,057,726) for the year ended December 31, 2024, primarily derived from profit before tax of $1,109,725, adjusted mainly by (a) the increase in long-tern receivable-related parties of $5,029,583; and (b) the decrease in accounts receivable of $1,022,077.

Net cash from operating activities was $7,038,650 for the year ended December 31, 2023 adjusted mainly by (a) the decrease in accounts receivable of $1,700,993; (b) the decrease in other payables of $1,713,448; (c) the increase of non-current assets of $1,697,807; and (d) the decrease of other liabilities of $3,700,296.

Investing Activities

For the year ended December 31, 2025, net cash from investing activities was $(3,520,317), mainly for advance to related parties of $3,771,038.

For the year ended December 31, 2024, net cash from investing activities was $1,811,062, mainly for proceeds from the Disposition of Dongguan YMA and Dongguan Forwell of $1,363,127

For the year ended December 31, 2023, net cash used in investing activities was $(8,571,443), mainly for (i) the increase in long-term receivable – related parties of $9,028,904 cash outflow due to reduction in consolidated entities of $2,807,668; (ii) proceeds from the disposals of right-of-use assets of $1,093,203; and (iii) proceeds from the Disposition of Dongguan YMA and Dongguan Forwell of $1,744,168.

Financing Activities

For the year ended December 31, 2025, net cash from financing activities was $6,585,892, which mainly consisted of (i) increase in short-term loans from a related party of $8,249,052 and repayment for short-term bank loans of $5,868,457 and (ii) proceeds from issuance of shares of $4,890,000 and (iii) payment for initial public offering costs of $1,163,807.

For the year ended December 31, 2024, net cash from financing activities was $1,410,473, which mainly consisted of (i) Increase in short-term bank loans of $2,034,824.

For the year ended December 31, 2023, net cash used in financing activities was $780,437, which mainly consisted of an increase of (i) short-term bank loans of $636,035 and (ii) initial public offering cost of $1,143,376.

Off-Balance Sheet Arrangements

We did not have during the periods presented, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on our net revenue, income from continuing operations, profitability, liquidity, or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers:	Age	Position / Title
Jing-Bin Chiang	59	Chief Executive Officer, Chairman of the Board of Director, Director
Abraham Pullolickel Ittycheriah	70	Chief Financial Officer
Ting-Pang Sung	70	Director
Ching-Chou Huang	69	Independent Director
Shen-Huei Wang	70	Independent Director
Ping-Hong Lin	67	Independent Director

Brief biographies of our executive officers and directors are provided below.

Executive Officers

Chief Executive Officer

Jing-Bin Chiang has been appointed as our Director and Chairman of the Board since July 2021 and has been serving as our Chief Executive Officer since March 31, 2026. Prior to that, Mr. Chiang previously served as our as our Chief Executive Officer from May 2016 to October 2025 and as the representative of one of our former corporate directors as Chairman from February 2017 to July 2021. For our subsidiary TW YMA, Mr. Chiang has been serving as the chairman of the board since its incorporation date. Mr. Chiang is responsible for the overall strategic planning, corporate management and business development of our day-to-day operation as well as the overall accounting management. Mr. Chiang has approximately 18 years of experience in the composite material application industry. From November 2003 to August 2009, Mr. Chiang worked as chief financial officer and vice president in finance in LCY Elastomers LP, a thermoplastic rubber manufacturer with factory in Houston. From September 2010 to February 2015, Mr. Chiang worked as vice president in Coretronic Corporation (TWO: 5371), a company which develops, manufactures and markets liquid crystal display (LCD). Mr. Chiang received a bachelor’s degree in business administration from Tunghai University in Taiwan in June 1990 and a master’s degree in Accountancy and Financial Information System from Cleveland State University in the United States in March 1995. Mr. Chiang has been admitted as a certified public accountant of Washington State Board of Accountancy since February 1997. Mr. Chiang has also been admitted as a certified internal auditor of The Institute of Internal Auditors since May 2000 .

Chief Financial Officer

Abraham Pullolickel Ittycheriah has been serving as our Chief Financial Officer since February 2022. Mr. Ittycheriah has over 39 years of professional experience in accounting and auditing. Mr. Ittycheriah has been acting as finance manager in Qatar Fuel Additives Company, a company engaged in production and export of methanol and other chemicals, since June 1998. From February 1986 to May 1998, Mr. Ittycheriah served as supervising senior in Deloitte & Touche. From January 1982 to November 1985, he served as audit executive in P.R. Narayanan Nair & Co, a chartered accounting firm based in India. Mr. Ittycheriah obtained his bachelor’s degree in science from University of Kerala in April 1978. Mr. Ittycheriah has been admitted as a certified public accountant in India in July 1985.

Director

Ting-Pang Sung has been serving as our Director since July 2021. Mr. Sung is responsible for our formulation of business strategies and supervision on daily operation. Mr. Sung holds various management positions in different companies, and among others, he served as the Methanol/Solvent Business Unit Vice President of LCY Chemical Corp., a company engaged in manufacturing various chemical products, including but not limited to TPE and copper foil, from May 2012 to November 2016, and has subsequently been serving as the Performance Plastics Business Unit Senior Vice President since November 2016. He has been serving as the director of LCY Technology Corp. (TW: 4989), a company engaging in the manufacturing of copper foil used in electronic products, such as computer, since June 2020. Mr. Sung has also been serving as a director of Global Rubber Corp., a company engaging in the manufacture and export of conveyor belts, transmission belts and rubber hoses, since December 2019. He served as a chairman of Zhenjiang LCY Warehousing & Storage Co., Ltd., a company providing import or export storage, blending packaging and transportation services from August 2015 to February 2017, and has subsequently been serving as a director since then. From August 2015 to February 2017, Mr. Sung also served as a chairman of Zhenjiang Lee Chang Yung General Chemical Co., Ltd, a company engaging in the manufacture and distribution of chemical products, and has then been serving as a director since February 2017. Mr. Sung received a bachelor’s degree of science from Tamkang University in June 1982 and an executive master of business administration from National Chengchi University in March 2012.

Independent Directors

Ching-Chou Huang has been serving as our independent Director since February 2017 and is the chairman of the compensation committee and nominating and corporate governance committee. Since June 2015, Mr. Huang has been serving as the Chairman of Young Optics, Inc. (TW: 3504), a company which develops, designs and retails optical engineering parts. From November 2008 to November 2013, Mr. Huang served as the director of Chung Tsen Investment Corp., an investment company, and he subsequently served as the chairman from November 2013 to June 2020. From February 2011 to June 2020, he also served as a director of Coretronic Venture Capital Co., Ltd. an investment company. Mr. Huang is a graduate of Chien Hsin University of Science and Technology (formerly known as Chien Hsin Industrial Specialized Private School) in electrical engineering in June 1978 and he also obtained a master’s degree in industrial engineering from National Tsing Hua University in January 2005.

Shen-Huei Wang has been serving as our independent Director since February 2017. Since June 2020, Mr. Wang has been serving as an independent director of Welldone Company (TWO: 6170), a company engaging in foreign workers’ internet fund transfers and shopping services, including pre-paid phone card and wifi machine leasing service at the airport. From October 2001 to May 2016, Mr. Wang worked as general manager in the assets management department of Coretronic Corporation, a company providing innovative display solution. Mr. Wang received a bachelor’s degree in electrical engineering from National Taiwan University in June 1977 and a master’s degree in science from Virginia Polytechnic Institute and State University in December 1981.

Ping-Hong Lin has been serving as our independent Director since July 2021 and is the chairman of the audit committee. Since February 2012, Mr. Lin has been serving as the general manager of Taiwan Copper Foils Co., Ltd., an electrodeposited copper foil manufacturer to supply for the printed circuit board industry. From 2004 to 2009, Mr. Lin served as finance manager in Qatar Fuel Additives Co., Ltd., a company engaged in production and export of methanol and other chemicals. Mr. Lin obtained a master of business administration from the University of Akron in January 1991.

Election of Officers

Our executive officers are appointed by, and serve at the discretion of, our board of directors.

Family Relationships

None of the directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K. Our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

B. Compensation

Compensation of Director and Executive Officers

For the year ended December 31, 2025, 2024 and 2023, we paid an aggregate of approximately $714,426, $735,333 and $708,464, respectively, in cash to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

Equity Incentive Plan

We have not granted any equity awards to our directors or executive officers during the fiscal year ended December 31, 2024 and 2023. On December 11, 2025, J-Star Holding Co., Ltd 2025 Equity Incentive Plan (the “Plan”) became effective. The following sets forth certain information with respect to our share incentive plan. The following description is only a summary of the plan and is qualified in its entirety by reference to the full text of the Plan, which serves as an exhibit to this Form 20-F.

2025 Equity Incentive Plan

On December 11, 2025, we adopted the Plan to attract, retain and provide incentives to key management employees, directors, and consultants of the Company and our affiliates, and to align the interests of such service providers with those of the Company’s shareholders. The maximum aggregate number of Shares which may be issued pursuant to all awards under the Equity Incentive Plan is 3,354,075 Shares.

The Plan provides for the granting of non-qualified share options, incentive share options, restricted share awards, restricted share unit awards, share appreciation rights, performance share awards, performance unit awards, unrestricted share awards, distribution equivalent rights or any combination of the foregoing. Grants may be evidenced by award agreements.

Incentive Compensation

We did not maintain any cash incentive or bonus programs and did not maintain any such programs during the year ended December 31, 2024 and 2023.

C. Board Practices

Pursuant to our amended and restated memorandum and articles of association, we are required to have a minimum of one director and the maximum number of directors shall be unlimited unless otherwise determined by our Company in a general meeting.

Under our amended and restated memorandum and articles of association, a director may be appointed by resolution of shareholders or by the directors. An appointment of a director may be on terms that the director will automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between our Company and the director, if any, but no such term will be implied in the absence of express provision. It is expected that, whether by resolution of shareholders or by the directors, each director will be appointed on the terms that the director will hold office until the expiration of their respective terms of office and until their successors shall have been elected and qualified, unless the director has sooner vacated office.

Board of Directors

Our board of directors consists of five (5) directors.

A director is not required to hold any shares in our Company to qualify to serve as a director. Subject to making appropriate disclosures to the board of directors in accordance with our amended and restated memorandum and articles of association, a director may vote with respect to any contract, proposed contract, or arrangement in which he or she is interested, in voting in respect of any such matter, such director should take into account his or her directors duties. A director may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

Board Committees

We established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We adopted a charter for each of the three committees. A copy of each of our committee charters is not posted on our corporate investor relations website at https://ir.j-starholding.com/

Committee members’ names and functions are provided below.

Audit Committee. Our audit committee consists of Ching-Chou Huang, Shen-Huei Wang and Ping-Hong Lin and is chaired by Ping-Hong Lin. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq Listing Rules and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Ping-Hong Lin qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. The audit committee is responsible for, among other things:

●	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	discussing the annual audited financial statements with management and the independent registered public accounting firm;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

●	annually reviewing and reassessing the adequacy of our audit committee charter;

●	meeting separately and periodically with management and the independent registered public accounting firm;

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

●	reporting regularly to the board.

Compensation Committee. Our compensation committee consists of Ching-Chou Huang, Shen-Huei Wang and Ping-Hong Lin, and is chaired by Ching-Chou Huang. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq Listing Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs or other similar arrangements; and

●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Ching-Chou Huang, Shen-Huei Wang and Ping-Hong Lin and is chaired by Ching-Chou Huang. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq Listing Rules. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience, expertise, diversity and availability of service to us;

●	selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

●	developing and reviewing the corporate governance principles adopted by the board and advising the board with respect to significant developments in the law and practice of corporate governance and our compliance with such laws and practices; and

●	evaluating the performance and effectiveness of the board as a whole.

Code of Business Conduct and Ethics, Insider Trading Policy and Executive Compensation Recovery Policy

We adopted (i) a code of business conduct and ethics; (ii) Insider Trading Policy that applies to our Directors, officers, and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions; and (iii) Executive Compensation Recovery Policy that applies to our officers, and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions, (collectively the “Policies”). We intend to disclose any amendments to the Policies, and any waivers of the Policies for our Directors, executive officers and senior finance executives, on our website to the extent required by applicable U.S. federal securities laws and the corporate governance rules of Nasdaq.

Duties of Directors

Under Cayman Islands law, our board of directors has the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of shares in our company, including the registration of such shares in our share register.

Under Cayman Islands law, directors owe the following fiduciary duties: (i) duty to act in good faith in what the director believes to be in the best interests of the company as a whole; (ii) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (iii) directors should not improperly fetter the exercise of future discretion; (iv) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and (v) duty to exercise independent judgment. In addition to the above, directors also owe a duty to act with skill, care and diligence. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience which that director has. As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the amended and restated memorandum and articles of association or alternatively by shareholder approval at general meetings. It should be noted that not all breaches are capable of ratification or authorisation, particularly those involving fraud or illegality.

Qualification

There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

Terms of Directors and Officers

Under our amended and restated memorandum and articles of association, our board of directors is divided into three classes with only one class of directors being elected in each year and each class (except for those directors appointed prior to our first annual meeting of shareholders) serving a three-year term. The term of office of the first class of directors, consisting of Ching-Chou Huang, will expire at our first annual meeting of shareholders. The term of office of the second class of directors, consisting of Shen-Huei Wang and Ping-Hong Lin, will expire at the second annual meeting of shareholders. The term of office of the third class of directors, consisting of Jing-Bin Chiang and Ting-Pang Sung, will expire at the third annual meeting of shareholders.

Our officers are elected by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. Our board of directors is authorized to appoint persons to the offices set forth in our amended and restated memorandum and articles of association as it deems appropriate.

Interested Transactions

A director may vote, attend a board meeting or sign a document on our behalf with respect to any transaction in which he or she is interested. A director shall forthwith disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A disclosure to all other directors to the effect that a director is a member, director, or officer of another named entity or has a fiduciary relationship with respect to the entity or a named individual and is to be regarded as interested in any transaction which may, after the date of the entry into the transaction or disclosure of the interest, be entered into with that entity or individual, is a sufficient disclosure in relation to that transaction.

Remuneration and Borrowing

The directors may, by resolution of directors, fix the emoluments of directors with respect to services to be rendered in any capacity to the Company. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. Our board of directors may exercise all the powers of the Company to incur indebtedness, liabilities or obligations and to secure indebtedness, liabilities or obligations whether of the Company or of any third party.

Employment Agreements with Named Executive Officers and Directors

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for an initial term of three years. The executive officers are entitled to a fixed salary and other company benefits, each as determined by the Board from time to time. We may terminate an executive officer’s employment under Cayman Law and under other applicable laws and regulations.

Each executive officer has agreed to hold, at all times during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information, or the confidential or proprietary information disclosed to the executive officer by or obtained by the executive officer from us either directly or indirectly in writing, orally or otherwise, if specifically indicated to be confidential or reasonably expected to be confidential.

We have also entered into director agreements with each of our directors which agreements set forth the terms and provisions of their engagement.

Under the employment agreements and director agreements, we have agreed to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

D. Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Ordinary Shares as of the date of this annual report for:

●	each of our directors and executive officers; and

●	each person known to us to own beneficially more than 5% of our Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 20,050,516 Ordinary Shares, consisting of 13,953,333 Class A Ordinary Shares and 6,097,183 Class B Ordinary Shares, outstanding as of April 15, 2025.

Information with respect to beneficial ownership has been furnished by each director, officer, or beneficial owner of 5% or more of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person has voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants, or convertible securities, including Preferred Shares, held by each such person that are exercisable or convertible within 60 days of the date of this annual report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person.

	Ordinary shares beneficially owned
	Class A Number	Class B Number	Percent of Total Voting Power

Directors and Executive Officers:
Jing-Bin Chiang(1)	-	1,209,091	16.14%
Ting-Pang Sung	240,000	-	0.32%
Abraham Pullolickel Ittycheriah	-	-	-
Ching-Chou Huang	240,000	-	0.32%
Shen-Huei Wang	240,000	-	0.32%
Ping-Hong Lin	240,000	-	0.32%

Principal Shareholders:
NEW MOON CORPORATION(2)	-	4,888,092	65.24%
Lee Bo-Wei(3)	900,000	-	1.20%
RADIANT FAITH LIMITED(4)	2,700,000	-	3.60%
STAR CENTURION LIMITED(5)	1,719.835	-	2.30%
Barium Glory Financial Ltd.(6)	1,500,849	-	2.00%

(1)	Jing-Bin Chiang is the sole shareholder of NEW MOON CORPORATION and holds the voting and dispositive power over the Class B Ordinary Shares held by such entity. Jing-Bin Chiang also directly of 1,209,091 Class B Ordinary Shares of J-Star.

(2)	The registered address of NEW MOON CORPORATION, a British Virgin Islands company, is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. 4,888,092 Class B Ordinary Shares directly held by NEW MOON CORPORATION of which Jing-Bin Chiang is the sole shareholder and holds the voting and dispositive power over the Class B Ordinary Shares held by such entity.

(3)	Lee Bo-Wei is the sole shareholder of Barium Glory Financial Ltd., which directly holds 1,500,849 Class A Ordinary Shares of J-Star, and he holds the voting and dispositive power over the Class A Ordinary Shares held by such entity. Lee Bo-Wei is also the sole shareholder of Sendai Investments Company Inc., which directly holds 631,020 Class A Ordinary Shares of J-Star, and he holds the voting and dispositive power over the Class A Ordinary Shares held by such entity. Lee Bo-Wei also directly holds 900,000 Class A Ordinary Shares of J-Star.

(4)	The registered address of RADIANT FAITH LIMITED, a Samoa company, is Offshore Chambers, P.O. Box 217, Apia, Samoa. 2,700,000 Class A Ordinary Shares directly held by RADIANT FAITH LIMITED of which Chiang Yu-Ning is the sole shareholder and holds the voting and dispositive power over the Class A Ordinary Shares held by such entity.

(5)	The registered address of STAR CENTURION LIMITED, a Republic of Seychelles company, is P.O. Box 1239, Offshore Incorporations Centre, Victoria, Maché, Republic of Seychelles. 1,719,835 Class A Ordinary Shares directly held by STAR CENTURION LIMITED of which Yu Li-Hsin is the sole shareholder and holds the voting and dispositive power over the Class A Ordinary Shares held by such entity.

(6)	The registered address of Barium Glory Financial Ltd., a British Virgin Islands company, is Nerine Chambers, P.O. Box 905, Road Town, Tortola, British Virgin Islands. 1,500,849 Class A Ordinary Shares directly held by Barium Glory Financial Ltd. of which Lee Bo-Wei is the sole shareholder and holds the voting and dispositive power over the Class A Ordinary Shares held by such entity.

As of the date of this annual report, approximately 25.65% of our issued and outstanding Class A Ordinary Shares are held in the United States by one record holder (Cede and Company, as nominee for beneficial shareholders).

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements.”

Material Transactions with Related Parties

In addition to the executive officer and director compensation arrangements discussed in “Executive Compensation,” below we describe transactions since incorporation, to which we have been a participant, in which the amount involved in the transaction is material to our Company and in which any of the following is a party: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our Company that gives them significant influence over our Company, and close members of any such individual’s family; (d) key management personnel: that is, those persons having authority and responsibility for planning, directing and controlling the activities of our Company, including directors and senior management of companies and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

During the years ended December 31, 2023, 2024 and 2025 and the period from January 1, 2026 to March 31, 2026, we had the following material related party transactions:

		For the year ended December 31,			March 31,
Related Parties	Nature	2023	2024	2025	2026

New Moon Corporation	Interest expense from a related party loan	-	-	-	-
Jiang Ke Composite Materials (DG) Co., Ltd. (“Jiang Ke”)	Sales of goods to related parties	-	-	-	-
Key management including Chiang, Jing-Bin and Chiang, Yu-Ning	Interest expense from a related party loan	-	-	8,915	1,147
Key management including Chiang, Jing-Bin and Chiang, Yu-Ning	Compensation including salaries and other short-term benefits, post-employment benefits and share-based payment	$708,464	$735,333	$714,426	$185,217
Dongguan YMA	Service revenue: (shown as “deductions of cost of sales”)	$280,231	$529,665	$960,000	$-
Dongguan Forwell	Service revenue: (shown as “deductions of cost of sales”)	$45,139	$-	$-	-
Dongguan YMA	Purchase of goods:	$10,438,247	$11,505,167	$4,757,080	$-
Dongguan Forwell	Purchase of goods:	3,989,255	-	$-	-
Endorsement fee		$471,574	-	$-	$-

As of December 31, 2023, 2024 and 2025 and the period from January 1, 2025 to March 31, 2026, we had the following material related party balances:

	As of December 31,			March 31,
	2023	2024	2025	2026

Receivables from related parties
Jiang Ke	$-	$-	$-	-
YMADG	$6,755,968	$6,068,347	$-	-
FORWELL	$2,272,936	$2,232,376	-	-
Total	$9,028,904	$8,300,723	$-	$-

Other payables to related parties
Ke-Chung Teng (1)	$-	$-	$-	-
Yuan Fu (2)	$-	$-	$-	-
New Moon Corporation	$-	$-	$-	-
YMADG			-	-
FORWELL	-	-	-	-
Total	$-	$-	$-	-

Amounts due to related parties - current
Key management including Chiang, Jing-Bin and Chiang, Yu-Ning	$-	$-	$8,249,052	9,481,404
Total	$-	$-	$8,249,052	9,481,404

Endorsements and guarantees provided by related parties:
Key management including Chiang, Jing-Bin and Chiang, Yu-Ning (3)	$7,945,127	$10,037,519	$4,393,810	$6,978,788
Total	$7,945,127	$10,037,519	$4,393,810	$6,978,788

(1)	As Ke-Chung Teng was appointed as general manager of YMA Composite Materials (DG) Co., Ltd. in October 2021 and resigned in April 2022, and upon disposal of DG YMA on April 1, 2023, we no longer have any business association with Ke-Chung Teng as of December 31, 2023.
(2)	As the key management of Forwell Sports Equipment Co., Ltd. was appointed as chairman of Yuan Fu in October 2021 and resigned in May 2022, and upon disposal of Forewell Sports Equipment Co., Ltd, on April 1, 2023, we presented no processing cost payable to Yuan Fu Sports Equipment Co., Ltd as of December 31, 2023 and 2024.
(3)	All short-term loans and long-term loans were guaranteed by key management personnel. The provision of guarantees by key management as of December 31, 2021, 2022 and 2023 was inclusive of unused credit lines from bank loans. We have obtained the commitments from the key management to provide the guarantees for at least the next 12 months as of the issuance date of these consolidated financial statements. The endorsements and guarantees fee were charged by key management from July 2022 to June 13, 2024 at 5% of total endorsements and guarantees provided amounting to $963,715.

Share Based Payment

a) For the years ended December 31, 2023, 2024 and 2025 and the period from January 1, 2025 to March 31, 2026, the Group’s share-based payment arrangement was as follows:

		Quantity granted	Fair value	Contract	Vesting
Type of arrangement	Grant date	(shares)	per unit	period	conditions
Bonus shares	August 28, 2020	1,000,000	1.02	5 years	5 years’ service

On August 28, 2020, New Moon, a shareholder of the Company, an employee of the Company and the Company signed a tripartite talent award agreement. Under the agreement, the Company provides NTD10,000,000 (US$327,600) to the employee for the purchase of 1,000,000 ordinary shares of the Company owned by New Moon at NTD10 per share. The employee must return the payment to the Company if the acquisition of the shares cannot be completed within thirty days after the payment is made therefor. Also, the employee must return the shares to New Moon if the employee resigns within five years from the date of the agreement; in such event, New Moon must also return the consideration received from the employee to the Company.

The aforementioned bonus shares settled by a shareholder of the Company cannot be transferred during the five year vesting period, but voting rights and dividend rights are not restricted. The employee is required to return the shares to the shareholder but not required to return the dividends received if she resigns during the vesting period.

The Company accounted for the shares contributed by New Moon as a share-based payment arrangement settled by equity. The NTD10,000,000 (US$327,600) contributed by the Company is accounted for as prepaid cash incentive to the employee and is amortized over the contract period which is five years.

b) The expenses incurred on share-based payment transactions for the years ended December 31, 2022, 2023 and 2024 were $131,712, $131,712 and $131,712, respectively.

On December 11, 2025, our board of directors approved the adoption of the 2025 Equity Incentive Plan (the “2025 Plan”), which became effective on the same date. The 2025 Plan provides for the grant of share-based awards, including, but not limited to, share options, share appreciation rights, restricted shares, restricted share units, performance units and performance shares, to employees, directors and consultants of the Company. The aggregate maximum number of Class A ordinary shares that will be issued pursuant to the 2025 Plan is 3,354,075 shares. On January 30, 2026, an aggregate of 2,850,129 share award of Class A ordinary shares were granted to employees, directors and consultants under the 2025 Plan. As of April 30, 2026, 503,946 Class A ordinary shares remained available for future grants under the 2025 Plan. The awards were granted with fair value of US$0.43 per share at grant date. A portion of the awards vested immediately upon grant date, and the remaining awards will be vested over a period of up to three years from the grant date.

C. Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report. See “Item 18. Financial Statements.”

Legal Proceedings

We were previously involved in 9 legal proceedings in relation to labor disputes during the years ended December 31, 2023 in China, all of which have been duly settled, and we were not involved in any legal proceedings for the year ended December 31, 2024 and 2025. As of the date of this Annual Report, we are not a party to, nor are we aware of, any legal proceedings, investigations or claims which, in the opinion of our management, are likely to have a material adverse effect on our business, financial condition or results of operations.

Dividend Policy

J-Star was incorporated in Cayman Islands on May 24, 2016, to be the ultimate parent company of the Group. As a holding company with no material operations of our own, our operations are currently conducted through our subsidiaries in Taiwan, Hong Kong and Samoa with our headquarters in Taiwan. Our outsourced productions in the PRC Investments may also subject us to certain laws and regulations in China. J-Star is permitted under the laws of Cayman Islands to provide funding to our subsidiaries in Taiwan, Hong Kong and Samoa through loans or capital contributions without restrictions on the amount of the funds provided such arrangement is in the best interests of the Company.

Our operating subsidiaries in Hong Kong and Taiwan are permitted under the laws of Hong Kong and Taiwan, respectively, to provide direct or indirect funding to J-Star, the holding company incorporated in the Cayman Islands, through dividend distributions. Our Group currently intends to retain all available funds and future earnings, if any, for the operation and expansion of our business, and we do not anticipate declaring or paying any dividends in the foreseeable future. We also intend to settle amounts owed under our operating structure through bank loans and loans from related parties. We currently do not have any dividend policy, and any future determination as to dividends will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments

Subject to the Companies Act (Revised) of the Cayman Islands and our amended and restated memorandum and articles of association, our board of directors may authorize and declare a dividend to shareholders (including shareholders who are based in the U.S.) from time to time out of the profits from the Company, realized or unrealized, or out of the share premium account, provided that the Company will remain solvent, meaning the Company is able to pay its debts as they come due in the ordinary course of business. There is no further Cayman Islands statutory restriction on the amount of funds which may be distributed by us in the form of dividends.

For the years ended December 31, 2023, 2024 and 2025, we did not pay any dividends to our shareholders. As of the date of this Annual Report, neither we nor any of our subsidiaries have ever paid dividends or made distributions to U.S. investors. Except for the foregoing, no other transfers, dividends or distributions have been made between or among our holding company, our subsidiaries or to our investors. If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our operating subsidiaries in Hong Kong and Taiwan. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us, and under the current laws of Taiwan, dividends (whether in cash or shares) declared by TW YMA out of its retained earnings and distributed to Goal Beyond are subject to Taiwan withholding tax, currently at the rate of 21% on the amount of the distribution (in the case of cash dividends) or on the par value of the shares (in the case of stock dividends).

There are no restrictions or limitations under the laws of Hong Kong imposed on the conversion of HK dollars into foreign currencies and the remittance of currencies out of Hong Kong, nor is there any restriction on any foreign exchange to transfer cash between the Company and its subsidiaries, across borders and to investors outside of PRC, nor is there any restrictions and limitations to distribute earnings from the subsidiaries, to the Company and investors outside of PRC and amounts owed. There are no exchange controls in Cayman Islands.

All cash dividends declared and payable on the shares of TW YMA may be paid by TW YMA to Goal Beyond (as a foreign corporate shareholder) in NTD that, so long as Goal Beyond maintains its status as a foreign investor as approved by the Department of Investment Review, Ministry of Economic Affairs of Taiwan, may be converted into foreign currency and freely transferred out of Taiwan without the necessity of obtaining any additional Taiwan governmental approvals.

Under current Taiwan Foreign Exchange Control Law and regulations, foreign currency earned from exports of merchandise and services may be retained and used freely by exporters, and all foreign currency needed for the importation of merchandise and services may be purchased freely from the designated foreign exchange banks. Apart from trade-related or service-related foreign exchange transactions, Taiwan companies may, without foreign exchange approval, remit to and from Taiwan foreign currency in each calendar year of up to US$50 million (or such other amount as determined by Taiwan’s Central Bank from time to time at its discretion in consideration of Taiwan’s economic and financial conditions or the needs to maintain the order of foreign exchange market in Taiwan). The above limits apply to remittances involving either a conversion of NTD into a foreign currency or a conversion of foreign currency into NTD. For further details, please refer to “Item 4. Information on the Company — B. Business Overview– Regulations – Regulations in Taiwan – Regulations Relating to Foreign Exchange”.

Although we did not rely on our PRC Investments (previously PRC subsidiaries) for dividends or other distributions on equity in the past, we may rely on dividends and other distributions on equity paid by our PRC Investments for our cash and financing requirements in the future, including the funds necessary to pay dividends and other cash distributions to our shareholders or to service any debt we may incur. If any of our PRC Investments incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. To date, there have not been any such dividends or other distributions from our PRC Investments to our subsidiaries located outside of China. In addition, save as disclosed above, as of the date of this Annual Report, none of our subsidiaries have ever issued any dividends or distributions to us or their respective shareholders outside of China. As of the date of this Annual Report, neither we nor any of our subsidiaries have ever paid dividends or made distributions to U.S. investors.

According to the Foreign Investment Law of the People’s Republic of China and its implementing rules, which jointly established the legal framework for the administration of foreign-invested companies, a foreign investor may, in accordance with other applicable laws, freely transfer into or out of China its contributions, profits, capital earnings, income from asset disposal, intellectual property rights royalties acquired, compensation or indemnity legally obtained, and income from liquidation, made or derived within the territory of China in RMB or any foreign currency, and any entity or individual shall not illegally restrict such transfer in terms of the currency, amount and frequency.

Renminbi is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC Investments to use their potential future Renminbi revenues to pay dividends to us. The Chinese government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Shortages in availability of foreign currency may then restrict the ability of our PRC Subsidiaries to remit sufficient foreign currency to our offshore entities for our offshore entities to pay dividends or make other payments or otherwise to satisfy our foreign-currency-denominated obligations. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, without the need of the approval of the State Administration of Foreign Exchange of China (“SAFE”). By contrast, the Renminbi under the “capital account,” which includes foreign direct investment and foreign currency debt, including loans we may secure for our onshore subsidiaries, may be converted into other currencies upon the approval of the SAFE and the conversion is also subject to other restrictions or limitations, e.g., control of a Chinese entity’s foreign debt quota. Currently, our PRC Subsidiaries may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of the SAFE by complying with certain procedural requirements. However, the relevant Chinese governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. The Chinese government may continue to strengthen its capital controls, and additional restrictions and substantial vetting processes may be instituted by SAFE for cross-border transactions falling under both the current account and the capital account. Any existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in Renminbi to fund our business activities outside of China or pay dividends in foreign currencies to holders of our securities. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, SAFE and other relevant Chinese governmental authorities. This could affect our ability to obtain foreign currency through debt or equity financing for our PRC Subsidiaries. In addition, shareholders may potentially be subject to Chinese taxes on dividends paid by us in the event we are deemed a Chinese resident enterprise for Chinese tax purposes.

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. THE OFFER AND LISTING

A. Offer and Listing Details.

Our Class A Ordinary Shares have been listed on the Nasdaq Capital Market since July 2025 under the symbol “YMAT.”

B. Plan of Distribution

Not applicable.

C. Markets

Our Class A Ordinary Shares have been listed on the Nasdaq Capital Market since July 2025 under the symbol “YMAT.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A. Share Capital

The share capital of the Company consists of ordinary shares. Based on our amended and restated memorandum and articles of association, our authorized share capital is US$65,000,000 divided into (i) 30,000,000 class A ordinary shares of US$0.50 par value each and (ii)100,000,000 class B ordinary shares of US$0.50 par value each

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands and upon closing of this offering, our affairs will be governed by our post-offering amended and restated memorandum and articles of association, as amended from time to time and the Companies Act, and the common law of the Cayman Islands.

The share capital of the Company is US$65,000,000 divided into (i) 30,000,000 class A ordinary shares of US$0.50 par value each and (ii)100,000,000 class B ordinary shares of US$0.50 par value each. As of December 31, 2025, 11,103,204 class A ordinary shares and 6,097,183 class B ordinary shares were issued and outstanding. The following are summaries of material provisions of our post-offering amended and restated memorandum and articles of association (which will become effective immediately prior to completion of this offering) and the Companies Act insofar as they relate to the material terms of our ordinary shares.

Ordinary Shares

General. Upon the completion of this offering, our authorized share capital is US$65,000,000 divided into (i) 30,000,000 class A ordinary shares of US$0.50 par value each and (ii)100,000,000 class B ordinary shares of US$0.50 par value each. All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders, whether or not they are non-residents of the Cayman Islands, may freely hold and transfer their ordinary shares in accordance with our post-offering amended and restated memorandum and articles of association.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. Our post-offering amended and restated articles of association provide that our board of directors may declare and pay dividends if justified by our financial position and permitted by law.

Voting Rights. Holders of our ordinary shares vote on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. In respect of matters requiring shareholders’ vote, each ordinary share is entitled to one vote. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless voting by poll is required by Nasdaq rules or demanded by the chairman of the meeting or by shareholder(s) together holding not less than 10% of the total voting rights of all our shareholders having the right to vote at such general meeting. A quorum required for a meeting of shareholders consists of one shareholder who holds at least one-third of our issued voting shares. Shareholders’ meetings may be held annually. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Extraordinary general meetings may be called by our board of directors or upon a requisition of any one or more shareholders holding not less than 10% of the right to vote at a general meeting, in which case on advance notice of at least 7 clear days is required for the convening of our annual general meeting and other general meetings by requisition of our shareholders.

Any ordinary resolution to be made by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast in a meeting.

A special resolution will be required for important matters such as amending our memorandum and articles of association or changing the name of the Company.

There are no limitations on non-residents or foreign shareholders in the post-offering amended and restated memorandum and articles of association to hold or exercise voting rights on the ordinary shares imposed by foreign law or by the charter or other constituent document of our company. However, no person will be entitled to vote at any general meeting or at any separate meeting of the holders of the ordinary shares unless the person is registered as of the record date for such meeting and unless all calls or other sums presently payable by the person in respect of ordinary shares in the Company have been paid.

Winding Up; Liquidation. Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation applicable to any class or classes of shares (1) if we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu among our shareholders in proportion to the amount paid up at the commencement of the winding up on the shares held by them, respectively, and (2) if we are wound up and the assets available for distribution among our shareholders as such are insufficient to repay the whole of the paid-up capital, those assets shall be distributed so that, as nearly as may be, the losses shall be borne by our shareholders in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up on the shares held by them, respectively.

B. Memorandum and Articles of Association

The following is a summary of changes to the material terms of the Company’s Class A Ordinary Shares. This summary is not exhaustive. We incorporate by reference into this annual report the description of our amended and restated memorandum and articles of association, Exhibit 3.1, as amended, filed with the SEC on January 7, 2026.

The share capital of the Company is US$65,000,000 divided into (i) 30,000,000 class A ordinary shares of US$0.50 par value each and (ii)100,000,000 class B ordinary shares of US$0.50 par value each.

The Class A Ordinary Shares and the Class B Ordinary Shares carry equal rights and rank pari passu with one another other, except as outlined below:

(a)	Conversion Rights

(i)	a holder of Class B Ordinary Shares has the conversion right in respect of each Class B Ordinary Share while a holder of Class A Ordinary Shares has no rights to convert Class A Ordinary Shares into Class B Ordinary Shares under any circumstances unless otherwise permitted by the directors of the Company; and

(ii)	each Class B Ordinary Share may be converted at the option of the holder, at any time after issue and without the payment of any additional sum, into one fully paid Class A Ordinary Share on a one for one basis.

(b)	Voting Rights

Holders of Class A Ordinary Shares and Class B Ordinary Shares are entitled to receive notice of, attend, speak, and vote at general meetings of the Company. At all times (except during separate general meetings of the holders of a specific class or series of shares as provided in the amended and restated memorandum and articles of association), Class A Ordinary Shares and Class B Ordinary Shares shall vote together as one class on all matters submitted for shareholder consent. Each Class A Ordinary Share is entitled to one (1) vote on all matters subject to the vote at general meetings of the Company, and each Class B Ordinary Share is entitled to ten (10) votes on all matters subject to the vote at general meetings of the Company.

(c)	Transfer

Upon any sale, transfer, assignment or disposition of Class B Ordinary Shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B Ordinary Shares validly transferred to the new holder will be automatically and immediately converted into an equal number of Class A Ordinary Shares. A sale, transfer, assignment, or disposition becomes effective upon the Company’s registration of such sale, transfer, assignment, or disposition in the Company’s Register of Members. The creation of any pledge, charge, encumbrance, or other third-party right of any description on Class B Ordinary Shares to secure a holder’s contractual or legal obligations is not deemed a sale, transfer, assignment, or disposition unless and until such pledge, charge, encumbrance, or third-party right is enforced and results in the third party holding legal title to the related Class B Ordinary Shares. In such a case, all related Class B Ordinary Shares will automatically convert into the same number of Class A Ordinary Shares upon the Company’s registration of the third party or its designee as the holder of the corresponding Class A Ordinary Shares in the Company’s Register of Members.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D. Exchange Controls

Not applicable.

E. Taxation

Cayman Islands Taxation

The following is a discussion on certain Cayman Islands income tax consequences of an investment in our securities. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

Payments of dividends and capital in respect of our securities are not subject to taxation in the Cayman Islands and no withholding is required on the payment of a dividend or capital to any holder of the securities nor will gains derived from the disposal of the securities be subject to Cayman Islands income or corporation tax.

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands. No stamp duty is payable in respect of the issue of our securities or on an instrument of transfer in respect of our securities.

Taiwan Taxation

The following is a general summary of the principal Taiwan tax consequences of the ownership and disposition of our Class A Ordinary Shares by and to a non-resident individual or non-resident entity holder (referred to herein as a “Non-Taiwan Holder”). As used in the preceding sentence, a “non-resident individual” is a foreign national who owns our Class A Ordinary Shares and is not physically present in Taiwan for 183 days or more during any calendar year, and a “non-resident entity” is a corporation or a non-corporate body that owns our Class A Ordinary Shares and is organized under the laws of a jurisdiction other than Taiwan.

Holders should consult their tax advisors concerning the Taiwan tax consequences of holding our Class A Ordinary Shares and the laws of any relevant taxing jurisdiction to which they are subject.

Capital gains from the sale or disposal of our Class A Ordinary Shares

Sale or disposal of our Class A Ordinary Shares is not regarded as the sale of Taiwan securities; thus, any gains generated therefrom by Non-Taiwan Holders are not subject to Taiwan income tax.

Securities Transaction Tax

Sale of our Class A Ordinary Share by Non-Taiwan Holders is not subject to Taiwan securities transaction tax.

People’s Republic of China Taxation

According to the Enterprise Income Tax Law of the PRC (the “Income Tax Law”) and the Implementation Regulations of Enterprise Income Tax Law of the PRC, the enterprise income tax for both domestic and foreign-invested enterprises are unified at 25%.

According to the Income Tax Law, income such as dividends, rental, interest and royalty from the PRC derived by a non-resident enterprise which has no establishment in the PRC or has establishment but the income has no relationship with such establishment is subject to a 10% withholding tax, which may be reduced if the foreign jurisdiction of incorporation has a tax treaty with the PRC that provides for a different withholding arrangement, unless the relevant income is specifically exempted from tax under the applicable income tax laws, regulations, notices and decisions which relate to foreign invested enterprises and their investors.

According to the Notice of the State Administration of Taxation on Issues Relating to the Administration of the Dividend Provision in Tax Treaties, the corporate recipients of dividends distributed by PRC enterprises must satisfy the direct ownership thresholds at all times during the twelve (12) consecutive months preceding the receipt of the dividends.

Certain United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of our Class A Ordinary Shares. This summary applies only to U.S. Holders that hold our Class A Ordinary Shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This summary is based on U.S. federal tax laws in effect as of the date of this Annual Report, on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this Annual Report, and judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which could apply retroactively and could affect the tax consequences described below. No ruling has been sought from the Internal Revenue Service (“IRS”) with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. Moreover, this summary does not address the U.S. federal estate, gift, backup withholding, and alternative minimum tax considerations, or any state, local, and non-U.S. tax considerations, relating to the ownership and disposition of our Class A Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	financial institutions or financial services entities;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	governments or agencies or instrumentalities thereof;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	persons liable for alternative minimum tax;

●	persons holding stock as part of a straddle, hedging, conversion or other integrated transaction;

●	persons whose functional currency is not the U.S. dollar;

●	passive foreign investment companies;

●	controlled foreign corporations;

●	persons that actually or constructively own 5% or more of the total combined voting power of all classes of our voting stock; or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding Class A Ordinary Sharesthrough such entities.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF U.S. FEDERAL TAXATION TO THEIR PARTICULAR CIRCUMSTANCES, AND THE STATE, LOCAL, NON-U.S., OR OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR CLASS A ORDINARY SHARES.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Class A Ordinary Shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions, or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Class A Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Class A Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in our Class A Ordinary Shares.

Taxation of Dividends and Other Distributions on Our Class A Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any PRC tax withheld) paid on our Class A Ordinary Shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. A non-corporate U.S. Holder will be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Secretary of Treasury determines is satisfactory for purposes of this provision and includes an exchange of information program, or (ii) with respect to any dividend it pays on stock that is readily tradable on an established securities market in the United States, including Nasdaq. It is unclear whether dividends that we pay on our Class A Ordinary Shares will meet the conditions required for the reduced tax rate. However, in the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States-PRC income tax treaty. If we are eligible for such benefits, dividends we pay on our Class A Ordinary Shares, would be eligible for the reduced rates of taxation described in this paragraph. You are urged to consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our Class A Ordinary Shares. Dividends received on our Class A Ordinary Shares will not be eligible for the dividends-received deduction allowed to corporations.

Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our Class A Ordinary Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of Sale or Other Disposition of Class A Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of Class A Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such Class A Ordinary Shares. Any capital gain or loss will be long term if the Class A Ordinary Shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates of taxation. In the event that gain from the disposition of the Class A Ordinary Shares is subject to tax in the PRC, such gain may be treated as PRC-source gain under the United States-PRC income tax treaty. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our Class A Ordinary Shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and cash equivalents are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account as non-passive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Based on our current composition of assets, subsidiaries and market capitalization (which will fluctuate from time to time), we do not expect to be or become a PFIC for U.S. federal income tax purposes. However, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in an offering. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. If we were classified as a PFIC for any year during which a U.S. Holder held our Class A Ordinary Shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our Class A Ordinary Shares even if we cease to be a PFIC in subsequent years, unless certain elections are made.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Class A Ordinary Shares), and (ii) any gain realized on the sale or other disposition of Class A Ordinary Shares. Under these rules,

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Class A Ordinary Shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each prior taxable year, other than a pre-PFIC year, of the U.S. Holder.

If we are treated as a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Shares, or if any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of any lower-tier PFICs for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is “regularly traded” within the meaning of applicable U.S. Treasury regulations. If our Class A Ordinary Shares qualify as being regularly traded, and an election is made, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Class A Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Class A Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Class A Ordinary Shares over the fair market value of such Class A Ordinary Shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Class A Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our Class A Ordinary Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

Furthermore, as an alternative to the foregoing rules, a U.S. Holder that owns stock of a PFIC generally may make a “qualified electing fund” election regarding such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. However, we do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our Class A Ordinary Shares during any taxable year that we are a PFIC, the U.S. Holder must generally file an annual Internal Revenue Service Form 8621 and provide such other information as may be required by the U.S. Treasury Department, whether or not a mark-to-market election is or has been made. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You should consult your tax advisors regarding how the PFIC rules apply to your investment in our Class A Ordinary Shares.

Non-U.S. Holders

Cash dividends paid or deemed paid to a Non-U.S. Holder with respect to the Class A Ordinary Shares generally will not be subject to U.S. federal income tax unless such dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States).

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other taxable disposition of the Class A Ordinary Shares unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of such sale or other disposition and certain other conditions are met (in which case, such gain from U.S. sources generally is subject to U.S. federal income tax at a 30% rate or a lower applicable tax treaty rate).

Cash dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) generally will be subject to regular U.S. federal income tax at the same regular U.S. federal income tax rates as applicable to a comparable U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the Internal Revenue Service relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the Internal Revenue Service), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so.

In addition, dividend payments with respect to our Class A Ordinary Shares and proceeds from the sale, exchange or redemption of our Class A Ordinary Shares may be subject to additional information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION PURPOSES ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR CLASS A ORDINARY SHARES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have previously filed with the SEC our registration statements on Form F-1 (File No. 333-286805), as amended.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing, among other things, the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I. Subsidiary Information

For a list of our subsidiaries, see “Item 4. Information on the Company — A. History and Development of the Company.”

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Disclosures about Market Risks

Market Risks

Our exposure to financial market risks relates primarily to changes in foreign exchange rates and interest rates. We do not have any derivative financial instruments, however, we implemented natural hedging strategy to mitigate Foreign exchange exposure if any.

Foreign Currency Exchange Rate Risks

Our foreign currency exposure gives rise to market risks associated with exchange rate movements against the NT dollar, the HKD and the US dollar. As of December 31, 2025, we did not hold or issue any derivative for trading purposes or to hedge against fluctuations in foreign exchange rates. We mitigated this risk by conducting sales and purchases transactions in the same currency. Doing so helped to reduce, but has not eliminated, the impact of foreign currency exchange rate movements. An average appreciation of the US dollar against all other foreign currencies-NTD of 5% would increase our exchange loss by US$4,538 and increase our exchange loss by US$171,533 respectively, based on our outstanding assets and liabilities denominated in foreign currencies as of December 31, 2025. As of December 31, 2025, we had no outstanding forward exchange or foreign currency option contracts.

See Note 35 of our audited consolidated financial statements for additional information on financial risk management.

Interest Rate Risks

As of December 31, 2025, we had aggregate debts outstanding of US$12,642,862, which was incurred for capital expenditure and general operating expenses. Of our outstanding debts as of December 31, 2025, 100% bore interest at variable rates. The interest rate for the majority of our variable rate debts varies based on a fixed percentage spread over the prime rate established by our lenders. Our variable rate debts had an annual interest rate between 0.50% to 10.80% as of December 31, 2025. Accordingly, we have cash flows and earnings exposure due to market interest rate changes for our variable rate debts. An increase in interest rates of 1% would increase our annual interest charge by US$98,154, based on our outstanding floating rate indebtedness as of December 31, 2025.

As of December 31, 2025, 2024 and 2023, we had no interest rate swap agreements outstanding.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

Part II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

Registration Statement on Form F-1, as amended (File Number 333-286805)

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-286805) for our initial public offering, which was declared effective by the SEC on July 29, 2025. On July 31, 2025, we completed our initial public offering in which we issued and sold an aggregate of 1,250,000 Ordinary Shares, at a price of $4.00 per share for a total gross proceeds of approximately $5 million. On August 7, 2025, the Company issued and sold to the underwriters 187,500 Ordinary Shares at a price of $4.00 per share, pursuant to the full exercise of the over-allotment option, resulting in additional gross proceeds of approximately $750,000. As a result, the Company has raised aggregate gross proceeds of $5,750,000 in the initial public offering, including the exercise of the over-allotment option, prior to deducting underwriting discounts and commissions and offering expenses payable by the Company. Maxim Group LLC was the representative of the underwriters of our initial public offering.

We incurred approximately $3,647,434 in expenses in connection with our initial public offering, which included approximately $1,280,000 in underwriting discounts, approximately $1,100,000 in expenses paid to or for underwriters, and approximately $1,267,434 in other professional expenses. None of the transaction expenses included payments to directors or officers of our Company or their associates, persons owning more than 10% or more of our equity securities, or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities, or our affiliates.

We received net proceeds of approximately $4.89 million after the deduction of approximately $0.86 million of offering costs. As of the date of this annual report, we have partially utilized the net proceeds for (i) leasing a property to establish a production line in the U.S. for the production of electric bicycles; (ii) purchasing equipment of our trial automation production line at our Taiwan laboratory, for the production of key structural parts of electric bicycles; (iii) leasing a property to establish our R&D center in Houston, the U.S., for developing automation and advanced composite material and chemical technologies; (iv) net proceeds for establishing our sales and administration office in Houston, the U.S., to closely work with our office in Taiwan on U.S. market sales and expansion, and for establishing our sales and administration office in the Netherlands to handle sales on our online business platform.

Item 15. CONTROLS AND PROCEDURES

Internal Control Over Financial Reporting

(a)	Disclosure Controls and Procedures.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2025, our disclosure controls and procedures were not effective as our management has identified a material weakness that is related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of the generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements.

(b)	Management’s annual report on internal control over financial reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2025 due to a material weakness identified in our internal control over financial reporting as described above.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

(c)	Attestation report of the registered public accounting firm.

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

(d)	Changes in internal control over financial reporting.

There have been no changes in our internal controls over financial reporting occurred during the fiscal year ended December 31, 2025, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [RESERVED]

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Ping-Hong Lin qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Ping-Hong Lin satisfies the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules as well as the independence requirements of Rule 10A-3 under the Exchange Act.

Item 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of our directors, officers, and employees. Our code of business conduct and ethics is publicly available on our website.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by WWC, P.C., our independent registered public accounting firm for the periods indicated:

WWC, P.C.

	For the Fiscal Years Ended December 31,
	2025	2024	2023
Audit fees(1)	$210,000	$300,000	$228,000
Audit-Related fees	-	-	-
Tax fees	-	-	-
All other fees(2)	50,000	80,000-	60,000-
Total	$250,000	$380,000	$288,000

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our financial statements in connection with our initial public offering in 2023, 2024 and for the annual audit of our financial statements for year ended December 31, 2025.

(2)	All other fees include the aggregate fees billed in each of the fiscal years for products and services provided by our independent registered public accounting firm, other than the services reported under audit fees, audit-related fees, and tax fees.

The audit committee of our board of directors has established its pre-approval policies and procedures, pursuant to which the audit committee approved the foregoing audit, tax, and non-audit services provided by WWC, P.C. in the fiscal years as described above. Consistent with our audit committee’s responsibility for engaging our independent auditors, all audit and permitted non-audit services require pre-approval by the audit committee. The full audit committee approves proposed services and fee estimates for these services. One or more independent directors serving on the audit committee may be delegated by the full audit committee to pre-approve any audit and non-audit services. Any such delegation shall be presented to the full audit committee at its next scheduled meeting. Pursuant to these procedures, the audit committee approved the foregoing audit services provided by WWC, P.C..

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

Item 16G. CORPORATE GOVERNANCE

As a Cayman Islands company listed on Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, the Nasdaq Stock Market listing rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Other than as described in this section, our corporate governance practices do not differ from those followed by domestic companies listed on the Nasdaq Capital Market.

Nasdaq Stock Market listing rule 5640 requires the voting rights of existing shareholders of publicly traded shares of a Nasdaq-listing company registered under section 12 of The Securities Exchange Act of 1934 of the United States cannot be disparately reduced or restricted through any corporate action or issuance, which includes without limitation, the adoption of time-phased voting plans, the adoption of capped voting rights plans, the issuance of super-voting stock, or the issuance of stock with voting rights less than the per share voting rights of the existing common stock through an exchange offer.

Nasdaq Stock Market listing rule 5635 generally provides that shareholder approval is required for U.S. domestic companies listed on the Nasdaq Capital Market prior to issuance (or potential issuance) of securities (i) issuances in connection with the acquisition of the stock or assets of another company if upon issuance the issued shares will equal to 20% or more of the number of shares or voting power outstanding prior to the issuance, or if certain specified persons have a 5% or greater interest in the assets or company to be acquired (Rule 5635(a)); (ii) issuances or potential issuances that will result in a change of control (Rule 5635(b)); (iii) issuances in connection with equity compensation arrangements (Rule 5635(c)); and (iv) 20% or greater issuances in transactions other than public offerings, as defined in the Nasdaq rules (Rule 5635(d)).

Notwithstanding this general requirement, Nasdaq Stock Market listing rule 5615(a)(3)(A) permits foreign private issuers to follow their home country practice rather than these shareholder approval requirements. Cayman Islands does not require shareholder approval prior to any of the foregoing types of issuances. Our board of directors has elected to follow our home country rules as to (i) permit the adoption of a dual class share capital structure comprised of class A ordinary shares of US$0.50 par value each and class B ordinary shares of US$0.50 par value each, where each Class A Ordinary Share has one vote each and each Class B Ordinary Share has ten (10) votes each, and (ii) not obtaining shareholder approval prior to the adoption of the Company’s 2025 Equity Incentive Plan.

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 16J. INSIDER TRADING POLICIES

Our board of directors adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to us.

Item 16K. CYBERSECURITY

Risk Management and Strategy

We identify and assess material risks from cybersecurity threats to our information systems and the information residing in our information systems by monitoring and evaluating our threat environment on an ongoing basis using various methods including, for example, using manual and automated tools, subscribing to reports and services that identify cybersecurity threats, analyzing reports of threats and threat actors, conducting scans of the threat environment, and conducting risk assessments.

We manage material risks from cybersecurity threats to our information systems and the information residing in our information systems through various processes and procedures, including, depending on the environment, risk assessment, incident detection and response, vulnerability management, disaster recovery and business continuity plans, internal controls within our accounting and financial reporting functions, encryption of data, network security controls, access controls, physical security, asset management, systems monitoring, and employee training. We engage third-party service providers to provide some of the resources used in our information systems and some third-party service providers have access to information residing in our information systems. With respect to such third parties, we seek to engage reliable, reputable service providers that maintain cybersecurity programs. Depending on the nature and extent of the services provided, the sensitivity and quantity of information processed, and the identity of the service provider, our processes may include conducting due diligence on the cybersecurity practices of such provider and contractually imposing cybersecurity related obligations on the provider.

We are not aware of any risks from cybersecurity threats, including as a result of any cybersecurity incidents, which have materially affected or are reasonably likely to materially affect our Group, including our business strategy, results of operations, or financial condition. Refer to “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry— Our computer systems and operations may be vulnerable to security breaches, which could materially and adversely affect our business.”

Cybersecurity Governance

Our Board of Directors holds oversight responsibility over our Group’s risk management and strategy, including material risks related to cybersecurity threats. This oversight is executed directly by our board of directors and through its committees. Our audit committee oversees the management of our Group’s major financial risk exposures, the steps management has taken to monitor and control such exposures, and the process by which risk assessment and management is undertaken and handled, which would include cybersecurity risks, in accordance with its charter. The audit committee holds regular meetings and receives periodic reports from management regarding risk management, including major financial risk exposures from cybersecurity threats or incidents.

Within management, the Group’s Chief Financial Officer is primarily responsible for assessing and managing our material risks from cybersecurity threats on a day-to-day basis and keep the senior executive officers informed on a regular basis of the identification, assessment, and management of cybersecurity risks and of any cybersecurity incidents. Such management personnel have prior experience and training in managing information systems and cybersecurity matters and participate in ongoing training programs.

As of the date of this Annual Report, the Company has not encountered cybersecurity incidents that the company believes to have been material to the Company taken as a whole.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of J-Star and its operating entities are included at the end of this annual report.

J-STAR HOLDING CO., LTD.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

J-STAR HOLDING CO., LTD. AND SUBSIDIARIES CONSOLIDATED FINANCIAL STATEMENTS AND REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2025

Report of Independent Registered Public Accounting Firm

To: The Board of Directors and Shareholders of J-star Holding Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of J-star Holding Co., Ltd. and its subsidiaries (collectively the “Group”) as of December 31, 2025 and 2024 and the related consolidated statements of comprehensive (loss) income, changes in equity, and cash flows for each year in the three-year period ended December 31, 2025 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each year in the three-year period ended December 31, 2025, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on our consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financials are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of our internal control over financial reporting. Accordingly, we do not express such an opinion.

Our audit included performing procedures to assess the risk of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosure in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WWC, P.C.

WWC, P.C.

Certified Public Accountants

PCAOB ID NO. 1171

We have served as the Group’s auditor since 2023.

San Mateo, California

April 30, 2025

J-Star Holding Co., Ltd. and its Subsidiaries

Consolidated Balance Sheets

As of December 31, 2025 and 2024

Expressed in United States Dollars

		As of December 31,	As of December 31,
Assets	Notes	2025	2024
Current assets
Cash and cash equivalents	5	$97,669	$649,106
Current financial assets at amortized cost	31	455,133	574,391
Accounts receivable, net	6	3,578,974	1,277,928
Accounts receivable due from related parties, net	30(c)	-	5,029,583
Other receivables	35	2,638	1,952,834
Other receivables due from related parties		-	526,882
Inventories, net	7	1,030,368	555,680
Prepayments	8	309,689	519,817
Deferred IPO Cost		-	1,623,627
Guarantee deposits - Current assets	35	135,012	-
Current assets		5,609,483	12,709,848
Non-current assets
Non-current financial assets at fair value through other comprehensive income	9	-	1,789,804
Long-term receivables from related parties	30(d)	-	8,300,723
Property, plant, and equipment, net	10	463,389	451,742
Right-of-use assets, net	11	81,350	164,140
Intangible assets, net		162,470	2,572
Deferred tax assets, net	26	425,100	433,800
Guarantee deposits	34	7,352	133,390
Other non-current assets	12	408,032	390,363
Non-current assets		1,547,693	11,666,534
Total assets		$7,157,176	$24,376,382
Liabilities and (Deficit) Equity
Current liabilities
Short-term loans	13	$2,741,552	$8,999,751
Short-term loans from a related party	13	8,249,052	-
Long-term loans due within one year	15	624,620	42,478
Contract liabilities	21(b)	60,906	107,786
Accounts payable		180,954	209,567
Other payables	14	941,159	802,840
Current tax liabilities		9,198	16,415
Current lease liabilities		82,078	163,775
Other current liabilities		13,467	28,235
Current liabilities		12,902,986	10,370,847
Non-current liabilities
Long-term loans	15	1,027,638	995,290
Deferred tax liabilities	26	4,187	10,982
Non-current liabilities		1,031,825	1,006,272
Total liabilities		13,934,811	11,377,119
Equity
(Deficit) equity attributable to owners of parent
Ordinary share	18	-	7,881,444
Class A ordinary share	18	5,551,602	-
Class B ordinary share	18	3,048,592	-
Capital surplus	19	9,319,370	7,847,746
Accumulated deficit		(24,346,913)	(3,237,380)
Accumulated other comprehensive (loss) income		(350,286)	507,453
Total (deficit) equity		(6,777,635)	12,999,263
Total liabilities and (deficit) equity		$7,157,176	$24,376,382

The accompanying notes are an integral part of these consolidated financial statements.

J-Star Holding Co., Ltd. and its Subsidiaries

Consolidated Statements of Comprehensive (Loss) Income

For the Years Ended December 31, 2025 and 2024 and 2023

Expressed in United States Dollars

		For the years ended December 31
	Notes	2025	2024	2023
Operating revenue	21	$9,926,519	$17,563,985	$23,777,952
Cost of revenue	7,22	(4,560,353)	(11,933,181)	(20,855,842)
Gross profit from operations		5,366,166	5,630,804	2,922,110
Operating expenses
Selling expenses		(1,303,173)	(1,240,422)	(1,167,991)
Administrative expenses		(4,558,449)	(2,608,919)	(1,822,574)
Research and development expenses		(879,393)	(677,390)	(737,363)
(Provision) reversal for allowance for expected credit loss	34	(19,247,269)	8,365	(81,842)
Operating expenses	22	(25,988,284)	(4,518,366)	(3,809,770)
Net operating (loss) income		(20,622,118)	1,112,438	(887,660)
Non-operating income and expenses
Other (loss) gains, net		(46,114)	207,568	909,346
Finance costs	24	(373,489)	(402,931)	(808,681)
Interest income	25	145,953	264,610	336,375
Disposal of investment gain		-	-	1,122,946
Foreign exchange gains (losses)		727,618	(71,960)	363,269
Non-operating income (expenses), net		453,968	(2,713)	1,923,255
(Loss) profit Before income tax		(20,168,150)	1,109,725	1,035,595
Income tax (expense) credit	26	(5,466)	(5,512)	383,048
(Loss) profit for the year		$(20,173,616)	$1,104,213	$1,418,643
Components of other comprehensive (loss) income
Unrealized gains or losses from financial assets measured at fair value through other comprehensive (loss) income		(1,789,804)	(1,458)	833,587
Exchange differences on translation of foreign operations		(3,852)	(87,452)	(74,641)
Total comprehensive (loss) income		$(21,967,272)	$1,015,303	$2,177,589

Basic and diluted
(Loss) earnings per share	27	$(1.23)	$0.07	$0.09

The accompanying notes are an integral part of these consolidated financial statements.

J-Star Holding Co., Ltd. and its Subsidiaries

Consolidated Statements of Changes in Equity

For the Years Ended December 31, 2025 and 2024 and 2023

Expressed in United States Dollars

	Equity attributable to owners of the parent
		Ordinary	Ordinary share		Capital	Accumulated	Accumulated Other Comprehensive	Total
	Notes	share	Class A	Class B	Surplus	Deficit	Income (Loss)	Equity
Year 2023
Balance at January 1, 2023		$7,881,444	$-	$-	$7,584,322	$(5,760,236)	$198,575	$9,904,105
Reduction in consolidated entities		-	-	-	-	-	(361,158)	(361,158)
Share based payments		-	-	-	131,712	-	-	131,712
Profit for the year		-	-	-	-	1,418,643	-	1,418,643
Unrealized gain on FVOCI financial assets		-	-	-	-	-	833,587	833,587
Financial statements translation differences of foreign operation		-	-	-	-	-	(74,641)	(74,641)
Balance at December 31, 2023		$7,881,444	$-	$-	$7,716,034	$(4,341,593)	$596,363	$11,852,248
Year 2024
Balance at January 1, 2024		$7,881,444	$-	$-	$7,716,034	$(4,341,593)	$596,363	$11,852,248
Share based payments	17	-	-	-	131,712	-	-	131,712
Profit for the period		-	-	-	-	1,104,213	-	1,104,213
Unrealized (loss) on FVOCI financial assets		-	-	-	-	-	(1,458)	(1,458)
Financial statements translation differences of foreign operation		-	-	-	-	-	(87,452)	(87,452)
Balance at December 31, 2024		$7,881,444	$-	$-	$7,847,746	$(3,237,380)	$507,453	$12,999,263
Year 2025
Balance at January 1, 2024		$7,881,444	$-	$-	$7,847,746	$(3,237,380)	$507,453	$12,999,263
Issuance of ordinary shares	18、19		718,750		1,383,816	-	-	2,102,566
Share re-designation	18	(7,881,444)	4,832,852	3,048,592	-	-	-	-
Share based payments	17	-	-	-	87,808	-	-	87,808
Loss for the year		-	-	-	-	(20,173,616)	-	(20,173,616)
Unrealized loss on FVOCI financial assets		-	-	-	-	-	(1,789,804)	(1,789,804)
Transfer of cumulative losses on FVOCI equity instruments to retained earnings due to derecognition		-	-	-	-	(935,917)	935,917	-
Financial statements translation differences of foreign operation		-	-	-	-	-	(3,852)	(3,852)
Balance at December 31, 2025		$-	$5,551,602	$3,048,592	$9,319,370	$(24,346,913)	$(350,286)	$(6,777,635)

The accompanying notes are an integral part of these consolidated financial statements.

J-Star Holding Co., Ltd. and its Subsidiaries

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2025 and 2024 and 2023

Expressed in United States Dollars

		For the years ended December 31
	Notes	2025	2024	2023
Cash flows from operating activities
(Loss) profit before tax		$(20,168,150)	$1,109,725	$1,035,595
Adjustments
Adjustments to reconcile (loss) profit
Depreciation expenses of property, plant, and equipment	10	183,776	135,686	250,228
Depreciation expenses of right-of-use assets	11	184,816	203,138	718,635
Amortization expenses of intangible assets	22	20,898	16,122	17,655
Allowance for expected credit loss	34(b)	19,247,269	(8,365)	81,842
Provision (reversal) for allowance for valuation loss of inventories	7	19,513	11,324	(37,569)
Share-based payment	17	87,808	131,712	131,712
Interest income	25	(145,953)	(264,610)	(336,375)
Interest expense	24	373,489	402,931	808,681
Changes in operating assets and liabilities
Changes in operating assets
Accounts receivable		(2,632,807)	1,022,077	1,700,993
Accounts receivable – related parties		-	(5,029,583)	-
Other receivables		136,032	12,374	266,750
Inventories		(494,201)	(379,402)	363,974
Prepayments		210,128	(266,049)	102,062
Other current asset		-	-	(1,083,570)
Other non-current assets		-	-	1,697,807
Changes in operating liabilities
Contract liabilities		(46,880)	(168,424)	(367,315)
Accounts payable		(28,613)	15,800	193,767
Other payables		137,694	280,537	(1,713,448)
Other current liabilities		(14,768)	(144,383)	3,700,296
Cash flows (used in) from operations		(2,929,949)	(2,919,390)	7,531,720
Interest received		145,953	264,610	336,375
Interest paid		(369,793)	(402,931)	(808,681)
Income tax paid		(5,248)	(15)	(20,764)
Net cash flows (used in) from operating activities		(3,159,037)	(3,057,726)	7,038,650

The accompanying notes are an integral part of these consolidated financial statements.

J-Star Holding Co., Ltd. and its Subsidiaries

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2025 and 2024 and 2023

Expressed in United States Dollars

		For the years ended December 31
	Notes	2025	2024	2023
Cash flows from investing activities
Decrease (increase) in financial assets at amortized cost		119,258	(213,142)	234,394
(Increase) decrease in guarantee deposits		(8,974)	491,940	303,686
Repayment from (advances to) related parties		526,882	201,299	(9,028,904)
Advances to investee under financial assets at fair value through other comprehensive income		(3,771,038)	-	-
Acquisition of property, plant and equipment	28	(205,649)	(25,225)	(93,510)
Acquisition of intangible assets		(180,796)	(6,937)	(16,812)
Proceeds from disposal of land use rights		-	-	1,093,203
Proceeds from disposal of subsidiaries		-	1,363,127	1,744,168
Acquisition of financial assets at fair value through other comprehensive (loss) income		-	-	(2,807,668)
Net cash flows (used in) from investing activities		(3,520,317)	1,811,062	(8,571,443)
Cash flows from financing activities
Proceeds from short-term bank loans		-	2,034,824	636,035
Proceeds from short-term loans from a related party		8,249,052	-	-
Payments on short-term bank loans		(5,868,457)	-	-
Payment on lease liabilities	11	(180,327)	(205,321)	(206,147)
Proceeds from long-term bank loans		1,070,449	482,284	642,467
Payments for long-term bank loans		(411,018)	(421,063)	(709,416)
Proceeds from issuance of shares		4,890,000	-	-
Deferred IPO Cost		(1,163,807)	(480,251)	(1,143,376)
Net cash flows from (used in) financing activities		6,585,892	1,410,473	(780,437)
Effect of foreign exchange rate changes		(457,975)	(74,165)	(76,416)
Net (decrease) increase in cash		(551,437)	89,644	(2,389,646)
Cash and cash equivalents at beginning of year		649,106	559,462	2,949,108
Cash and cash equivalents at end of year		$97,669	$649,106	$559,462

The accompanying notes are an integral part of these consolidated financial statements.

J-Star Holding Co., Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2025 and 2024

1. Corporate and group information

J-Star Holding Co., Ltd. (the “Company”) was incorporated in the Cayman Islands in May 2016. The Company and its subsidiaries (collectively referred herein as the “Group”) are primarily engaged in manufacturing and trading business of bicycles, sports accessories and carbon fiber composite products, as well as the provision of professional consultation services.

Initial Public Offering

On July 31, 2025, the Company announced the closing of its initial public offering (“IPO”) of 1,250,000 ordinary shares, $0.5 par value per ordinary share at an offering price of $4.00 per share for a total of $5,000,000 in gross proceeds and on August 7, 2025, the underwriters exercise their option and the Company further issued 187,500 ordinary shares, US$0.5 par value per ordinary share at an offering price of $4.00 per share for a total of $750,000 in gross proceeds. The Company raised total net proceeds of approximately $4.89 million, which was reflected in the statement of cash flows, after deducting underwriting discounts and commissions and outstanding offering expenses upon the completion of listing. During the process of IPO, the Company incurred an aggregate of approximately $3.6 million for underwriting discounts and commissions and total offering expenses, among which approximately $1.6 million offering expenses were paid as of December 31, 2024 and approximately $2.0 million underwriting discounts and commissions and additional offering expenses were incurred and paid up to the date of closing of IPO. At the date of closing of IPO, the underwriting discounts and commissions and total offering expenses of approximately $3.6 million were offset against the gross offering proceeds of $5.75 million resulted in net amount of approximately $2.1 million which was recognized in additional paid-in capital.

The ordinary share of the Company began trading on the Nasdaq Capital Market afterwards under the ticker symbol “YMAT” from July 31, 2025.

Going Concern

The Company’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. As of December 31, 2025, the Company had a working capital deficit of $7,293,503 and net liabilities of $6,777,635, and the Company incurred cash outflow from operations of $3,159,037 and loss-making of $20,173,616 for the year ended December 31, 2025. Overall, the Company evaluates the adverse factors including the historical adverse financial performance and market expansion activities. Such conditions in the aggregate indicated a substantial doubt regarding the Company’s ability to continue as a going concern.

The Company intends to meet the cash requirements for the next twelve months from the issuance date of consolidated financial statements through the following mitigation plans:

(1)	Cash is expected to be generated from operations for coming one year after the issuance date of the consolidated financial statements.
(2)	Continuing financial support from Ms. Yu-Ning Chiang who further advanced additional loans of approximately $1.4 million subsequent to year end up to March 31, 2026.
(3)	Make use of availability of credit facilities from the banks with an aggregate credit facilities of approximately $1.2 million available for the coming one year and an aggregate credit facilities of approximately $3.7 million available beyond one year to be drawn down from the issuance date of consolidated financial statements.
(4)	The Group makes continuous efforts to improve operating efficiency, standardize operations to reduce discretionary spending, enhance cost controls, and create synergy of allocated resources. However, there is no assurance that the measure can be achieved as planned.

Taking into consideration all these actions mentioned above, management concluded that the substantial doubt on the Company’s ability to continue as a going concern can be alleviated through the effective implementation of the mitigation plans. As a result, the management prepared the consolidated financial statements assuming the Company will continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2. The authorization of the consolidated financial statement

The accompanying consolidated financial statements were authorized for issuance by the Board of Directors on April 30, 2026.

3. Application of new and revised International Financial Reporting Standards (“IFRS”), International Accounting Standards (“IAS”), International Financial Reporting Interpretations Committee (“IFRIC”) Interpretations and Standing Interpretations Committee (“SIC”) Interpretations issued by the International Accounting Standards Board (“IASB”), (collectively, “IFRSs”)

a) Amendments to IFRSs and the new interpretation that are mandatorily effective and relevant to the current year:

New standards, interpretations, and amendments		Effective date issued by IASB
Amendments to IAS 21	Lack of Exchangeability – The Effects of Changes in Foreign Exchange Rates	January 1, 2025
Amendments to IFRS 9	Amendments to the Classification and Measurement of Financial Instruments	January 1, 2026
Amendments to IFRS 7

The Group has adopted the above new standards, interpretations and amendments as of the effective date. Based on the Group’s assessment, the above standards and interpretations have no significant impact on the Group’s financial position and financial performance.

b) New standards, interpretations and amendments in issue but not yet effective:

Not Yet Effective Standards, Interpretations, and Amendments		Effective date issued by IASB
Amendments to IFRS 18	Presentation and Disclosure in Financial Statements	January 1, 2027
Amendments to IFRS 19	Subsidiaries without Public Accountability: Disclosures	January 1, 2027
Amendments to IFRS 10,
Amendments to IAS 28	Sale or contribution of assets between an investor and its associate or joint venture	To be determined by IASB

The Group expects to adopt the above new standards, interpretations and amendments as of the effective date and expects no significant impact on the Group’s consolidated financial statements based on the Group’s assessment.

4. Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the periods presented, unless otherwise stated.

Emerging growth company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.

This may make comparison of the Company’s financial statements with another public company, which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

a)	Statement of compliance

The consolidated financial statements of the Group have been prepared in accordance with IFRSs as issued by the IASB.

b)	Basis of preparation

(a)	Except for the financial assets at fair value through other comprehensive income which has been fully written off during current year, the consolidated financial statements have been prepared under the historical cost convention.

(b)	The preparation of the consolidated financial statements in conformity with IFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies.

(c)	These consolidated financial statements are presented in U.S. dollars (“$”), which is the Company’s functional currency.

c)	Basis of consolidation

(a)	Basis for preparation of consolidated financial statements:

i)	All subsidiaries are included in the Group’s consolidated financial statements. Subsidiaries are all entities controlled by the Group. The Group controls an entity when the Group is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Consolidation of subsidiaries begins from the date the Group obtains control of the subsidiaries and ceases when the Group loses control of the subsidiaries.

ii)	Inter-company transactions, balances and unrealized gains or losses on transactions between companies within the Group are eliminated. Accounting policies of subsidiaries have been adjusted where necessary to ensure consistency with the policies adopted by the Group.

(b)	Subsidiaries included in the consolidated financial statements:

				Percentage of
				Ownership (%)
Name of investor	Name of investee	Main business	Location	December 31, 2025	December 31, 2024
The Company	GOAL BEYOND LIMITED (GOAL BEYOND)	Holding company	Samoa	100	100
The Company	STAR LEADER TRADING LIMITED (STAR LEADER)	Sales of bicycle, racket, and other carbon fiber composite products	Hong Kong	100	100
The Company	Bohong Technology Jiangsu Co., Ltd. (Bohong)	Manufacturing bicycle, racket and other carbon fiber composite products	Jiangsu, People’s Republic of China (“PRC”)	100	100
GOAL BEYOND	YMA CORPORATION (YMA)	Product development, design, manufacturing, sales of carbon fiber composite products and professional consultation services	Republic of China (“ROC”)	100	100
GOAL BEYOND	TIME YIELD LIMITED (TIME YIELD)	Purchasing	Samoa	100	100

The Company	PREMIUM QUEST INTERNATIONAL LIMITED (PREMIUM QUEST)	Holding company	British Virgin Islands	100	100
The Company	STAR LEADER TRADING PRIVATE LIMITED (STAR LEADER SG)	Sales of bicycle, sporting goods, and other carbon composite products	Singapore	100	100
GOAL BEYOND	Dongguan Changrong New Material Technology Co., Ltd	Sales of bicycle, sporting goods, and other carbon composite products	Dongguan, PRC	100	100
PREMIUM QUEST	LITZMO B.V.	Sales of bicycle, sporting goods, and other carbon composite products	Netherlands	100	100

(c)	Subsidiaries not included in the consolidated financial statements: None.

(d)	Adjustments for subsidiaries with different statements of financial position dates: Not applicable.

(e)	Significant restrictions: None.

(f)	Subsidiaries that have non-controlling interests that are material to the Group: None.

d) Foreign currency translation

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in US$, which is the Company’s functional and the Group’s presentation currency.

(a) Foreign currency transactions and balances

i) Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are remeasured. Therefore, foreign exchange differences resulting from the settlement of such transactions are recognized in profit or loss in the period in which they arise.

ii) Monetary assets and liabilities denominated in foreign currencies at the period end are re-translated at the exchange rates prevailing at the balance sheet date. Exchange differences arising upon re-translation at the balance sheet date are recognized in profit or loss.

iii) Non-monetary assets and liabilities denominated in foreign currencies held at fair value through profit or loss are re-translated at the exchange rates prevailing at the balance sheet date; their translation differences are recognized in profit or loss within foreign exchange gains. Non-monetary assets and liabilities denominated in foreign currencies held at fair value through other comprehensive income are re-translated at the exchange rates prevailing at the balance sheet date; their translation differences are recognized in other comprehensive income. However, non-monetary assets and liabilities denominated in foreign currencies that are not measured at fair value are translated using the historical exchange rates at the dates of the initial transactions.

iv) All foreign exchange gains and losses are presented in the consolidated statements of comprehensive (loss) income within ‘Foreign exchange gains’.

(b) Translation of foreign operations

The operating results and financial position of all the group entities, associates that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

i) Assets and liabilities for each balance sheet presented are translated at the closing exchange rate at the date of that balance sheet;

ii) Income and expenses for each statement of comprehensive income are translated at exchange rates of that period; and

iii) All resulting exchange differences are recognized in other comprehensive (loss) income.

e) Classification of current and non-current items

(a) Assets that meet one of the following criteria are classified as current assets; otherwise they are classified as non-current assets:

i) Assets arising from operating activities that are expected to be realized, or are intended to be sold or consumed within the normal operating cycle;

ii) Assets held mainly for trading purposes;

iii) Assets that are expected to be realized within twelve months from the balance sheet date;

iv) Cash and cash equivalents, excluding restricted cash and cash equivalents and those that are to be exchanged or used to settle liabilities more than twelve months after the balance sheet date.

(b) Liabilities that meet one of the following criteria are classified as current liabilities; otherwise they are classified as non-current liabilities:

i) Liabilities that are expected to be settled within the normal operating cycle;

ii) Liabilities arising mainly from trading activities;

iii) Liabilities that are to be settled within twelve months from the balance sheet date;

iv) Liabilities for which the repayment date cannot be extended unconditionally to more than twelve months after the balance sheet date. Terms of a liability that could, at the option of the counterparty, result in its settlement by the issue of equity instruments do not affect its classification.

f) Cash equivalents

Cash equivalents refer to short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value (including time deposits with less than 3 months contract period from date of acquisition). Time deposits that meet the definition above and are held for the purpose of meeting short-term cash commitments in operations are classified as cash equivalents.

g) Financial assets at fair value through other comprehensive income

(a) Financial assets at fair value through other comprehensive income comprise equity securities which are not held for trading, and for which the Group has made an irrevocable election at initial recognition to recognize changes in fair value in other comprehensive (loss) income.

(b) On a regular way purchase or sale basis, financial assets at fair value through other comprehensive (loss) income are recognized and derecognized using trade date accounting

(c) At initial recognition, the Group measures the financial assets at fair value plus transaction costs. The Group subsequently measures the financial assets at fair value, the changes in fair value of equity investments that were recognized in other comprehensive income are reclassified to retained earnings and are not reclassified to profit or loss following the derecognition of the investment. Dividends are recognized as revenue when the right to receive payment is established, future economic benefits associated with the dividend will flow to the Group and the amount of the dividend can be measured reliably.

(d) During the year, certain equity investments designated at fair value through other comprehensive income were written down to nil based on management’s judgment, taking into account the Group’s operating strategy, the absence of potential buyers and lack of observable market evidence, which indicated that the investments were not recoverable and could not be disposed of in the short term.

h) Financial assets at amortized cost

(a) Financial assets at amortized cost are those that meet all of the following criteria:

i) The objective of the Group’s business model is achieved by collecting contractual cash flows.

ii) The assets’ contractual cash flows represent solely payments of principal and interest.

(b) At initial recognition, the Group measures the financial assets at fair value plus transaction costs. Interest income from these financial assets is included in finance income using the effective interest method. A gain or loss is recognized in statements of comprehensive (loss) income when the asset is derecognized or impaired.

(c) The Group’s time deposits which do not fall under cash equivalents are those with a short maturity period and are measured at initial investment amount as the effect of discounting is immaterial.

i) Accounts receivable

(a) Accounts receivable entitle the Group a legal right to receive consideration in exchange for transferred goods or rendered services.

(b) The short-term accounts receivable without bearing interest are subsequently measured at initial invoice amount as the effect of discounting is immaterial.

(c) The short-term accounts receivable that do not bear interest are recognized at the invoice amount, net of expected credit loss, as the effect of discounting is immaterial.

(d) The Group does not have factoring arrangements for its accounts receivable as of the reporting date.

j) Impairment of financial assets

For financial assets at amortized cost, at each reporting date, the Group recognizes the impairment provision for 12 months expected credit losses if there has not been a significant increase in credit risk since initial recognition or recognizes the impairment provision for the lifetime expected credit losses if such credit risk has increased since initial recognition after taking into consideration all reasonable and verifiable information that includes forecasts. On the other hand, for accounts receivable that do not contain a significant financing component, the Group recognizes the impairment provision for lifetime expected credit losses.

k) Derecognition of financial assets

The Group derecognizes a financial asset when one of the following conditions is met:

(a) The contractual rights to receive the cash flows from the financial asset expire.

(b) The contractual rights to receive cash flows of the financial assets have been transferred and the Group has transferred substantially all risks and rewards of ownership of the financial asset.

l) Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted-average method. The cost of finished goods and work in progress comprises raw materials, direct labor, other direct costs and related production overheads (allocated based on normal operating capacity). It excludes borrowing costs. The item by item is approach is used in applying the lower of cost and net realizable value.

Net realizable value is estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The reversal of inventory valuations should not be more than historical cost.

m) Transaction costs to be deducted from equity

Pursuant to IAS 32 paragraph 37, initial public offering (“IPO”) costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of capital surplus. These costs include the registration drafting and counsel, the SEC filing and print related costs. Upon the completion of the IPO in July 2025, the total accumulated deferred IPO costs of $1,623,627 (as of December 31, 2024) plus additional costs incurred in 2025 totaling $2,023,807, were charged against the gross proceeds of the offering as a reduction of capital surplus.

n) Property, plant and equipment

(a) Property, plant and equipment are initially recorded at cost. Borrowing costs incurred during the construction period are capitalized.

(b) Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to profit or loss during the financial period in which they are incurred.

(c) Plant and equipment apply cost model and are depreciated using the straight-line method to allocate their cost over their estimated useful lives. Each part of an item of property, plant, and equipment with a cost that is significant in relation to the total cost of the item must be depreciated separately.

(d) The assets’ residual values, useful lives and depreciation methods are reviewed, and adjusted if appropriate, at each financial year-end. If expectations for the assets’ residual values and useful lives differ from previous estimates or the patterns of consumption of the assets’ future economic benefits embodied in the assets have changed significantly, any change is accounted for as a change in estimate under IAS 8, ‘Accounting Policies, Changes in Accounting Estimates and Errors’, from the date of the change. The estimated useful lives of property, plant and equipment are as follows:

property, plant and equipment	estimated useful lives
Leasehold improvement	2 ~ 5 years
Machinery and equipment	3 ~ 10 years
Molding equipment	2 ~ 5 years
Others	2 ~ 10 years

o) Leasing arrangements (lessee) right of use assets/ lease liabilities

(a) Leases are recognized as a right-of-use asset and a corresponding lease liability at the date at which the leased asset is available for use by the Group. For short-term leases or leases of low-value assets, lease payments are recognized as an expense on a straight-line basis over the lease term.

(b) Lease liabilities include the net present value of the remaining lease payments at the commencement date, discounted using the incremental borrowing interest rate.

Lease payments are fixed payments, less any lease incentives receivable.

The Group subsequently measures the lease liability at amortized cost using the interest method and recognizes interest expense over the lease term. The lease liability is remeasured and the amount of remeasurement is recognized as an adjustment to the right-of-use asset when there are changes in the lease term or lease payments and such changes do not arise from contract modifications.

(c) At the commencement date, the right-of-use asset is stated at the amount of the initial measurement of lease liability. The right-of-use asset is measured subsequently using the cost model and is depreciated from the commencement date to the earlier of the end of the asset’s useful life or the end of the lease term. When the lease liability is remeasured, the amount of remeasurement is recognized as an adjustment to the right-of-use asset.

p) Intangible assets

Computer software

Computer software is stated at cost and amortized on a straight-line basis over its estimated useful life of 3 to 5 years.

q) Impairment of non-financial assets

The Group assesses at each balance sheet date the recoverable amounts of those assets where there is an indication that they are impaired. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell or value in use. When the circumstances or reasons for recognizing impairment loss for an asset in prior years no longer exist or diminish, the impairment loss is reversed. The increased carrying amount due to reversal should not be more than what the depreciated or amortized historical cost would have been if the impairment had not been recognized.

r) Loans

Loans comprise long-term and short-term loans. Loans are recognized initially at fair value, net of transaction costs incurred. Loans are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized as interest expense in profit or loss over the period of the loans using the effective interest method.

s) Accounts payable

(a) Accounts payable are liabilities for purchases of raw materials, goods or services and notes payable are those resulting from operating and non-operating activities.

(b) The accounts payable without bearing interest are subsequently measured at initial invoice amount as the effect of discounting is immaterial.

t) Derecognition of financial liabilities

(a) A financial liability is derecognized when the obligation specified in the contract is either discharged or cancelled or expires.

(b) Where the terms of a financial liability are renegotiated and the Group issues equity instruments to a creditor to extinguish all or part of the liability (debt for equity swap), a gain or loss is recognized in profit or loss, which is measured as the difference between the carrying amount of the financial liability and the fair value of the equity instruments issued.

u) Employee benefits

(a) Short-term employee benefits

Short-term employee benefits are measured at the undiscounted amount of the benefits expected to be paid in respect of service rendered by employees and should be recognized as expenses when the employees render service.

(b) Pensions

Defined contribution plans

For defined contribution plans, the contributions are recognized as pension expenses when they are due on an accrual basis. Prepaid contributions are recognized as an asset to the extent of a cash refund or a reduction in future payments.

(c) Employees’ compensation and directors’ remuneration

Employees’ compensation and directors’ remuneration are recognized as expenses and liabilities, provided that such recognition is required under legal obligation or constructive obligation and those amounts can be reliably estimated. Any difference between the resolved amounts and the subsequently actual distributed amounts is accounted for as changes in estimates. If employee compensation is paid by shares, the Company calculates the number of shares based on the closing price at the previous day of the board meeting resolution.

v) Employee share-based payment

For the equity-settled share-based payment arrangements, the employee services received are measured at the fair value of the equity instruments granted at the grant date, and are recognized as compensation cost over the vesting period, with a corresponding adjustment to equity. The fair value of the equity instruments granted shall reflect the impact of market vesting conditions and non-vesting conditions. Compensation cost is subject to adjustment based on the service conditions that are expected to be satisfied and the estimates of the number of equity instruments that are expected to vest under the non-market vesting conditions at each balance sheet date. Ultimately, the amount of compensation cost recognized is based on the number of equity instruments that eventually vest.

w) Income taxes

(a) The income tax expense for the period comprises current and deferred tax. Income tax is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or items recognized directly in equity, in which cases the income tax is recognized in other comprehensive income or equity.

(b) The current income tax expense is calculated on the basis of the tax laws enacted or substantially enacted at the balance sheet date in the countries where the Group and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in accordance with applicable tax regulations. It establishes provisions where appropriate based on the amounts expected to be paid to the tax authorities. An additional tax is levied on the unappropriated retained earnings and is recorded as income tax expense in the year the profit generated.

(c) Deferred tax is recognized, using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated balance sheet. However, the deferred tax is not accounted for if it arises from initial recognition of goodwill or of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.

(d) Deferred tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. At each balance sheet date, unrecognized and recognized deferred tax assets are reassessed.

(e) Current income tax assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. Deferred tax assets and liabilities are offset on the balance sheet when the entity has the legally enforceable right to offset current tax assets against current tax liabilities and they are levied by the same taxation authority on either the same entity or different entities that intend to settle on a net basis or realize the asset and settle the liability simultaneously.

(f) A deferred tax asset shall be recognized for the carryforward of unused tax credits resulting from acquisitions of equipment or technology, research and development expenditures and equity investments to the extent that it is possible that future taxable profit will be available against which the unused tax credits can be utilized.

(g) If a change in tax rate is enacted or substantively enacted, the Group recognizes the effect of the change immediately in the period in which the change occurs. The effect of the change on items recognized outside profit or loss is recognized in other comprehensive income or equity while the effect of the change on items recognized in profit or loss is recognized in profit or loss.

x) Ordinary share

(a) Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction.

(b) Where the Company repurchases the Company’s equity share capital that has been issued, the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the Company’s equity holders. Where such shares are subsequently reissued, the difference between their book value and any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the Company’s equity holders.

y) Revenue recognition

The Group recognizes revenue in accordance with IFRS 15 Revenue from Contracts with Customers under the five-step model, i.e. (a) Identify the transaction with a customer, (b) Identify the performance obligations, (c) Determine the transaction price, (d) Allocate the transaction price, and (e) Recognize revenue.

Revenue is recognized when control over the product or service is transferred to the customer, at the amount of promised consideration to which the Company is expected to be entitled in exchange for the satisfaction of a specific performance obligation, excluding those amounts collected on behalf of third parties, if any. Revenue excludes value added tax or other sales taxes and is after deduction of any sales rebates and sales return, if any.

Revenue of the Company is derived from (i) sale of products, and (ii) provision of consulting services.

Further details of the Company’s revenue recognition policies are as follows:

(i)	Sale of products

 The Company typically enters into sales agreements with customers through the sales order, which was acknowledged by the Company and customers, which consisted of the rights and obligations of both parties and other critical terms. There are multiple performance obligations since each product or delivery with standalone price represented each performance obligation. No allocation of price is required since each product has its own price as stipulated in the sales order. All consideration is fixed without any variable. No return, refund or cash discount is allowed or granted once the sales order was agreed by the customer. Revenue was recognized at a point in time when the products were collected, delivered or physically accepted by customers based on the shipping terms and actual risks and rewards were transferred. A receivable is recognized when goods are delivered or services are rendered, as the consideration becomes unconditional.

The Company generally grants credit terms of 30 to 90 days to customers. As the period between the transfer of goods or services and the receipt of consideration does not exceed one year, no significant financing component is recognized.

The Company provides warranties on goods sold to customers in order to assure they meet quality standards and are free from breakage. As of December 31, 2025 and 2024, the Company made no extra provision of warranty cost as management deems it immaterial, if any.

Principal versus agent

The Company evaluates whether it is appropriate to record the gross amount of the contract price and related costs or the net amount earned as commissions. The Company’s evaluation is based on whether the Company (i) is primarily responsible for fulfilling the promise to provide the specified good or service to the customer; (ii) is exposed to fulfillment risk and, in certain cases, inventory or working capital risk before transferring to the customer; and (iii) has discretion in establishing the price charged to the customer. If these three questions are positive, the Company will recognize as a gross or otherwise a net basis treating as an agent with considering the actual operations of the Company.

(ii)	Provision of consulting services

The Company enters into agreements with the customers to provide a series of services including product development and design (such as drawing and structural design), supplier sourcing and manufacturer evaluation, technical know-how transfer, production process improvement, business development support, and authorization to use the “QO” trademark. These multiple services are considered as one performance obligation since based on the contract terms and the nature of the arrangement, these services are not separately identifiable within the context of the contract and are highly interrelated. The individual service component does not provide meaningful standalone benefit to the customer on their own; rather, they are provided together as an integrated package to support the customer’s overall business, product development, and production objectives. The price is fixed and is stipulated in the agreements with the customers. No return, refund or cash discount is allowed or granted once the sales order was agreed by the customer. No allocation of consideration is required since there is an overall price as a package charged to the customers on monthly basis. The contract has one year period. The customer simultaneously receives and consumes the benefits of the services as the Company performs under the contract period. The services are provided continuously throughout the service term, and the customer benefits from such services as they are rendered. Hence, the revenue is recognized over the period that the Company provides the services.

z) Operating segments

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The Group’s chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Board of Directors that makes strategic decisions.

aa) Critical accounting judgments, estimates and key sources of assumption uncertainty

(a) Allowance for expected credit losses for receivables

In the process of assessing uncollectible accounts, the Group must use judgements and assumptions to determine the collectability of receivables. The collectability is affected by various factors: customers’ financial conditions, the Company’s internal credit ratings, historical experience, current economic conditions, etc. When sales are not expected to be collected, the Group recognizes a specific allowance for doubtful receivables after the assessment. The assumptions and estimates of allowance for uncollectible accounts are based on concerning future events as that on the balance sheet date. As at December 31, 2025, the management the Company has reassessed the payment ability of customers and found that adoption of a lifetime model would be more appropriate in connection of the loss rate for receivables from customers. Assumptions and estimates may differ from the actual results which may result in a material adjustment.

(b) Evaluation of inventories

As inventories are stated at the lower of cost and net realizable value, the Group must determine the net realizable value of inventories on balance sheet date using judgements and estimates. Due to the net rapid technology innovation, the Group evaluates the amounts of normal inventory consumption, obsolete inventories or inventories without market selling value on balance sheet date, and writes down the cost of inventories to the net realizable value. The evaluation of inventories is principally based on the unit price of the sales order as the basis of the estimate. Therefore, there might be material changes to the evaluation.

5. Cash and cash equivalents

	As of	As of
	December 31, 2025	December 31, 2024
Cash on hand and petty cash	$3,517	$1,980
Checking accounts and demand deposits	94,152	647,126
	$97,669	$649,106

The following table sets forth the breakdown of cash and cash equivalents by original currency as of December 31, 2025 and 2024:

	As of	As of
	December 31, 2025	December 31, 2024
Original currency
NTD	$49,913	$292,335
EUR	1,452	1,394
USD	36,170	344,169
RMB	10,134	11,208
	$97,669	$649,106

Notes:

a) The Group transacts with a variety of financial institutions all with high credit quality to disperse credit risk, so it expects that the probability of counterparty default is remote.

b) No cash and cash equivalents of the Group were pledged.

6. Accounts receivable, net

	As of	As of
	December 31, 2025	December 31, 2024
Accounts receivable	$3,910,735	$1,277,928
Less: Allowance for expected credit loss (Note 34 (b))	(331,761)	-
	$3,578,974	$1,277,928

Notes:

a) The Group’s credit term granted to customers is generally 30 to 90 days or partial receipt in advance. Receivables do not bear interest. The allowance for expected credit loss is determined based on the credit quality of customers.

b) The below aging analysis was based on past due date:

	As of	As of
	December 31, 2025	December 31, 2024
Not past due	$1,764,589	$1,210,294
Up to 30 days	249,410	49,695
31 to 90 days	1,558,011	17,939
91 to 180 days	5,499	-
Over 180 days	1,465	-
Accounts receivable, net	$3,578,974	$1,277,928

Notes:

c) As of December 31, 2025 and 2024, accounts receivable were all derived from contracts with customers.

d) Without taking into account of any collateral held or other credit enhancements, the amount that best reflects the Group’s maximum exposure to credit risk in respect of the accounts receivable is the carrying amount at the end of each reporting year.

e) No accounts receivable of the Group were pledged.

7. Inventories, net

	As of December 31, 2025
	Cost	Allowance for valuation loss	Book value
Merchandise inventory:
Raw materials	$522,432	$(6,747)	$515,685
Work in progress	19,491	(14)	19,477
Finished goods	521,722	(26,516)	495,206
	$1,063,645	$(33,277)	$1,030,368

The cost of inventories recognized for the year:

	Year ended	Year ended	Year ended
	December 31,2025	December 31, 2024	December 31, 2023
Cost of goods sold	$4,540,840	$11,921,857	$20,893,411
provision (reversal) for allowance for valuation loss	19,513	11,324	(37,569)
	$4,560,353	$11,933,181	$20,855,842

Notes:

a) Reversal of allowance for inventory valuation and obsolescence loss was recognized due to disposal of certain inventories which were previously provided with allowance for valuation loss.

b) No inventories of the Group were pledged.

8.Prepayments

	As of	As of
	December 31, 2025	December 31, 2024
Prepayment for purchases	$78,070	$138,334
Prepaid sales tax	152,890	88,546
Prepaid cash incentive	-	46,006
Other prepayments	78,729	246,931
	$309,689	$519,817

9. Non-current financial assets at fair value through other comprehensive income

	As of	As of
	December 31, 2025	December 31, 2024
YMA DG	$-	$985,259
Forwell	-	804,545
Cycle Services Loire	-	-
	$-	$1,789,804

Note:

a) The Company holds 19.5% of the equity interest in YMA DG and Forwell, both of which are manufacturers of bicycles parts in the PRC, and in which the Company does not have a controlling interest or significant influence. The investment is recorded at fair value through other comprehensive income. During the current year, management decided and switched to a new operating strategy and expected that the investments in both YMA DG and Forwell are no longer recoverable, the Company has written off these investments to consolidated statements of comprehensive (loss) income during the year ended December 31, 2025.

10. Property, plant and equipment, net

	2025
	Machinery and equipment	Leasehold improvement	Molding equipment	Others	Total
At January 1
Cost	$1,079,282	$256,803	$39,666	$99,193	$1,474,944
Accumulated depreciation	(659,517)	(238,473)	(30,045)	(95,167)	(1,023,202)
	$419,765	$18,330	$9,621	$4,026	$451,742

January 1	$419,765	$18,330	$9,621	$4,026	$451,742
Additions	150,990	-	29,582	8,033	188,605
Depreciation expenses	(151,458)	(15,248)	(15,922)	(1,148)	(183,776)
Disposals - cost	(28,403)	-	(19,114)	-	(47,517)
Disposals – accumulated depreciation	28,403	-	19,114	-	47,517
Exchange adjustment	5,367	834	442	175	6,818
December 31	$424,664	$3,916	$23,723	$11,086	$463,389

At December 31
Cost	$1,258,382	$268,427	$51,929	$111,714	$1,690,452
Accumulated depreciation	(833,718)	(264,511)	(28,206)	(100,628)	(1,227,063)
	$424,664	$3,916	$23,723	$11,086	$463,389

	2024
	Machinery and equipment	Leasehold improvement	Molding equipment	Others	Total
At January 1
Cost	$1,089,957	$270,497	$26,971	$104,485	$1,491,910
Accumulated depreciation	(588,477)	(228,654)	(26,971)	(97,214)	(941,316)
	$501,480	$41,843	$-	$7,271	$550,594

January 1	$501,480	$41,843	$-	$7,271	$550,594
Additions	30,115	-	14,109	-	44,224
Depreciation expenses	(106,875)	(21,470)	(4,454)	(2,887)	(135,686)
Exchange adjustment	(4,955)	(2,043)	(34)	(358)	(7,390)
December 31	$419,765	$18,330	$9,621	$4,026	$451,742

At December 31
Cost	$1,079,282	$256,803	$39,666	$99,193	$1,474,944
Accumulated depreciation	(659,517)	(238,473)	(30,045)	(95,167)	(1,023,202)
	$419,765	$18,330	$9,621	$4,026	$451,742

11. Leasing arrangements—lessee

a) The Group leases various assets including land and buildings. Rental contracts are typically made for periods of two to three years. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose covenants, but leased assets may not be used as security for borrowing purposes.

b) The carrying amount of right-of-use assets are as follows:

	As of	As of
	December 31, 2025	December 31, 2024
Right-of-use assets - Buildings	$81,350	$164,140

c) The depreciation amount of right-of-use assets are as follows:

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Depreciation expenses-right-of-use - Land	$-	$-	$25,166
Depreciation expenses-right-of-use -Buildings	184,816	203,138	693,469
	$184,816	$203,138	$718,635

d) The information on profit and loss accounts relating to lease contracts is as follows:

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Items affecting profit or loss
Interest expense on lease liabilities (Note 24)	$3,696	$1,150	$17,474

e) For the years ended December 31, 2025, 2024 and 2023 the Group’s total cash outflow for leases were $180,327, $205,321 and $206,147, respectively.

12. Other non-current assets

	As of December 31, 2025	As of December 31, 2024
Prepayment for acquisition of property, plant and equipment	$408,032	$390,363

13. Short-term loans

Type of loans	As of December 31, 2025	Interest rate range (Floating rate)	Collateral
Bank loans- secured	$2,125,367	2.22%-5.19%	Restricted demand deposit Restricted time deposit Guarantee / Third-party Collateral
Other loans- unsecured	$616,185	10.80%	Guarantee deposit
Other loans from a related party	$8,249,052	0.50%	none
	$10,990,604

Type of loans	As of December 31, 2024	Interest rate range (Floating rate)	Collateral
Bank loans- secured	$8,096,627	2.22% - 5.86%	Restricted demand deposit Restricted time deposit
Other loans- unsecured	903,124	9.46% - 15.27%	Guarantee deposit
	$8,999,751

Notes:

a) All bank loans were guaranteed by key management.

b) all short-term loans have maturity date less than one year from balance sheet date or classified as short term.

c) As of December 31, 2025, most of the short-term loans that have expired have been renewed. As of April 30, 2026, $1,424,060 of our short-term bank loans reached maturity and were subsequently extended under newly secured credit lines with the respective financial institutions

d) Financial assets at amortized cost are pledged as collateral.

e) As of December 31, 2025, the Company had an outstanding loan from Ms. Yu-Ning Chiang, an immediate family member of the Chairman of the Board, Mr. Jing-Bin Chiang, amounting to $8,249,052. The loan is unsecured, bears a fixed interest rate of 0.5% per annum, and have a contract term of one year. However, on April 30, 2026, a financial support letter was signed by Ms. Yu-Ning Chiang that there will be no demand from repayment for at least one year from the date of the letter until the Company has cash surplus.

14. Other Payables

	As of	As of
	December 31, 2025	December 31, 2024
Salaries and bonuses payable	$241,713	$198,171
Professional service fees payable	202,295	303,828
Payment payable on equipment	12,282	11,657
Other expense payable*	484,869	289,184
	$941,159	$802,840

*	Other expenses payable include commission fees, listing fees, and other miscellaneous items.

15. Long-term loans

Type of loans	Period and payment term	Effective interest rate	Collateral	As of December 31, 2025
Bank loans - secured	Borrowing period is from September 01, 2023 to September 01, 2027; interest is repayable monthly; principal is repayable monthly	2.22%	Restricted deposit	371,906
Bank loans - secured	Borrowing period is from September 06, 2024 to September 06, 2029; interest is repayable monthly; principal is repayable monthly	3.00%	Restricted deposit	365,253
Bank loans - secured	Borrowing period is from January 22, 2025 to January 22, 2028; interest is repayable monthly; principal is repayable monthly	2.46%	Restricted deposit	332,058
Bank loans - secured	Borrowing period is from March 31, 2025 to March 31, 2030; interest is repayable monthly; principal is repayable monthly after a 12-month grace period	2.22%	Restricted deposit	468,919
Other loans - unsecured	Borrowing period is from January 9, 2025 to July 10, 2026; interest is repayable monthly; principal is repayable monthly	8.08%	Guaranteed by the Chairman of the Board, Mr. Jing-Bin Chiang	114,122
				$1,652,258
Less: Current portion				(624,620)
				$1,027,638

Type of loans	Period and payment term	Effective interest rate	Collateral	As of December 31, 2024

Bank loans - secured	Borrowing period is from March 16, 2022 to September 16, 2025; interest is repayable monthly; principal is repayable monthly	3.53%	Restricted deposit	42,478
Bank loans - secured	Borrowing period is from September 01, 2023 to September 01, 2027; interest is repayable monthly; principal is repayable monthly	2.22%	Restricted deposit	559,115
Bank loans - unsecured	Borrowing period is from September 09, 2024 to August 06, 2029; interest is repayable monthly; principal is repayable monthly	3.00%	None	436,175
				$1,037,768
Less: Current portion				(42,478)
				$995,290

Notes:

(1)	Current portions refer to long-term loans due within oner year and all long-term loans were guaranteed by the Chairman of the Board, Mr. Jing-Bin Chiang.

(2)	For the maturity of loans, please refer to Note 34.

16. Pensions

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Pensions cost	$75,398	$76,680	$71,180

Notes:

a) The Company’s subsidiaries in Taiwan have established a defined contribution pension plan (the “New Plan”) under the Labor Pension Act (the “Act”), covering all regular employees with ROC nationality. Under the New Plan, the Company’s Taiwan subsidiaries contribute monthly an amount based on 6% of the employees’ monthly salaries and wages to the employees’ individual pension accounts at the Bureau of Labor Insurance.

b) The subsidiaries in mainland China have defined contribution pension plans (the “PRC Plan”) and contribute monthly an amount equal to 13% of employees’ monthly salaries and wages to an independent fund administered by a government agency. The PRC Plan is administered by the government of mainland China.

c) Other than the monthly contributions, the Group does not have further pension liabilities under the New Plan and PRC Plan.

17. Share-based payment

a) The Group’s share-based payment arrangements was as follows:

Type of arrangement	Grant date	Quantity granted (shares)	Fair value per unit		Contract period	Vesting conditions
Bonus shares	August 28,2020	720,000	US$	1.02	5 years	5 years’ service

b) For the years ended December 31, 2025, 2024 and 2023 the share-based payment transactions were as follows:

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Share-based payment	$87,808	$131,712	$131,712

c) On August 28, 2020, New Moon Corporation (New Moon), a shareholder of the Company, an employee of the Company and the Company signed a tripartite talent award agreement. Under the agreement, the Company provides $327,600 (NT$10,000,000) to the employee for the purchase of 1,000,000 shares of the Company owned by New Moon at NT$10 per share. The shares would be cliff vested after 5 years. The employee should return the payment to the Company if the acquisition of the shares could not be completed in thirty days after the payment. Also, the employee should return the shares to New Moon if the employee resigned within five years from the date of the agreement. New Moon should also return the consideration received from the employee to the Company.

d) The aforementioned bonus shares settled by a shareholder of the Company cannot be transferred during the vesting period, but voting right and dividend right are not restricted. The employee is required to return the shares to the shareholder but not required to return the dividends received if she resigns during the vesting period.

e) The Company accounted for the shares contributed by New Moon as share-based payment arrangement settled by equity. The $327,600 (NT$10,000,000) contributed by the Company is accounted for as prepaid cash incentive to the employee and is amortized over the contract period which is five years.

f) The share-based awards granted in 2020 were fully vested in August 2025.

g) On December 11, 2025, our board of directors approved the adoption of the 2025 Equity Incentive Plan (the “2025 Plan”), which became effective on the same date. The 2025 Plan provides for the grant of share-based awards, including, but not limited to, share options, share appreciation rights, restricted shares, restricted share units, performance units and performance shares, to employees, directors and consultants of the Company. The aggregate maximum number of Class A ordinary shares that will be issued pursuant to the 2025 Plan is 3,354,075 shares. On January 30, 2026, an aggregate of 2,850,129 share award of Class A ordinary shares were granted to employees, directors and consultants under the 2025 Plan. As of April 30, 2026, 503,946 Class A ordinary shares remained available for future grants under the 2025 Plan. The awards were granted with fair value of US$0.43 per share at grant date. A portion of the awards vested immediately upon grant date, and the remaining awards will be vested over a period of up to three years from the grant date.

18. Ordinary shares

a) The following table sets forth the changes in the number of our ordinary shares outstanding as of December 31, 2025 and 2024

	2025				2024
	Ordinary Share	Class A Ordinary Share	Class B Ordinary Share	TOTAL	Ordinary Share
January 1	15,762,887	-	-	15,762,887	15,762,887
Issuance of ordinary shares	-	1,437,500	-	1,437,500	-
Share re-designation	(15,762,887)	9,665,704	6,097,183	-	-
December 31	-	11,103,204	6,097,183	17,200,387	15,762,887

b) The following table summarizes the movement in the carrying amount of our ordinary shares, as of December 31, 2025 and 2024:

	2025				2024
	Ordinary Share	Class A Ordinary Shares	Class B Ordinary Shares	TOTAL	Ordinary Share
January 1	$7,881,444	$-	$-	$7,881,444	$7,881,444
Issuance of ordinary shares		718,750	-	718,750	-
Share re-designation	(7,881,444)	4,832,852	3,048,592	-	-
December 31	$-	$5,551,602	$3,048,592	$8,600,194	$7,881,444

The Company’s authorized share capital was US$65,000,000, divided into 130,000,000 ordinary shares with a par value of US$0.50 per share. As of December 31, 2024, the Company had a single class of ordinary shares, of which 15,762,887 shares were issued and outstanding.

On July 31, 2025, the Company completed its initial public offering (“IPO”) of 1,250,000 ordinary shares at an offering price of US$4.00 per share, resulting in gross proceeds of US$5,000,000, before deducting underwriting discounts and commissions and other offering expenses.

On August 7, 2025, the Company issued an additional 187,500 ordinary shares at a price of US$4.00 per share pursuant to the full exercise of the over-allotment option, generating additional gross proceeds of US$750,000, before deducting underwriting discounts and commissions and other offering expenses.

The aggregate par value of the shares issued in the above transactions amounted to US$718,750 (representing 1,437,500 shares), which was recorded as ordinary shares. The excess of gross proceeds over par value amounted to US$5,031,250 and was initially recorded in capital surplus (additional paid-in capital), before deducting underwriting discounts and commissions and other offering expenses. In connection with the IPO, the Company incurred underwriting discounts and commissions and other offering expenses, which were accounted for as a reduction of capital surplus. As a result, the net increase in capital surplus arising from the IPO (including the full exercise of the over-allotment option) amounted to US$1,383,816.

On December 9, 2025, the shareholders approved a share capital reorganization and amended the memorandum and articles of association of the Company as follows:

a) The re-designation of existing ordinary shares into Class A and Class B ordinary shares, with authorized share capital consisting of 30,000,000 Class A ordinary shares with a par value of US$0.50 per share and 100,000,000 Class B ordinary shares with a par value of US$0.50 per share.

b) The repurchase of 4,888,092 and 1,209,091 Class A ordinary shares from New Moon Corporation and Mr. Jing-Bin Chiang, respectively, in exchange for the issuance of an equivalent number of Class B ordinary shares.

c) Each Class A ordinary share carries one (1) vote, while each Class B ordinary share carries ten (10) votes. Other than the difference in voting rights, Class A and Class B ordinary shares rank pari passu in all other respects, including rights to dividends and distributions.

As a result, as of December 31, 2025, a total of 17,200,387 shares were issued and outstanding, comprising 11,103,204 Class A ordinary shares and 6,097,183 Class B ordinary shares.

19. Capital surplus

	As of December 31, 2025
	Share premium	Share-based payments	Total
January 1	$7,273,954	$573,792	$7,847,746
Employee bonus shares	-	87,808	87,808
Issuance of ordinary shares (Note 18)	1,383,816		1,383,816
December 31	$8,657,770	$661,600	$9,319,370

	As of December 31, 2024
	Share premium	Share-based payments	Total
January 1	$7,273,954	$442,080	$7,716,034
Employee bonus shares	-	131,712	131,712
December 31	$7,273,954	$573,792	$7,847,746

Notes:

a) Pursuant to the Cayman Islands Company Act, capital surplus arising from paid-in capital in excess of par value on issuance of ordinary shares and donations can be used to cover accumulated deficit or to issue new stocks or cash to shareholders in proportion to their share ownership, provided that the Company has no accumulated deficit.

b) However, the capital surplus should not be used to cover accumulated deficit unless the legal reserve is insufficient.

20. Accumulated deficit

a) In accordance with the Articles of Incorporation of the Company, the Directors may declare dividends and distributions on Shares in issue and authorize payment of the dividends or distributions out of the funds of the Company lawfully available therefor.

b) The Board of Directors may from time to time declare interim dividends to the shareholders.

c) Before the declaration of an additional dividend distribution, the Board of Directors may set aside provision from the earnings to pay any unforeseen expense or to adjust dividends or for any other purpose to be met by using the earnings.

d) Before such use, the provision may, be used temporarily in the business of the Company or to invest in such investments as the Board of Directors may at any time.

e) As of December 31, 2025 and 2024, the Company had not declared any dividends and distributions.

21. Operating revenue

	Year ended December 31,2025	Year ended December 31,2024	Year ended December 31,2023
Revenue from contracts with customers
Sales of products	$6,766,519	$17,563,985	$23,777,952
Service provision	2,200,000	-	-
Service provision – a related party	960,000	-	-
	$9,926,519	$17,563,985	$23,777,952

a) Disaggregation of revenue from contracts with customers

i) The Group derives revenue from the transfer of goods at a point in time and the rendering of services over time in the following major product lines and geographical regions:

Revenue from external customer contracts
Year ended December 31, 2025	Europe	Asia	Other areas	Total
Point in time:
Bicycle frame	$4,678,501	$-	$-	$4,678,501
Racket	-	181,233	3,430	184,663
Crank	1,333,799	181,233	-	1,515,032
Others	-	279,622	108,701	388,323
	6,012,300	642,088	112,131	6,766,519
Over time:
Service provision	2,200,000	960,000	-	3,160,000
Total	$8,212,300	$1,602,088	$112,131	$9,926,519

Year ended December 31, 2024	Europe	US	Other areas	Total
Point in time:
Bicycle frame	$13,224,192	$12,775	$1,163,879	$14,400,846
Racket	939,656	677,491	67,690	1,684,837
Crank	686,657	-	-	686,657
Others	-	-	791,645	791,645
Total	$14,850,505	$690,266	$2,023,214	$17,563,985

Year ended December 31, 2023	Europe	Other areas	Total
Point in time:
Bicycle frame	$14,675,036	$543,969	$15,219,005
Racket	5,381,594	1,660,899	7,042,493
Others	-	1,516,454	1,516,454
Total	$20,056,630	$3,721,322	$23,777,952

(i) For the year ended December 31, 2025, revenue from other areas primarily represents sales to customers located in the United States.

ii) By the timing of revenue recognition:

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
At a point in time	$6,766,519	$17,563,985	$23,777,952
Over time	3,160,000	-	-
Total	$9,926,519	$17,563,985	$23,777,952

b) Contract liabilities

(i) The Group has recognized the following revenue-related contract liabilities:

	As of	As of
	December 31, 2025	December 31, 2024
Contract liabilities - receipts in advance	$60,906	$107,786

(ii) Revenue recognized that was included in the contract liabilities balance at the beginning of the year:

	Year ended December 31, 2025	Year ended December 31, 2024
Revenue recognized from beginning contract liabilities	$106,906	$276,210

22. Expenses by nature

a) The Group’s total expenses of cost of goods sold and operating expenses are as follows:

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Cost of revenue	$4,560,353	$11,933,181	$20,855,842
Operating expenses	25,988,284	4,518,366	3,809,770
	$30,548,637	$16,451,547	$24,665,612

b) The Group’s total expenses by nature are as follows:

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Purchase and sale of merchandise inventory	$4,540,840	$11,921,857	$8,387,054
Raw materials and supplies used	-	-	5,840,152
Change in inventory of finished goods and work in process	-	-	1,561,187
Processing cost	-	-	422,862
Loss on inventory valuation	19,513	11,324	55,137
Employee benefit expenses (Note 23)	2,778,852	2,396,499	3,951,664
Fuel and utility expense	48,610	39,991	354,419
Freight expenses	143,693	191,934	335,441
Professional service expenses	1,047,580	451,050	633,648
Provision (reversal) for expected credit losses for accounts receivable	331,761	(8,365)	81,842
Provision for expected credit losses for receivables due from related parties	18,915,508	-	-
Depreciation expenses	183,776	135,686	250,228
Depreciation expenses-right-of-use assets (Note 11)	184,816	203,138	718,635
Amortization expenses	20,898	16,122	17,655
Other expenses	2,332,790	1,092,311	2,055,688
	$30,548,637	$16,451,547	$24,665,612

a) Other expenses primarily consist of advertising and promotional expenses, as well as miscellaneous office and administrative expenses.

23. Employee benefit expenses

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Wages and salaries	$2,369,767	$1,952,795	$3,222,565
Labor and health insurance fees	170,833	156,948	393,472
Pension (Note 16)	75,398	76,680	71,180
Share-based payments (Note 17)	87,808	131,712	131,712
Other personnel expenses	75,046	78,364	132,735
	$2,778,852	$2,396,499	$3,951,664

24. Finance costs

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Finance costs from
Loans	$369,793	$401,781	$319,633
Lease liabilities	3,696	1,150	17,474
Guarantees fee	-	-	471,574
	$373,489	$402,931	$808,681

25. Interest income

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Interest income from
Bank deposits	$14,535	$22,580	$19,582
Guarantee deposit	18,692	23,862	-
Long-term receivables (including current portion)	112,726	218,168	316,793
	$145,953	$264,610	$336,375

26. Income tax

a) Components of income tax expense (credit):

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Current income tax:
Current income tax on (loss) profit for the year	$2,966	$13,208	$3
Tax on unappropriated retained earnings	-	-	1,377
Prior year income tax under provision	595	519	19,588
Total current income tax	3,561	13,727	20,968
Deferred income tax:
Effect of temporary differences	1,905	(8,215)	(404,016)
Income tax expense (credit)	$5,466	$5,512	$(383,048)

Tax expenses were computed based on the rates applicable in the respective countries where the Group entities operate.

b) Reconciliation between income tax expense and accounting profit:

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Tax calculated based on profit before tax and statutory tax rate	$16,650	$11,467	$28,055
Effects from adjustments based on tax regulation	(13,684)	(7,182)	-
Change in assessment of realization of deferred tax assets	1,905	-	(432,068)
Prior year income tax under provision	595	519	19,588
Tax on unappropriated retained earnings	-	-	1,377
others	-	708	-
Income tax expense (credit)	$5,466	$5,512	$(383,048)

c) Amounts of deferred tax assets or liabilities as a result of temporary differences and tax losses are as follows:

	As of
	January 1,2025	(Reversal) recognized in profit or loss	Effect of foreign exchange rate changes	December 31, 2025
Deferred tax assets
Allowance for expected credit loss	$-	$(36)	$72	$36
Loss on inventories	2,637	(594)	114	2,157
Unused vacation bonus	4,791	1,669	218	6,678
Unused tax losses	426,372	12,930	(23,073)	416,229
	$433,800	$13,969	$(22,669)	$425,100

Deferred tax liabilities
Unrealized exchange gain	$(10,982)	$7,293	$(498)	$(4,187)

	As of
	January 1, 2024	Recognized in profit or loss	Effect of foreign exchange rate changes	December 31, 2024
Deferred tax assets
Allowance for expected credit loss	$3,085	$(2,939)	$(146)	$-
Loss on inventories	467	2,202	(32)	2,637
Unused vacation bonus	3,741	1,244	(194)	4,791
Unused tax losses	432,068	(711)	(4,985)	426,372
	$439,361	$(204)	$(5,357)	$433,800

Deferred tax liabilities
Unrealized exchange gain	$(20,405)	$8,419	$1,004	$(10,982)

The Group has assessed the recoverability of deferred tax assets, including unused tax losses, based on projected future taxable profits. Management believes that sufficient taxable profits will be available in the foreseeable future to utilize these tax losses, and therefore no valuation allowance has been recognized.

d) Tax losses incurrence and expiration date, deferred tax assets filed and unused amounts, are as follows:

2025
Year incurred	Amount filed	Unused amount	Expiry year
2019	$330,450	273,117	no limit
2021	21,908	21,908	no limit
2023	24,547	24,547	no limit
2023	110,855	98,407	2033
	$487,760	$417,979

2024
Year incurred	Amount filed	Unused amount	Expiry year
2019	$329,916	$273,938	no limit
2021	21,873	21,873	no limit
2023	24,507	24,507	no limit
2023	106,054	106,054	2033(Unapproved)
	$482,350	$426,372

e) The Company’s foreign subsidiaries file income tax returns in the countries where their operations are located. Recent income tax returns were submitted in Taiwan (2024), Hong Kong (2024), and China (2024).

f) The Group principally operates business in Taiwan, Hong Kong and China. The tax rate for above countries was 20%, 8.25% and 25%, respectively.

27. (Loss) earnings per share

	Year ended December 31, 2025
	Loss for the year	Basic and diluted - Weighted average number of ordinary shares outstanding	Basic and diluted - Loss per share (in dollars)
Loss attributable to the parent	$(20,173,616)	16,365,798	$(1.23)

	Year ended December 31, 2024
	Profit for the year	Basic and diluted - Weighted average number of ordinary shares outstanding	Basic and diluted - Earnings per share (in dollars)
Profit attributable to the parent	$1,104,213	15,762,887	$0.07

	Year ended December 31, 2023
	Profit for the year	Basic and diluted - Weighted average number of ordinary shares outstanding	Basic and diluted - Earnings per share (in dollars)
Profit attributable to the parent	$1,418,643	15,762,887	$0.09

a) There were no potentially dilutive instruments in 2025, 2024 and 2023.

b) Basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year.

c) For the year ended December 31, 2025, the weighted average number of shares reflects the issuance of 1,250,000 shares on July 31, 2025, and 187,500 shares on August 7, 2025, on a pro-rata basis from their respective dates of issuance.

28. Investing activities with partial cash payments

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Purchase of property, plant and equipment (Note 10)	$188,605	$44,224	$154,594
Add: Opening balance of payable on equipment	11,657	12,140	278,011
Less: Ending balance of payable on equipment	(12,282)	(11,657)	(12,140)
Less: Opening balance of prepaid on property, plant and equipment	(390,363)	(411,178)	(626,179)
Add: Ending balance of prepaid on property, plant and equipment (Note 12)	408,032	390,363	411,178
Effect of foreign exchange rate changes	-	1,333	-
Effect from disposal of investments	-	-	(111,954)
Cash paid during the year	$205,649	$25,225	$93,510

29. Changes in liabilities from financing activities

	Year ended December 31, 2025
	Short-term loans	Long-term loans (including current portion)	Lease liabilities	Total liabilities from financing activities
January 1	$8,999,751	$1,037,768	$163,775	$10,201,294
Net cash flow from financing activities	-	-	(180,327)	(180,327)
Proceeds from short-term loans from a related party	8,249,052	-	-	8,249,052
Payments on short-term loans	(5,868,457)	-	-	(5,868,457)
Proceeds from long-term loans	-	1,070,449	-	1,070,449
Repayments for long-term loans	-	(411,018)	-	(411,018)
Effect of foreign exchange rate changes	(389,742)	(44,941)	(7,092)	(441,775)
Interest expense	-	-	105,722	105,722
December 31	$10,990,604	$1,652,258	$82,078	$12,724,940

	Year ended December 31, 2024
	Short-term loans	Long-term loans (including current portion)	Lease liabilities	Total liabilities from financing activities
January 1	$6,964,927	$980,200	$105,745	$8,050,872
Net cash flow from financing activities	2,034,824	-	(205,321)	1,829,503
Proceeds from long-term loans	-	482,284	-	482,284
Payments on long-term loans	-	(421,063)	-	(421,063)
Effect of foreign exchange rate changes	-	(3,653)	(26,426)	(30,079)
Interest expense	-	-	289,777	289,777
December 31	$8,999,751	$1,037,768	$163,775	$10,201,294

	Year ended December 31, 2023
	Short-term loans	Long-term loans (including current portion)	Lease liabilities	Total liabilities from financing activities
January 1	$6,328,892	$1,223,636	$4,491,496	$12,044,024
Net cash flow from financing activities	-	(176,487)	(4,261,578)	(4,438,065)
Proceeds from long-term loans	636,035	-	(206,147)	429,888
Payments on long-term loans	-	642,467	-	642,467
Exchange adjustment	-	-	81,974	81,974
Changes from other activities	-	(709,416)	-	(709,416)
December 31	$6,964,927	$980,200	$105,745	$8,050,872

a) Net cash flow of lease liabilities represents the payment of lease rentals.

b) Changes in lease liabilities are due from non-cash effect right-of-use assets.

30. Related party transactions

a) Parent and ultimate controlling party

The Group is controlled by Jing-Bin Chiang and his family who directly and indirectly 51.15% and 55.81% equity interest in the Company as of December 31, 2025 and 2024, respectively.

b) Names of related parties and relationship

Names of related parties	Relationship with the Company	Note
YMA Composite Materials (DG) Co., Ltd. (YMA DG)	The Company is the shareholder of YMA DG	i)
Forwell Sports Equipment Co., Ltd. (Forwell)	The Company is the shareholder of Forwell	i)
Jing-Bin Chiang	Key management
Yu-Ning Chiang	Key management

i) The Company holds 19.5% of the equity interest in YMA DG and Forwell, both of which are manufacturers of bicycles parts in the PRC, and in which the Company does not have a controlling interest or significant influence. The investment is recorded at fair value through other comprehensive income. During the current year, management decided and switched to a new operating strategy and expected that the investments in both YMA DG and Forwell are no longer recoverable. Upon the strategic divestiture and loss of significant influence confirmed by the Board on November 27, 2025, these entities ceased to be related parties. Consequently, no balances remain outstanding as of December 31, 2025, the Company has written off these investments to consolidated statements of comprehensive (loss) income during the year ended December 31, 2025.

c) Significant related party transactions

(a) Service revenue:

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Service revenue
YMA DG	$960,000	$529,665	$280,231
Forwell	-	-	45,139
	$960,000	$529,665	$325,370

Service revenues are based on the prices and terms that would be available to third parties.

(b) Purchase of goods

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Purchase of goods
YMA DG	$4,757,080	$11,505,167	$10,438,247
Forwell	-	-	3,989,255
	$4,757,080	$11,505,167	$14,427,502

Goods are purchased based on the prices and terms that would be available to third parties.

(c) Receivables from related parties:

	As of	As of
	December 31, 2025	December 31, 2024
Accounts receivable
YMA DG	$-	$5,029,583

Acting on behalf of a related party in purchasing raw materials, the goods are purchased based on the prices and terms that would be available to third parties.

During the year ended December 31, 2025, based on an updated assessment of the debtors’ financial condition and their inability to fulfill the repayment schedule, the Group determined that the carrying amounts of these receivables were no longer recoverable. As a result, a full impairment loss was recognized for the remaining balances of $5,029,583.

	As of	As of
	December 31, 2025	December 31, 2024
Long-term Receivables from related parties
YMA DG	$-	$6,068,347
Forwell	-	2,232,376
	$-	$8,300,723

On May 14, 2024, the Group signed a supplementary agreement to the equity transfer agreement dated April 1, 2023. The agreement stipulates that the Group has renegotiated with YMA DG and Forwell, agreeing that the debts will be fully repaid in three installments on December 31, 2024, December 31, 2025, and December 31, 2026.

During the year ended December 31, 2025, based on an updated assessment of the debtors’ financial condition and their inability to fulfill the repayment schedule, the Group determined that the carrying amounts of these receivables were no longer recoverable. As a result, a full impairment loss was recognized for the remaining balances of $8,300,723.

d) Endorsements and guarantees provided by related parties

(i) The provision of credit lines used from loans guaranteed by key management is as follows:

	As of	As of
	December 31, 2025	December 31, 2024
Guaranteed by key management
Short-term loans	$2,741,552	$8,999,751
Long-term loans	1,652,258	1,037,768
	$4,393,810	$10,037,519

(ii) Loans from a Related Party

	As of December 31, 2025	As of December 31, 2024
Loans from a Related Party
Yu-Ning Chiang	$8,249,052	$-

As of December 31, 2025, the Company had an outstanding loan from Ms. Yu-Ning Chiang, an immediate family member of the Chairman of the Board, Mr. Jing-Bin Chiang, amounting to $8,249,052. The loan is unsecured, bears a fixed interest rate of 0.5% per annum, and originally matures on December 31, 2026. On April 30, 2026, Yu-Ning Chiang signed a letter that she will not demand for repayment from the Company for the coming year until cash surplus from the Company. For the year ended December 31, 2025, the interest expense incurred in connection with this loan was $8,915.

e) Key management compensation

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Compensation
Salaries and other short-term employee benefits	$616,887	$594,278	$566,945
Post-employment benefits	9,732	9,343	9,807
Share-based payments	87,808	131,712	131,712
	$714,427	$735,333	$708,464

31. Pledged assets

The details of the Group’s assets pledged as collateral are as follows:

Pledged assets	As of December 31, 2025	As of December 31, 2024	Purpose
Financial assets at amortized cost	$455,133	$574,391	Short-term loans, Long-term loans, Guarantee to suppliers
Guarantee deposits paid	88,188	133,390	Short-term loans,
	$543,321	$707,781

32. Significant contingent liabilities and unrecognized contract commitments

On June 1, 2022, the Company entered into a contract to acquire a building (including land) in Taichung, Taiwan, intended for use as its new headquarters. Following a subsequent price adjustment, the total consideration for the acquisition was revised to NT$ 120,000,000 ($3,825,311).

As of December 31, 2025, the Company has made total payments amounting to NT$20,000,000 (equivalents to $637,552). The remaining balance of NT$ 100,000,000 (equivalents to $3,187,759) is scheduled to be settled upon the approval of the associated bank loan and the formal completion of the transaction.

33. Capital management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and to maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total loans (including ‘current and non-current loans’ as shown in the consolidated balance sheet) less cash and cash equivalents. Total capital is calculated as ‘equity’ as shown in the consolidated balance sheet plus net debt.

The Group’s strategy, which is unchanged for the reporting periods, is to maintain a reasonable ratio in order to raise capital at reasonable cost.

The debt to capital ratios as of December 31, 2025 and 2024 were as follows:

	As of	As of
	December 31, 2025	December 31, 2024
Total borrowings	$12,642,862	$10,037,519
Less: Cash and cash equivalents	(97,669)	(649,106)
Net debt	12,545,193	9,388,413
Total (deficit) equity	(6,777,635)	12,999,263
Total capital	$5,767,558	$22,387,676
Gearing ratio	218%	42%

The Group reported deficit in 2025. Accordingly, the gearing ratio for 2025 is not directly comparable to that of 2024.

34. Financial instruments

a) Financial instruments by category

	As of	As of
	December 31, 2025	December 31, 2024
Financial assets
Financial assets at amortized cost
Cash and cash equivalents	$97,669	$649,106
Financial assets at amortized cost	455,133	574,391
Accounts receivable	3,578,974	1,277,928
Accounts receivable due from related parties	-	5,029,583
Other receivables	2,638	1,952,834
Other receivables due from related parties	-	526,882
Long-term receivables due from related parties	-	8,300,723
Guarantee deposits	142,364	133,390
	$4,276,778	$18,444,837
Financial liabilities
Financial liabilities at amortized cost
Short-term bank loans	$2,741,552	$8,999,751
Short-term loans from a related party	8,249,052	-
Accounts payable	180,954	209,567
Other payables	941,159	802,840
Long-term loans (including current portion)	1,652,258	1,037,768
	$13,764,975	$11,049,926
Lease liabilities	$82,078	$163,775

b) Financial risk management policies

(a) The Group’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk, interest rate risk and price risk), credit risk and liquidity risk.

(b) Risk management is carried out by a central treasury department (Group treasury) under policies approved by the Board of Directors. Group treasury identifies, evaluates, and hedges financial risks in close co-operation with the Group’s operating units. The Board provides written principles for overall risk management, as well as written policies covering specific areas and matters, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity.

c) Significant financial risks and degrees of financial risks

(a) Market risk

i) Foreign exchange risk

(i) The Group operates internationally and is exposed to foreign exchange risk arising from the transactions of the Company and its subsidiaries used in various functional currency, primarily with respect to the USD. Foreign exchange risk arises from future commercial transactions and recognized assets and liabilities.

(ii) Management has set up a policy to require group companies to manage their foreign exchange risk against their functional currency. Exchange rate risk arising from the difference between various functional currencies and the reporting currency in the consolidated financial statements is centrally managed by the Group’s finance department.

(iii) The Group’s businesses involve some non-functional currency operations (the Company’s and certain subsidiaries’ functional currency: USD; other certain subsidiaries’ functional currency: NTD, RMB and HKD). The information on assets and liabilities denominated in foreign currencies whose values would be materially affected by the exchange rate fluctuations is as follows:

	December 31, 2025
	Foreign currency (USD equivalent)	Exchange rate	Book value (USD)
Foreign currency: functional currency
Financial assets
Monetary items
USD:NTD	$545,656	31.37	$545,656
USD:HKD	443,595	7.78	443,595
Financial liabilities
Monetary items
USD:NTD	$90,767	31.37	$90,767
USD:HKD	777,530	7.78	777,530

	December 31, 2024
	Foreign currency (USD equivalent)	Exchange rate	Book value (USD)
Foreign currency: functional currency
Financial assets
Monetary items
USD:NTD	$6,176,385	32.79	$6,176,385
USD:HKD	8,387,829	7.77	8,387,829
Financial liabilities
Monetary items
USD:NTD	$3,430,664	32.79	$3,430,664
USD:HKD	2,237,392	7.77	2,237,392

(iv) Analysis of foreign currency market risk arising from significant foreign exchange variation:

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Foreign exchange gains (losses)	$727,618	$(71,960)	$363,269

(v) Analysis of foreign currency market risk arising from significant foreign exchange variation:

	Sensitivity analysis
	December 31, 2025
	Degree of variation	Effect on profit or loss	Effect on other comprehensive income
Foreign currency: functional currency
Financial assets
Monetary items
USD:NTD	5%	$27,283	$-
USD:HKD	5%	22,180	-
Financial liabilities
Monetary items
USD:NTD	5%	$4,538	$-
USD:HKD	5%	38,877	-

	Sensitivity analysis
	December 31, 2024
	Degree of variation	Effect on profit or loss	Effect on other comprehensive income
Foreign currency: functional currency
Financial assets
Monetary items
USD:NTD	5%	$308,819	$-
USD:HKD	5%	419,391	-
Financial liabilities
Monetary items
USD:NTD	5%	$171,533	$-
USD:HKD	5%	111,870	-

ii) Cash flow interest rate risk

(i) The Group’s main interest rate risk arises from short-term loans and long-term loans with variable rates, which expose the Group to cash flow interest rate risk.

For the years ended December 31, 2025 and 2024, the Group’s loans at variable rate were mainly denominated in NTD and USD.

(ii) The Group’s loans are measured at amortized cost. The loans are periodically contractually repriced and to that extent are also exposed to the risk of future changes in market interest rates.

(iii) If the borrowing interest rate had increased/decreased by 1% with all other variables held constant, profit would have increased/decreased as follows:

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Profit increased/decreased	$126,429	$100,728	$79,451

The main factor is that changes in interest expense result in floating-rate loans.

(b) Credit risk

i) Credit risk refers to the risk of financial loss to the Group arising from default by the clients or counterparties of financial instruments on the contract obligations.

The main factor is that counterparties could not repay in full the accounts receivable based on the agreed terms, and the contract cash flows of debt instruments stated at amortized cost.

ii) The Group manages their credit risk, taking into consideration the entire group’s concern. According to the Group’s credit policy, each local entity in the Group is responsible for managing and analyzing the credit risk for each of their new clients before standard payment and delivery terms and conditions are offered.

Internal risk control assesses the credit quality of the customers, taking into account their financial position, past experience and other factors. Individual risk limits are set based on internal or external ratings in accordance with limits set by the Board of Directors.

The utilization of credit limits is regularly monitored.

iii) In line with credit risk management procedure, when the contract payments of the counterparty were past due over 360 days

iv) The Group adopts the following assumptions under IFRS 9 to assess whether there has been a significant increase in credit risk on that instrument since initial recognition:

If the contract payments were past due over 30 days based on the terms, there has been a significant increase in credit risk on that instrument since initial recognition.

v) The Group classifies customer’s accounts receivable in accordance with credit risk on trade and customer type. The Group applies the modified approach using a provision matrix based on the loss rate methodology to estimate expected credit loss under the provision matrix basis.

vi) The Group wrote-off the financial assets, which cannot be reasonably expected to be recovered, after initiating recourse procedures. However, the Group will continue executing the recourse procedures to secure their rights.

vii) The Group used the forecast ability to adjust historical and timely information to assess the default possibility of accounts receivable. The loss rate methodology is as follows:

	Not past due	Up to 30 days past due	31 to 90 days past due	91 to 180 days past due	Over 180 days past due	Total
At December 31, 2025
Expected loss rate	0.01%	0.08%	14.2%	92.93%	92.63%
Total book value	$1,764,589	$249,410	$1,558,011	$5,499	$1,465	$3,578,974
Expected credit loss	$122	$203	$257,810	$72,269	$1,357	$331,761
At December 31, 2024
Expected loss rate	0.00%	0.00%	0.00%	0.61%	99.72%
Total book value	$1,210,294	$49,695	$17,939	$-	$-	$1,277,928
Expected credit loss	$-	$-	$-	$-	$-	$-

viii) Movements in relation to the Group applying the modified approach to provide loss allowance for accounts receivable and lease payments receivable are as follows:

	As of December 31, 2025	As of December 31, 2024
	Expected credit loss	Expected credit loss
At January 1	$-	$97,332
Provision for impairment	(19,247,269)	(8,365)
Write-offs	18,915,508	(88,967)
At December 31	$(331,761)	$-

The allowance for credit losses is reduced when the Group determined that the receivables are uncollectible. During the year ended December 31, 2025, the Group wrote off $18,915,508 of accounts receivable. These balances, which were previously fully provided for, primarily related to outstanding amounts from YMA DG, and Forwell. The write-offs were executed as these balances were deemed uncollectible after exhaustive recovery efforts.

ix) For investments in debt instruments at amortized cost, the credit rating levels are presented below:

	2025
		Lifetime
	12 months	Significant increase in credit risk	Impairment of credit	Total
Financial assets at amortized cost	$455,133	$-	$-	$455,133
Other receivables (including Long-term receivables)	$2,638	$-	$-	$2,638
Other receivables from related parties	$-	$-	$-	$-
Guarantee deposits	$142,364	$-	$-	$142,364

	2024
		Lifetime
	12 months	Significant increase in credit risk	Impairment of credit	Total
Financial assets at amortized cost	$574,391	$-	$-	$574,391
Other receivables	$1,952,834	$-	$-	$1,952,834
Other receivables from related parties	$526,882	-	-	$526,882
Guarantee deposits paid	$133,390	$-	$-	$133,390

(c) Liquidity risk

i) Cash flow forecasting is performed in the operating entities of the Group and aggregated by Group treasury. Group treasury monitors rolling forecasts of the Group’s liquidity requirements to ensure it has sufficient cash to meet operational needs.

ii) Surplus cash held by the operating entities over and above balance required for working capital management are transferred to the Group treasury. Group treasury invests surplus cash in interest bearing current accounts, time deposits, money market deposits, choosing instruments with appropriate maturities or sufficient liquidity to provide sufficient head-room as determined by the above-mentioned forecasts.

iii) The unused credit lines from bank loans of the Group as of December 31, 2025 and 2024 are $10,332,185 and $1,734,866, respectively.

	As of	As of
	December 31, 2025	December 31, 2024
Floating rate:
Expiring within one year	$6,610,518	$1,645,813
Expiring beyond one year	3,721,667	89,053
	$10,332,185	$1,734,866

To acquire building and land as headquarter, the Group has obtained credit lines of mortgage loans amounted to $5,323,557 (NT$167,000,000) and $2,226,289 as of December 31, 2025 and 2024, respectively, which are not included in the aforementioned unused credit lines. If the credit lines are used, the maturity of the mortgage loans is 20 years.

iv) The table below analyses the Group’s non-derivative financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date for non-derivative financial liabilities. The amounts disclosed in the table are the contractual undiscounted cash flows.

As of December 31, 2025	Less than 1 year	Between 1 year and 3 years	Total
Non-derivative financial liabilities
Short-term bank loans	$2,741,552	$-	$2,741,552
Short-term loans from a related party	8,249,052	-	8,249,052
Accounts payable	180,954	-	180,954
Other payables	941,159	-	941,159
Lease liabilities	82,078	-	82,078
Long-term loans (including current portion)	624,620	1,027,638	1,652,258

As of December 31, 2024	Less than 1 year	Between 1 year and 3 years	Total
Non-derivative financial liabilities
Short-term loans	$8,999,751	$-	$8,999,751
Accounts payable	209,567	-	209,567
Other payables	802,840	-	802,840
Lease liabilities	163,775	-	163,775
Long-term loans (including current portion)	42,478	995,290	1,037,768

35. Fair value information

a) The different levels that the inputs to valuation techniques are used to measure fair value of financial and non-financial instruments have been defined as follows:

(a) Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date. A market is regarded as active where a market in which transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

(b) Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

(c) Level 3: Unobservable inputs for the asset or liability.

b) The related information of financial and non-financial instruments measured at fair value by level on the basis of the nature, characteristics and risks of the assets and liabilities. As of December 31, 2025, the Group did not hold any financial assets or liabilities measured at fair value on a recurring basis. Accordingly, no fair value hierarchy table is presented for the current period. For the year ended December 31, 2024, the fair value measurements were as follows

	Level 1	Level 2	Level 3	Total
December 31, 2024
Recurring fair value measurements
Other receivables (including Long-term receivables)	$-	$1,952,834	$-	$1,952,834
Financial assets at FVOCI	-	-	1,789,804	1,789,804
	$-	$1,952,834	$1,789,804	$3,742,638

The fair value of other receivables (including Long-term receivables) classified as at fair value through other comprehensive income is determined by the present value of future cash flows based on the discount rate that reflects the credit risk of counterparties.

There were no transfers of financial instruments or non-financial instruments between any levels during the years ended December 31, 2025, 2024 and 2023.

As of December 31, 2025, due to the significant deterioration in the financial condition of the counterparties, the Group updated its assessment and determined the fair value of these Level 3 financial assets to be nil. A full impairment loss was recognized accordingly.

c) Financial instruments not measured at fair value

The carrying amounts of cash and cash equivalents, current financial assets at amortized cost, accounts receivable, other receivables, other receivables guarantee deposits, long-term receivables, long-term receivables from related parties, short-term loans, accounts payable, other payables, loans from a related party, accounts payable and lease liabilities are approximate to their fair values.

36. Segment Information

a) General information

After April 1, 2023, the Group disposed of two PRC subsidiaries, YMA DG and Forwell. As a result, the Group operates as a single reporting segment, primarily engaged in bicycle, racket, and other businesses.

b) Information about segment profit or loss

At December 31, 2025, the information on segment profit or loss, assets, and liabilities is consistent with the information in the consolidated financial statements; please refer to the consolidated balance sheets and consolidated statements of comprehensive (loss) income.

Revenue of the group in bicycle, racket, crank, service provision and other businesses as follows:

	Bicycle frame	Racket	Crank	Service provision	Others	Total
Year ended December 31, 2025
Revenue
External customers	$4,678,501	$184,663	$1,515,032	$3,160,000	$388,323	$9,926,519

Year ended December 31, 2024
Revenue
External customers	$14,400,846	$1,684,837	$686,657	$-	$791,645	$17,563,985

Year ended December 31, 2023
Revenue
External customers	$15,219,005	$7,042,493	$-	$-	$1,516,454	$23,777,952

c) Information by products

Revenue of the group in bicycle, racket, crank, service provision and other businesses as of December 31, 2025, 2024 and 2023 is as follows:

	Bicycle frame	Racket	Crank	Service provision	Others	Total
Year ended December 31, 2025
Revenue	$4,678,501	$184,663	$1,515,032	$3,160,000	$388,323	$9,926,519

Year ended December 31, 2024
Revenue	$14,400,846	$1,684,837	$686,657	$-	$791,645	$17,563,985

Year ended December 31, 2023
Revenue	$15,219,005	$7,042,493	$-	$-	$1,516,454	$23,777,952

d) Geographical information

The Group’s revenue from external customers by location of operations and information about its non-current assets by location of assets are as follows:

	Year ended December 31, 2025	As of December 31, 2025	Year ended December 31, 2024	As of December 31, 2024
	Revenue	Non-current assets	Revenue	Non-current assets
Taiwan	$106,990	$914,736	$87,641	$813,261
China	181,233	-	-	-
Others	9,638,296	342,892	17,476,344	332,966
	$9,926,519	$1,257,628	$17,563,985	$1,146,227

Non-current assets do not include non-current financial assets at fair value through other comprehensive (loss) income, non-current financial assets at amortized cost, and deferred tax assets, net.

e) Major customer information

Major customers representing at least 10% of net revenue of the Group for the years ended December 31, 2025, 2024 and 2023 are as follows:

	Year ended December 31, 2025		Year ended December 31, 2024		Year ended December 31, 2023
	Revenue	Segment	Revenue	Segment	Revenue	Segment
A	$3,298,300	Bicycle frame	$10,171,716	Bicycle frame	$9,654,223	Bicycle frame
B	3,324,470	Service, Bicycle frame and Racket	(ii)	N/A	(ii)	N/A
C	(i)	Racket	(i)	Racket	3,481,345	Racket
D	(i)	Bicycle frame	(i)	Bicycle frame	2,401,287	Bicycle frame
	$6,622,770		$10,171,716		$15,536,855

(i)	Less than 10% of total revenue of the Group.

(ii)	No such customer in financial years 2024 and 2023.

37. Restrictions and parent company financial information

Under existing foreign exchange regulations of the People’s Republic of China (“PRC”), payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the State Administration of Foreign Exchange (“SAFE”) by complying with certain procedural requirements. However, approval from or registration or fillings with competent government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies.

the Group principal activities Is the holding of investments in entities involved mainly in manufacturing and trading business in Hong Kong and Taiwan, exclude China.

The following tables for Bohong and Dongguan Changrong set forth our cash and cash equivalents and payable as of December 31, 2025:

As of
December 31, 2025
Current assets
Cash and cash equivalents	$10,380

Current liabilities
Other payables	$(133,281)
Net	$(122,901)

That no restriction on the flow of cash from the Subsidiaries to the Group.

38. Significant events after the reporting period

On June 1, 2022, the Company entered into a contract to acquire a building (land included) in Taichung, Taiwan for its new headquarter. Subsequent to December 31, 2025, the total transaction price was adjusted to NT$120,000,000 ($3,825,311). As of December 31, 2025, the Company had paid a total of NT$20,000,000 ($637,552) and obtained a mortgage of NT$100,000,000 ($3,187,759), the remaining will be paid when the transaction is completed. In March 2026, the transaction was successfully completed. The remaining balance of NT$100,000,000 ($3,187,759) was settled through a mortgage loan obtained by the Company, and the title transfer of the property has been finalized.

On February 23, 2026, the Company entered into an exclusive global distribution agreement with Patriot Green Energy Technology (“PSSB”), a developer and manufacturer of next-generation solid-state battery technology. PSSB is significantly backed by the Industrial Technology Research Institute, a leading technology incubator in Taiwan.

The Group has assessed all events from December 31, 2025 up through April 30, 2026, which is the date that these consolidated financial statements are available to be issued, unless as disclosed above, there are not any material subsequent events that require disclosure in these consolidated financial statements.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Fifth Amended and Restated Memorandum and Articles of Association (incorporated herein by reference to Exhibit 3.1 to the Form 8-A12B/A (File No. 001-42767), filed with the Securities and Exchange Commission on January 7, 2026)
2.1	Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.1 to the Form 8-A12B/A (File No. 001-42767), filed with the Securities and Exchange Commission on January 7, 2026)
2.2	Form of Representative’s Warrants (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 6-K (File No. 001-42767), filed with the Securities and Exchange Commission on August 1, 2025)
2.3	Description of Securities (incorporated herein by reference to the section titled “Description of Securities” in the Registrant’s registration statement on Form F-1 (File No. 333-286805)), initially filed with the Securities and Exchange Commission on April 29, 2025, as amended, including any form of prospectus contained therein pursuant to Rule 424(b) under the Securities Act of 1933, (ii) the Registrant’s registration statement on Form 8-A12B, filed with the Securities and Exchange Commission on July 29, 2025, and (iii) the Form 8-A12B/A (File No. 001-42767), filed with the Securities and Exchange Commission on January 7, 2026)
4.1	J-Star Holding Co., Ltd 2025 Equity Incentive Plan (incorporated herein by reference to Exhibit 99.1 of Registrant’s Form S-8 (File No. 333-292611) filed with the Securities and Exchange Commission on January 8, 2026)
4.2	Unofficial English Translation of Farglory Financial Center Taichung Lease Agreement and Farglory Financial Center Taichung Parking Space Lease Agreement, dated February 7, 2025, by and among Farglory Life Insurance Inc. and TW YMA. (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-286805), as amended, initially filed with the Securities and Exchange Commission on April 29, 2025)
4.3	Unofficial English Translation of State-owned Land Use Assignment Contract, dated February 28, 2019, by and among Bohong Technology and Yangzhou Municipal Land and Resources Bureau, Hanjiang Branch. (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-286805), as amended, initially filed with the Securities and Exchange Commission on April 29, 2025)
4.4	Unofficial English Translation of Comprehensive Credit Loan Agreement, dated April 11, 2022, by and among Mega International Commercial Bank Co., Ltd. and TW YMA, in respect of a loan in the amount of NTD10 million and NTD15 million. (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-286805), as amended, initially filed with the Securities and Exchange Commission on April 29, 2025)
4.5	Unofficial English Translation of Loan Agreement, dated August 29, 2023, by and among Taishin International Bank and TW YMA, in respect of a loan in the amount of NTD150 million. (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-286805), as amended, initially filed with the Securities and Exchange Commission on April 29, 2025)
4.6	Unofficial English Translation of Collateral Provision Agreement, dated August 29, 2023, by and among Taishin International Bank, Mr. Jing-Bin Chiang and TW YMA. (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-286805), as amended, initially filed with the Securities and Exchange Commission on April 29, 2025)
4.7	Unofficial English Translation of Deed of Guarantee, dated March 2, 2022, by and among King’s Town Bank Co., Ltd. and Mr. Jing-Bin Chiang, in respect of a loan in the amount of NTD6.5 million granted to TW YMA. (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-286805), as amended, initially filed with the Securities and Exchange Commission on April 29, 2025)
4.8	Unofficial English Translation of Letter of Approval of Credit, dated August 29, 2023, by and among Fubon Commercial Bank of Taipei Co., Ltd. and Mr. Jing-Bin Chiang, in respect of a loan in the amount of NTD30 million granted to TW YMA. (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-286805), as amended, initially filed with the Securities and Exchange Commission on April 29, 2025)

113

4.9	Unofficial English Translation of Letter of Approval of Credit, dated August 29, 2023, by and among Fubon Commercial Bank of Taipei Co., Ltd. and Mr. Jing-Bin Chiang, in respect of a loan in the amount of $2 million granted to Star Leader (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-286805), as amended, initially filed with the Securities and Exchange Commission on April 29, 2025)
4.10	Unofficial English Translation of Credit Limited Notice, dated May 22, 2023, by CTBC Bank Corporation Ltd and Mr. Jing-Bin Chiang, in respect of a loan in the amount of $1 million granted to Star Leader. (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-286805), as amended, initially filed with the Securities and Exchange Commission on April 29, 2025)
4.11	Employment Agreement entered into by and among J-Star Holding Co., Ltd and Jing-Bin Chiang, dated March 31, 2026 (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 6-K (File No. 001-42767), filed with the Securities and Exchange Commission on April 10, 2026)
4.12	Employment Agreement, by and between Abraham Pullolickel Ittycheriah and the registrant, dated as of February 1, 2022 (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-286805), as amended, initially filed with the Securities and Exchange Commission on April 29, 2025)
4.13	Employment Agreement, by and between Ting-Pang Sung and the registrant, dated as of February 1, 2022 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-286805), as amended, initially filed with the Securities and Exchange Commission on April 29, 2025)
4.14	Independent Director Agreement by and between Ching-Chou Huang and the registrant, dated as of July 9, 2022 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-286805), as amended, initially filed with the Securities and Exchange Commission on April 29, 2025)
4.15	Independent Director Agreement by and between Shen-Huei Wang and the registrant, dated as of July 9, 2022 (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-286805), as amended, initially filed with the Securities and Exchange Commission on April 29, 2025)
4.16	Independent Director Agreement by and between Ping-Hong Lin and the registrant, dated as of July 9, 2022 (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-286805), as amended, initially filed with the Securities and Exchange Commission on April 29, 2025)
4.17	Unofficial English Translation of Form of Equity Transfer Agreement of Forwell Sports Equipment Co., Ltd by and Goal Beyond Limited and Transferee, dated April 1, 2023 (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-286805), as amended, initially filed with the Securities and Exchange Commission on April 29, 2025)
4.18	Unofficial English Translation of Form of Equity Transfer Agreement of YMA Composite Materials (DG) Co. Ltd by and Goal Beyond Limited and Transferee, dated April 1, 2023 (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-286805), as amended, initially filed with the Securities and Exchange Commission on April 29, 2025)
4.19	Unofficial English Translation of Supplemental Agreement to the Equity Transfer Agreement of Forwell Sports Equipment Co., Ltd by and Goal Beyond Limited and Transferee, dated April 27, 2023 (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-286805), as amended, initially filed with the Securities and Exchange Commission on April 29, 2025)
4.20	Unofficial English Translation of Supplemental Agreement to the Equity Transfer Agreement of YMA Composite Materials (DG) Co. Ltd by and Goal Beyond Limited and Transferee, dated April 27, 2023 (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-286805), as amended, initially filed with the Securities and Exchange Commission on April 29, 2025)
4.21	Unofficial English Translation of Form of OEM/ODM Agreement by and between YMA Corporation and Forwell Sports Equipment Co., Ltd. (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-286805), as amended, initially filed with the Securities and Exchange Commission on April 29, 2025)

114

4.22	Unofficial English Translation of Form of OEM/ODM Agreement by and between YMA Corporation and YMA Composite Materials (DG) Co. Ltd. (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1 (File No. 333-286805), as amended, initially filed with the Securities and Exchange Commission on April 29, 2025)
4.23	Unofficial English Translation of Supplemental Agreement to the OEM/ODM Agreement by and between YMA Corporation and Forwell Sports Equipment Co., Ltd., dated April 27, 2023 (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1 (File No. 333-286805), as amended, initially filed with the Securities and Exchange Commission on April 29, 2025)
4.24	Unofficial English Translation of Supplemental Agreement to the OEM/ODM Agreement by and between YMA Corporation and YMA Composite Materials (DG) Co. Ltd., dated April 27, 2023 (incorporated herein by reference to Exhibit 10.24 to the registration statement on Form F-1 (File No. 333-286805), as amended, initially filed with the Securities and Exchange Commission on April 29, 2025)
4.25	Unofficial English Translation of Agreement on the Paid Recovery of State-Owned Land Use Rights by and between Bohong Technology and Yangzhou Municipal Land and Resources Bureau, Hanjiang Branch, dated July 27, 2023 (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F-1 (File No. 333-286805), as amended, initially filed with the Securities and Exchange Commission on April 29, 2025)
4.26	Unofficial English Translation of Sale and Purchase Agreement by and between YMA Corporation, Huang Qixia, and Sinyi Realty Inc., dated June 1, 2022 (incorporated herein by reference to Exhibit 10.26 to the registration statement on Form F-1 (File No. 333-286805), as amended, initially filed with the Securities and Exchange Commission on April 29, 2025)
4.27	Unofficial English Translation of Sale and Purchase Supplementary Agreement by and between YMA Corporation, Huang Qixia, and Sinyi Realty Inc., dated December 10, 2024 (incorporated herein by reference to Exhibit 10.27 to the registration statement on Form F-1 (File No. 333-286805), as amended, initially filed with the Securities and Exchange Commission on April 29, 2025)
4.28	Severance Agreement entered into by and among J-Star Holding Co., Ltd and Sam Van, dated March 31, 2026 (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 6-K (File No. 001-42767), filed with the Securities and Exchange Commission on April 10, 2026)
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-286805), as amended, initially filed with the Securities and Exchange Commission on April 29, 2025)
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
19.1*	Insider Trading Policy (incorporated herein by reference to Exhibit 99.3 to the registration statement on Form F-1 (File No. 333-286805), as amended, initially filed with the Securities and Exchange Commission on April 29, 2025)
21.1	List of subsidiaries of the Registrant (incorporated herein by reference to Exhibit 21.1 o the registration statement on Form F-1 (File No. 333-286805), as amended, initially filed with the Securities and Exchange Commission on April 29, 2025)
23.1*	Consent of WWC, P.C.
97.1	Executive Compensation Recovery Policy (incorporated herein by reference to Exhibit 99.2 to the registration statement on Form F-1 (File No. 333-286805), as amended, initially filed with the Securities and Exchange Commission on April 29, 2025)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

115

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

J-Star Holding Co., Ltd.

	By:	/s/ Jing-Bin Chiang
Jing-Bin Chiang
Chief Executive Officer
(Principal Executive Officer)

Date: April 30, 2026

116